Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

SYMPHONY TELECA CORPORATION,

HARMAN INTERNATIONAL INDUSTRIES, INC.,

SABITA SUB, INC.

and

SYMPHONY TECHNOLOGY GROUP, L.L.C., solely in

its capacity as the Representative

January 22, 2015

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ARTICLE VI

COVENANTS OF PARENT

Section 6.01	Approval by Sole Stockholder of Merger Sub	50
Section 6.02	Efforts to Consummate	50
Section 6.03	NYSE Listing	50
Section 6.04	Acquisition of Aditi Shares	50

ARTICLE VII

ADDITIONAL COVENANTS

Section 7.01	Representative	51
Section 7.02	Antitrust Filings	52

ARTICLE VIII

EMPLOYEE BENEFIT AND TAX MATTERS

Section 8.01	Compensation and Employee Benefits	53
Section 8.02	No Third Party Beneficiaries; No Amendments; No Guarantees of Employment	54
Section 8.03	Tax Matters	54
Section 8.04	Stockholder Taxes	60

ARTICLE IX

CONDITIONS TO CLOSING

Section 9.01	Conditions to Each Party’s Obligations	69
Section 9.02	Conditions to Parent’s and Merger Sub’s Obligations	70
Section 9.03	Conditions to the Company’s Obligations	71

ARTICLE X

SURVIVAL; INDEMNIFICATION

Section 10.01	Survival of Representations, Warranties, Covenants, Agreements and Other Provisions	72
Section 10.02	Indemnification	73
Section 10.03	Claims	74
Section 10.04	Limitations on Securityholder Indemnification Obligations	76
Section 10.05	Limitations on Parent Indemnification Obligations	78
Section 10.06	Sole and Exclusive Remedy	79

INDEX OF EXHIBITS

Exhibit A	Form of Stockholder Agreement
Exhibit B	Form of Rollover Agreement
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of Letter of Transmittal
Exhibit E	Form of Escrow Agreement
Exhibit F	Form of Written Consent

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 22, 2015, is made by and among Symphony Teleca Corporation, a Delaware corporation (the “Company”), Harman International Industries, Incorporated, a Delaware corporation (“Parent”), Sabita Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”), and Symphony Technology Group, L.L.C., a Delaware limited liability company, solely in its capacity as the representative for the Company’s securityholders (the “Representative”). Parent, Merger Sub and the Company, and, solely in its capacity as and solely to the extent applicable, the Representative, shall be referred to herein from time to time as a “Party” and collectively as the “Parties.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Article XII below.

WHEREAS, Parent desires to acquire one hundred percent (100%) of the issued and outstanding shares of capital stock of the Company in a reverse subsidiary merger transaction on the terms and subject to the conditions set forth herein;

WHEREAS, (a) the boards of directors of the Company and Merger Sub have each determined that the Merger (as defined below) is fair, advisable and in the best interests of their respective companies and stockholders and (b) the boards of directors of the Company, Parent and Merger Sub each have approved this Agreement and the transactions contemplated hereby, including the Merger (and, including for the avoidance of doubt, the transactions contemplated by the Rollover Agreements) (the “Transactions”), upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution of this Agreement, Parent, as the sole stockholder of Merger Sub, has executed a written consent approving and adopting this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the board of directors of the Company is recommending to its stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent’s willingness to enter into this Agreement, Sanjay Dhawan is entering into an employment agreement with Parent and Pradeep Rathinam is amending and restating his employment agreement with the Company (the “Employment Agreements”);

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, each of the Securityholders listed on Annex I is entering into a stockholder agreement with Parent, the Company, Merger Sub and the Representative in the form of Exhibit A hereto as specified on Annex I (the “Stockholder Agreements”).

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, each of the Securityholders listed on Annex II (each, a “Rollover Holder”) is entering into a rollover agreement with Parent in the form of Exhibit B hereto as specified on Annex II (the “Rollover Agreements”).

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger.

(a) On the terms and subject to the conditions hereof, at the Effective Time, Merger Sub shall merge (the “Merger”) with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving company (the “Surviving Company”) and a wholly owned subsidiary of Parent.

(b) At the Closing, the Company and Merger Sub shall cause a certificate of merger substantially in the form of Exhibit C hereto (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and make all other filings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

(c) From and after the Effective Time, the Surviving Company shall succeed to all the assets, rights, privileges (other than the Privilege Assets), immunities, powers and franchises and be subject to all of the Liabilities, restrictions, disabilities and duties of the Company and Merger Sub, all as provided under the DGCL.

Section 1.02 Effect on Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(a) Each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, the Rollover Shares and any other shares held by Parent or Merger Sub) shall be converted into a right to receive an amount in cash equal to the sum of (A) the Series A Per Share Amount, payable at the Closing in accordance with Section 2.02(b) (based on the Estimated Base Purchase Price Statement), (B) the Per Share Additional Consideration, if any (subject to reduction in respect of the Reduction Amount and the Second Tier Aggregate Catch-Up Option Consideration, if any), which amount will be determined and, if applicable, payable, after the Closing in accordance with Section 1.07, and (C) the Per Share Adjusted Earn-Out Amount, if any (subject to reduction in respect of the Earn-Out Holdback Amount and the Unpaid Aditi Earn-Out Holdback Amount, if any), which amount will be determined and, if applicable, payable, after the Closing in accordance with Section 1.07.

(b) Each share of Series A-1 Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, the Rollover Shares and any other shares held by Parent or Merger Sub) shall be converted into a right to receive an amount in cash equal to the sum of (A) the Series A-1 Per Share Amount payable at the Closing in accordance with Section 2.02(b) (based on the Estimated Base Purchase Price Statement), (B) the Per Share Additional Consideration, if any (subject to reduction in respect of the Reduction Amount and the Second Tier Aggregate Catch-Up Option Consideration, if any), which amount will be determined and, if applicable, payable, after the Closing in accordance with Section 1.07, and (C) the Per Share Adjusted Earn-Out Amount, if any (subject to reduction in respect of the Earn-Out Holdback Amount and the Unpaid Aditi Earn-Out Holdback Amount, if any), which amount will be determined and, if applicable, payable, after the Closing in accordance with Section 1.07.

(c) Each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, the Rollover Shares and any other shares held by Parent or Merger Sub) shall be converted into a right to receive an amount in cash equal to the sum of (A) the Series B Per Share Amount, payable at the Closing in accordance with Section 2.02(b) (based on the Estimated Base Purchase Price Statement), (B) the Per Share Additional Consideration, if any (subject to reduction in respect of the Reduction Amount and the Second Tier Aggregate Catch-Up Option Consideration, if any), which amount will be determined and, if applicable payable, after the Closing in accordance with Section 1.07, and (C) the Per Share Adjusted Earn-Out Amount (subject to reduction in respect of the Earn-Out Holdback Amount and the Unpaid Aditi Earn-Out Holdback Amount, if any), if any, which amount will be determined and, if applicable, payable, after the Closing in accordance with Section 1.07.

(d) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, the Rollover Shares and any other shares held by Parent or Merger Sub) shall be converted into a right to receive an amount in cash equal to the sum of (A) the Per Share Participating Amount (based on the Estimated Base Purchase Price Statement), payable at the Closing in accordance with Section 2.02(b), (B) the Per Share Additional Consideration, if any (subject to reduction in respect of the Reduction Amount and the Second Tier Aggregate Catch-Up Option Consideration, if any), which amount will be determined and, if applicable, payable, after the Closing in accordance with Section 1.07 and (C) the Per Share Adjusted Earn-Out Amount, if any (subject to reduction in respect of the Earn-Out Holdback Amount and the Unpaid Aditi Earn-Out Holdback Amount, if any), which amount will be determined and, if applicable, payable, after the Closing in accordance with Section 1.07.

(e) Each share of Merger Sub’s common stock, par value $0.01 per share, that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without further action on the part of Parent, Merger Sub or the Company, be converted into and become one validly issued, fully paid and nonassessable share of the Surviving Company’s common stock, par value $0.01 per share, and the shares of the Surviving Company into which the shares of Merger Sub’s common stock are so converted shall be the only shares of the Surviving Company’s capital stock that are issued and outstanding immediately after the Effective Time. Each certificate evidencing ownership of shares of Merger Sub’s common stock immediately prior to the Effective Time shall evidence ownership of such shares of the Surviving Company’s common stock from and after the Effective Time.

(f) At the Effective Time, all Rollover Shares and any other shares of Company Stock that are held by Parent or Merger Sub immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and no amount of consideration shall be allocated or paid with respect thereto (for the avoidance of doubt, this provision does not affect Parent’s or Merger Sub’s payment obligations to the holders of the Rollover Shares as of the Reference Time pursuant to the Rollover Agreements and this Agreement).

Section 1.03 Effect on Options and Restricted Stock Units.

(a) Effect on Options. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, without any further action on the part of the Company or of any Securityholder, (i) each Option that is outstanding immediately prior to the Effective Time and that is not an In-the-Money Option shall (A) if not previously vested, vest as of the Effective Time, and (B) automatically be canceled and extinguished, no longer be outstanding and cease to represent the right to acquire shares of Common Stock, without any payment of any consideration therefor; and (ii) each In-the-Money Option that is outstanding immediately prior to the Effective Time shall (A) if not previously vested, vest as of the Effective Time, and (B) automatically be canceled and extinguished, no longer be outstanding and cease to represent the right to acquire shares of Common Stock, and in consideration therefor, the holder thereof shall be entitled to receive an amount in cash, without interest, equal to (x) with respect to the First Tier In-the-Money Options, the applicable First Tier Option Consideration, to be paid in accordance with Section 2.02(c), Section 1.07(b), Section 1.07(c), Section 1.08, Section 1.09, Section 8.03(h) and Section 8.04(e), and (y) with respect to the Second Tier In-the-Money Options, the applicable Second Tier Option Consideration, to be paid in accordance with Section 1.07(b), Section 1.07(c), Section 1.08, Section 1.09, Section 8.03(h) and Section 8.04(e).

(b) Effect on Restricted Stock Units. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, without any further action on the part of the Company or of any Securityholder, each Restricted Stock Unit shall, at the Effective Time, automatically be canceled and extinguished, no longer be outstanding and cease to represent the right to acquire shares of Common Stock, and in consideration therefor, the holder thereof shall be entitled to receive an amount in cash, without interest, equal to the applicable Restricted Stock Unit Consideration, to be paid as such Restricted Stock Unit otherwise would have vested or, if later, in accordance with Section 2.02(c), Section 1.07(b), Section 1.07(c), Section 1.08, Section 1.09, Section 8.03(h) and Section 8.04(e). For purposes of this Agreement, the date a Restricted Stock Unit otherwise would have vested shall be determined in accordance with Annex 1.03(b), it being understood that if the employment of the applicable Restricted Stock

Unit Holder with the Company and its Affiliates terminates prior to a vesting date set forth on such schedule, the right to the corresponding Restricted Stock Unit Consideration shall be forfeited (any such consideration so forfeited, a “Forfeited Amount”).

(c) Payment. The Closing Option Consideration and Closing Restricted Stock Unit Consideration (in each case based on the Estimated Base Purchase Price Statement) payable to the Optionholders and Restricted Stock Unit Holders pursuant to Sections 1.03(a) and 1.03(b), respectively, shall be paid through the Surviving Company’s payroll system on the first regular payroll date of the Surviving Company after such consideration is payable pursuant to Sections 1.03(a) and 1.03(b).

(d) Necessary Actions. The Company shall, prior to the Effective Time, in consultation with Parent, take all actions reasonably necessary in order to effectuate the actions contemplated by this Section 1.03; provided that Parent shall have a reasonable opportunity to review and comment upon any written corporate action to be taken by the Company.

Section 1.04 Exchange of Company Stock. Prior to the Effective Time, Parent and Merger Sub shall appoint a commercial bank or trust company, or a subsidiary thereof, to act as paying and exchange agent hereunder (the “Exchange Agent”). After the Closing, promptly following surrender to the Exchange Agent of a certificate representing share(s) of Company Stock (each, a “Certificate”), together with a duly completed and executed letter of transmittal, substantially in the form of Exhibit D attached hereto (a “Letter of Transmittal”), which Letter of Transmittal shall in any event include confirmation of being bound by indemnification and related obligations and appointment of the Representative in such form and binding on the Securityholder executing the same, the holders of certificates will be entitled to receive the amount payable at the Closing in cash with respect to such share(s) of Company Stock held by such holder as provided in Section 1.02, payable, at the Surviving Company’s option, by check or wire transfer of immediately available funds. At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Company Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of the shares of Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any shares of Company Stock presented to the Exchange Agent for any reason shall be exchanged for the consideration theretofore payable in respect thereof pursuant to Section 1.02 without any interest thereon, subject to the execution of a duly completed Letter of Transmittal. None of Parent, the Surviving Company or their Affiliates shall be liable to any Securityholder for any amount paid to any public official pursuant to applicable abandoned property, escheat, or similar laws. Any amount remaining unclaimed by Securityholders six (6) months after the Closing Date (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

Section 1.05 Closing Calculations. Not less than five (5) Business Days prior to the anticipated Closing Date, the Company shall deliver to Parent a statement (the “Estimated Base Purchase Price Statement”) setting forth, in each case as of the Reference Time,

(a) an estimated consolidated balance sheet of the Group Companies, (b) good faith calculations of estimated Adjusted EBITDA, estimated Cash, estimated Debt, estimated Net Indebtedness and estimated Net Working Capital (it being understood that Net Working Capital shall be in the form set forth in Annex 12.01(c)), (c) good faith calculations of the Company’s estimate of the Base Purchase Price (the “Estimated Base Purchase Price”), estimated aggregate Closing Option Consideration, a schedule of the estimated Closing Option Consideration for each First Tier In-the-Money Option, estimated aggregate Closing Restricted Stock Unit Consideration in respect of Restricted Stock Units, estimated Per Share Participating Amount, estimated Series A Per Share Amount, estimated Series A-1 Per Share Amount and estimated Series B Per Share Amount and (d) estimated Fully Diluted Shares (as calculated pursuant to clause (a) of the definition thereof) (the amounts set forth pursuant to clauses (b), (c) and (d), collectively, the “Estimated Amounts”). The Estimated Base Purchase Price Statement and the determinations contained therein shall be prepared in accordance with this Agreement, including the Accounting Principles. Not less than two (2) Business Days prior to the anticipated Closing Date, Parent shall notify the Company in the event that it disputes any aspect of the Estimated Base Purchase Price Statement, the determinations therein or the calculations thereof. Prior to the Closing Date, Parent and the Representative shall negotiate in good faith to resolve any such dispute (or any aspect thereof). If any such dispute is resolved prior to the anticipated Closing Date, the Company shall deliver to Parent prior to the anticipated Closing Date a new statement setting forth the information required pursuant to clauses (a), (b), (c) and (d) of this Section 1.05, which shall be the Estimated Base Purchase Price Statement for purposes of this Agreement. Parent’s failure to timely notify the Company that it disputes an aspect of the Estimated Base Purchase Price Statement, or the Parties’ resolution of or failure to resolve any dispute raised pursuant to this Section 1.05, shall not prejudice Parent’s ability to dispute or raise objections to any aspect of the Estimated Base Purchase Price Statement or the determination of the Estimated Amounts following the Closing Date, and, for the avoidance of doubt, the Parties acknowledge and agree that no dispute related to the Estimated Base Purchase Price Statement shall in and of itself delay or condition the occurrence of the Closing.

Section 1.06 Base Purchase Price Adjustment.

(a) Promptly (but no later than the date that is seventy-five (75) days after Closing), Parent shall deliver to the Representative a statement (the “Final Base Purchase Price Statement”) setting forth, in each case as of the Reference Time, (a) the actual consolidated balance sheet of the Group Companies, (b) good faith calculations of actual Adjusted EBITDA (as finally determined in accordance with this Section 1.06, the “Actual Adjusted EBITDA”), actual Cash, actual Debt, actual Net Indebtedness and actual Net Working Capital (it being understood that Net Working Capital shall be in the form set forth in Annex 12.01(c)), (c) good faith calculations of the actual Base Purchase Price, actual aggregate Closing Option Consideration, a schedule of the actual Closing Option Consideration for each First Tier In-the-Money Option, actual aggregate Closing Restricted Stock Unit Consideration in respect of Restricted Stock Units, actual Per Share Participating Amount, actual Series A Per Share Amount, actual Series A-1 Per Share Amount and actual Series B Per Share Amount and (d) actual Fully Diluted Shares (as calculated pursuant to clause (a) of the definition thereof). The Final Base Purchase Price Statement and the determinations contained therein shall be prepared in accordance with this Agreement, including the Accounting Principles. After delivery of the Final Base Purchase Price Statement, the Representative and its accountants and other representatives shall be permitted reasonable access at reasonable times during the thirty (30)-day period after delivery of the Final Base Purchase Price Statement to review the Surviving Company’s and its Subsidiaries’ books and records and any work papers (subject to the Representative and its representatives entering into any reasonable undertakings required by Parent’s accountants in connection therewith) related to the preparation of the Final Base Purchase Price Statement; provided, that they do not unreasonably interfere with the business or operations of Parent or the Surviving Company. If the Representative has any objections to the Final Base Purchase Price Statement (to which it may object only on the basis that it contains mathematical errors or was not prepared in accordance with this Agreement, including the Accounting Principles), the Representative shall deliver to Parent a written statement (an “Objections Statement”) stating that the Representative believes the Final Base Purchase Price Statement contains mathematical errors or was not prepared in accordance with this Agreement, including the Accounting Principles, and specifying in reasonable detail each item that the Representative disputes (each, a “Disputed Item”) and the amount in dispute for each Disputed Item and the reasons supporting the Representative’s positions. The Representative shall not challenge the Final Base Purchase Price Statement on any basis other than as set forth in the timely delivered Objections Statement and shall be deemed to have agreed with all other items and amounts contained in the Final Base Purchase Price Statement. If an Objections Statement is not delivered to Parent within thirty (30) days following the date of delivery of the Final Base Purchase Price Statement, the Final Base Purchase Price Statement shall be final and binding on and non-appealable by the Parties. The Representative and Parent shall negotiate in good faith to resolve any Disputed Items, but if they do not reach a final resolution within fifteen (15) days after the delivery of the Objections Statement, the Representative and Parent shall submit such dispute to the New York City office of PricewaterhouseCoopers LLP, or if the New York City office of PricewaterhouseCoopers LLP is unwilling or unable to fulfill such role, to a nationally recognized independent accounting firm mutually acceptable to Parent and the Representative (the “Dispute Resolution Arbiter”). Any further submissions to the Dispute Resolution Arbiter must be written and delivered to each of Parent and the Representative. The Dispute Resolution Arbiter shall consider only those items and amounts that are identified in the Objections Statement as Disputed Items. The Dispute Resolution Arbiter’s determination shall be based solely on the Accounting Principles, the definitions of Actual Adjusted EBITDA, Cash, Debt, Net Indebtedness, Net Working Capital, Base Purchase Price, Closing Option Consideration, Closing Restricted Stock Unit Consideration, Per Share Participating Amount, Series A Per Share Amount, Series A-1 Per Share Amount and Series B Per Share Amount contained herein and the provisions of this Agreement, including this Section 1.06. The Representative and Parent shall use their commercially reasonable efforts to cause the Dispute Resolution Arbiter to resolve all disagreements as soon as practicable in amounts between the disputed amounts set forth in the Final Base Purchase Price Statement and the Objections Statement. The Dispute Resolution Arbiter’s determination shall be based solely on the presentations by Parent and the Representative that are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The resolution of the dispute by the Dispute Resolution Arbiter shall be final and binding on and nonappealable by the Parties hereto. The fees and expenses of the Dispute Resolution Arbiter shall be allocated between Parent and the Representative in such manner that the Representative shall be responsible for that portion of the fees and expenses equal to such fees and expenses multiplied by a fraction the numerator of which is the aggregate dollar amount in dispute in respect of Disputed Items submitted to the Dispute Resolution Arbiter that are resolved in a manner further from the position submitted to the Dispute Resolution Arbiter by the Representative and closer to the position submitted to the

Dispute Resolution Arbiter by Parent (as finally determined by the Dispute Resolution Arbiter), and the denominator of which is the total aggregate dollar amount in dispute in respect of Disputed Items so submitted, and Parent shall be responsible for the remainder of such fees and expenses. For the avoidance of doubt, the foregoing shall not limit claims for Losses under this Agreement to the extent that a Party has a claim for Losses under this Agreement other than in connection with the determination of the Base Purchase Price and has not been fully compensated for such Losses, including not limiting such claims if, for example, as a result of the inclusion of any liabilities in connection with such determination of the Base Purchase Price, the representation with respect to the Financial Statements in Section 3.06 is inaccurate.

(b) If the Base Purchase Price as finally determined pursuant to Section 1.06(a) (the “Final Base Purchase Price”) is greater than the Estimated Base Purchase Price, the aggregate payment, if any, to which Securityholders are otherwise entitled pursuant to Section 1.07(b) shall be increased by the difference of the Final Base Purchase Price less the Estimated Base Purchase Price (such difference, the “Base Purchase Price Excess”), as provided in such Section 1.07(b).

(c) If the Final Base Purchase Price is less than the Estimated Base Purchase Price, the aggregate payment, if any, to which Securityholders are otherwise entitled pursuant to Section 1.07(b) shall be decreased by the difference of the Estimated Base Purchase Price less the Final Base Purchase Price (such difference, the “Base Purchase Price Shortfall”), as provided in such Section 1.07(b). In the event that the Base Purchase Price Shortfall exceeds the aggregate payment, if any, to which Securityholders are otherwise entitled pursuant to Section 1.07(b) (the amount of such excess, the “Unrecovered Amount”), (i) the Adjusted Earn-Out Amount, if any, payable pursuant to Section 1.07(c) shall be reduced by the amount of the Unrecovered Amount (but not below zero) and (ii) if, after application of clause (i) of this Section 1.06(c), the Unrecovered Amount has not been fully recovered, the Major Holders, on a several basis, shall promptly (but in any event within five (5) Business Days of the final determination of the 2015 Revenue in accordance with Section 1.07(a)) deliver each such Major Holder’s Pro Rata Indemnification Percentage of the remaining portion of the Base Purchase Price Shortfall by wire transfer of immediately available funds to one (1) or more accounts designated by the Surviving Company to the Major Holders.

Section 1.07 Additional Consideration.

(a) As soon as practicable after the end of the Earn-Out Period (but in no event later than January 30, 2016), Parent shall cause to be prepared and delivered to the Representative a statement of the Revenue (the “2015 Revenue”) of the Company (such statement, the “Revenue Statement”) for the twelve (12) months ended December 31, 2015 (the “Earn-Out Period”), which shall be prepared in accordance with the definition of 2015 Revenue contained in this Agreement, including the Accounting Principles. After delivery of the Revenue Statement, the Representative and its accountants and other representatives shall be permitted reasonable access at reasonable times to review the Surviving Company’s and its Subsidiaries’ books and records and any work papers (subject to the Representative and its representatives entering into any reasonable undertakings required by Parent’s accountants in connection therewith) related to the preparation of the Revenue Statement. If the Representative has any objections to the Revenue Statement, the Representative shall deliver to Parent an Objections Statement stating that the Representative believes the Revenue Statement contains mathematical errors or was not prepared in accordance with this Agreement and specifying in reasonable detail each Disputed Item and the amount in dispute for each Disputed Item and the reasons supporting the Representative’s positions. The Representative shall not challenge the Revenue Statement on any basis other than as set forth in the timely delivered Objections Statement and shall be deemed to have agreed with all other items and amounts contained in the Revenue Statement. If an Objections Statement is not delivered to Parent within thirty (30) days following the date of delivery of the Revenue Statement, the Revenue Statement shall be final and binding on and non-appealable by the Parties. The Representative and Parent shall negotiate in good faith to resolve any Disputed Items, but if they do not reach a final resolution within fifteen (15) days after the delivery of the Objections Statement, the Representative and Parent shall submit such dispute to the Dispute Resolution Arbiter. Any further submissions to the Dispute Resolution Arbiter must be written and delivered to each of Parent and the Representative. The Dispute Resolution Arbiter shall consider only those items and amounts that are identified in the Objections Statement as Disputed Items. The Dispute Resolution Arbiter’s determination shall be based solely on the Accounting Principles, the definition of 2015 Revenue contained herein and the provisions of this Agreement, including this Section 1.07. The Representative and Parent shall use their commercially reasonable efforts to cause the Dispute Resolution Arbiter to resolve all disagreements as soon as practicable in amounts between the disputed amounts set forth in the Revenue Statement and the Objections Statement. The Dispute Resolution Arbiter’s determination shall be based solely on the presentations by Parent and the Representative that are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The resolution of the dispute by the Dispute Resolution Arbiter shall be final and binding on and nonappealable by the Parties hereto. The fees and expenses of the Dispute Resolution Arbiter shall be allocated between Parent and the Representative in such manner that the Representative shall be responsible for that portion of the fees and expenses equal to such fees and expenses multiplied by a fraction the numerator of which is the aggregate dollar amount in dispute in respect of Disputed Items submitted to the Dispute Resolution Arbiter that are resolved in a manner further from the position submitted to the Dispute Resolution Arbiter by the Representative and closer to the position submitted to the Dispute Resolution Arbiter by Parent (as finally determined by the Dispute Resolution Arbiter), and the denominator of which is the total aggregate dollar amount in dispute in respect of the Disputed Items so submitted, and Parent shall be responsible for the remainder of such fees and expenses. For the avoidance of doubt, the foregoing shall not limit claims for Losses under this Agreement to the extent that a Party has a claim for Losses under this Agreement other than in connection with the determination of 2015 Revenue.

(b) Subject to Sections 1.08, 1.09, 1.10, 1.12, 7.01(e) and 8.04, no later than February 5, 2016 (or, if later, five (5) Business Days following determination of the Final Base Purchase Price), the Securityholders shall be entitled to an amount, if any, in cash equal to (i) the Floor Adjustment Amount plus (ii) the Base Purchase Price Excess, if a positive number, less (iii) the Base Purchase Price Shortfall, if a positive number (clauses (i) through (iv), the “Additional Consideration”), subject to reduction as set forth in this Agreement. The Surviving Company shall (and Parent shall cause the Surviving Company to) (A) subject to Section 1.12 deliver to the Exchange Agent, for the benefit of Common Stockholders and Preferred

Stockholders in respect of shares of Company Stock other than Rollover Shares (and Dissenting Shares) held by them as of the Reference Time, an amount in cash equal to the product of (1) the Additional Consideration, less the sum of the Reduction Amount and the Second Tier Aggregate Catch-Up Option Consideration, if any, multiplied by (2) the Non-Rollover Stockholder Percentage (such product, the “Additional Non-Rollover Stockholder Consideration”), and the Exchange Agent shall distribute to each such Common Stockholder and Preferred Stockholder (other than holders of Dissenting Shares) its Pro Rata Non-Rollover Stock Percentage of the Additional Non-Rollover Stockholder Consideration, (B) deliver to the Exchange Agent, for the benefit of Common Stockholders and Preferred Stockholders in respect of Rollover Shares held by them as of the Reference Time, an amount in cash equal to the product of (1) the Additional Consideration, less the sum of the Reduction Amount and the Second Tier Aggregate Catch-Up Option Consideration, if any, multiplied by (2) the Rollover Stockholder Percentage (such product, the “Additional Rollover Stockholder Cash Consideration”), and the Exchange Agent shall distribute to each such Common Stockholder and Preferred Stockholder its Pro Rata Rollover Stock Percentage of the Additional Rollover Stockholder Cash Consideration, (C) pay to the holders of First Tier In-the-Money Options and Restricted Stock Units in respect of First Tier In-the-Money Options and Restricted Stock Units held by them as of the Reference Time, an amount in cash equal to the product of (1) the Additional Consideration, less the sum of the Reduction Amount and the Second Tier Aggregate Catch-Up Option Consideration, if any, multiplied by (2) the First Tier Award Holder Percentage (such product, the “Additional Award Holder Consideration”), less the aggregate applicable Forfeited Amounts, with the Surviving Company to distribute to each such holder of such First Tier In-the-Money Options and Restricted Stock Units its First Tier Pro Rata Award Percentage of the Additional Award Holder Consideration (less any applicable Forfeited Amounts) through the Surviving Company’s payroll system on the next normal payroll date of the Surviving Company and (D) pay to each holder of Second Tier In-the-Money Options in respect of the Second Tier In-the-Money Options held by them as of the Reference Time, an amount in cash equal to the Second Tier Option Catch-Up Consideration with respect to such Second Tier In-the-Money Options, with payment to be made through the Surviving Company’s payroll system on the next normal payroll date of the Surviving Company.

(c) Subject to Sections 1.08, 1.09, 1.10 and 1.12, 7.01(e) and 8.04, promptly following the final determination of 2015 Revenue in accordance with Section 1.07(a) (but in no event prior to the time that Merger Sub is required to make payments pursuant to Section 1.07(b)), the Securityholders shall be entitled to an amount, if any, in cash, subject to reduction pursuant to Section 1.06(c) and Section 10.04(c), (the “Adjusted Earn-Out Amount”) equal to (i) the Earn-Out Amount, less (ii) the Floor Adjustment Amount. The Surviving Company shall (and Parent shall cause the Surviving Company to) (A) subject to Section 1.12 deliver to the Exchange Agent, for the benefit of Common Stockholders and Preferred Stockholders in respect of the shares of Company Stock held by them as of the Reference Time (other than Dissenting Shares), an amount equal to the product of (1) the Adjusted Earn-Out Amount less the Earn-Out Holdback Amount (the “Deliverable Adjusted Earn-Out Amount”) multiplied by (2) the Stockholder Percentage, and the Exchange Agent shall distribute to each such Common Stockholder and Preferred Stockholder (other than holders of Dissenting Shares) its Pro Rata Stock Percentage of the Deliverable Adjusted Earn-Out Amount, and (B) pay to the holders of In-the-Money Options and Restricted Stock Units in respect of In-the-Money Options and Restricted Stock Units held by them as of the Reference Time, an amount equal to the product of (1) the Deliverable Adjusted Earn-Out Amount, multiplied by (2) the Award Holder Percentage, less the aggregate applicable Forfeited Amounts, with the Surviving Company to distribute to each such holder of such In-the-Money Options or Restricted Stock Units its Pro Rata Award Percentage of the Deliverable Adjusted Earn-Out Amount (less any applicable Forfeited Amounts) through the Surviving Company’s payroll system on the next normal payroll date of the Surviving Company; provided, that if the Group Companies have not acquired beneficial and record ownership of 100% of the Fully Diluted Aditi Shares by the time of the payment of the Adjusted Earn-Out Amount (the number of Fully Diluted Aditi Shares not so acquired at such time, the “Missing Aditi Shares”), an amount equal to the product of (1) the Adjusted Earn-Out Amount, (2) the quotient of the 2015 Revenue of Aditi Technologies Private Limited over the total 2015 Revenue, and (3) the quotient of the Missing Aditi Shares over the Fully Diluted Aditi Shares, shall be withheld by the Surviving Company from the payments to be made pursuant to this Section 1.07(c) (such unpaid amount, the “Unpaid Aditi Earn-Out”), and shall be paid in accordance with the second sentence of this Section 1.07(c) (i) in the event the “Second Closing Sale Shares” (as defined in the Aditi Stock Purchase Agreement) are acquired by the Company at one time, in its entirety within ten (10) Business Days of the date of the Second Closing (as defined in the Aditi Stock Purchase Agreement) or (ii) otherwise, within ten (10) Business Days of each date on which the Company acquires beneficial and record ownership of additional shares since the last payment pursuant to this Section 1.07(b) (the “Partial Closing Shares”) constituting at least five percent (5%) of the Fully Diluted Aditi Shares (or, if less, the number of shares constituting the remaining number of Missing Aditi Shares (excluding shares held by the Missing Shareholders (as defined below))), the payment on such date equal to the applicable Unpaid Aditi Earn-Out Amount (for the avoidance of doubt, in the case of each of clauses (i) and (ii), whether or not the Fully Diluted Aditi Shares held by the Missing Shareholders, as defined in the Aditi Stock Purchase Agreement, have heretofore been acquired by the Company). Until paid, the Unpaid Aditi Earn-Out may be subject to set-off or holdback in respect of claims by the Parent Indemnified Parties pursuant to Article X or Article VIII (with the final disposition of any amount so held back or set off to occur only following and in accordance with the resolution of any such claim pursuant to the terms and conditions of Article X or Article VIII, as applicable), including, for the avoidance of doubt, pursuant to Section 8.04(h)(ii).

(d) From and after the Effective Time until December 31, 2015, and subject to the Employment Agreements, the Surviving Company shall be operated as an autonomous business unit of Parent, in a manner consistent with Annex III, led by Sanjay Dhawan and Pradeep Chaudhry for so long as such individuals remain employed by Parent or its Subsidiaries. From and after the Effective Time until December 31, 2015, Parent shall use commercially reasonable efforts to subcontract internal development work of it or its other Affiliates utilizing at least 200 employees to the Surviving Company by December 31, 2015.

(e) If, during the Earn-Out Period, Parent (i) effects a Change of Control of the Company, (ii) terminates the employment of any of the Executives without Cause or any of the Executives terminates his employment for Good Reason or (iii) materially breaches its obligations set forth in Section 1.07(d) of this Agreement which breach is not cured within ten (10) Business Days following receipt by Parent of written notice from the Representative of such a material breach (each of clause (i), (ii) and (iii), an “Annualization Event”), then (A) in the event of an Annualization Event described in clause (i), 2015 Revenue shall be calculated as the product of (x) Revenue during the period from January 1, 2015 through the date of the Annualization Event multiplied by (y) a ratio (I) the numerator of which is total Revenue in 2014 and (II) the denominator of which is Revenue in 2014 during the period from January 1, 2014 through the date that is one year prior to the date of the Annualization Event and (B) in the event of an Annualization Event described in clause (ii) or (iii) that occurs prior to an Annualization Event described in clause (i), the Representative shall have the right to elect, by giving written notice to Parent not later than the thirtieth (30th) day following the first date of the Annualization Event to occur, that 2015 Revenue be calculated based on actual 2015 Revenue (and in such event if no such notice is validly given 2015 Revenue shall be calculated as provided in clause (A)). For the avoidance of doubt, in no event will the occurrence of an Annualization Event accelerate or otherwise change the date of payment of the Adjusted Earn-Out. For purposes of illustration only, if the Annualization Event occurred on June 30, 2015, Revenue for the first six (6) months of 2014 was $40.00, Revenue for the second six (6) months of 2014 was $60.00 and Revenue for the first six (6) months of 2015 was $50.00, annualized 2015 Revenue following the June 30, 2015 Annualization Event would be $125.00 (and for the avoidance of doubt, not $100.00).

Section 1.08 Escrow. Prior to the Closing, the Representative, Parent and Merger Sub shall enter into an Escrow Agreement with the Escrow Agent substantially in the form of Exhibit E, subject to any administrative changes as may be required by the Escrow Agent (the “Escrow Agreement”). Concurrently with the payment to the Exchange Agent pursuant to Section 1.07(b), the Surviving Company shall deposit an amount of cash equal to the Escrow Amount (but only to the extent of the excess, if any, of (a) the Additional Consideration over (b) the sum of (1) the Additional Consideration Holdback Amount, (2) the Stockholder Tax Holdback Amount, (3) the Stockholder Tax Special Fund, (4) the Second Tier Aggregate Catch-Up Option Consideration, if any and (5) the Premium Amount, if applicable) with the Escrow Agent for use in connection with the Securityholders’ obligations pursuant to the indemnification provisions of this Agreement. Subject to Section 7.01(e) any Escrow Amount remaining on the General Survival Termination Date (but in any event not before payment to the Exchange Agent is required to be made pursuant to Section 1.07(b)) shall be paid by the Escrow Agent (but in any event, not before the payment is made to the Exchange Agent pursuant Section 1.07(b)) (and Parent and the Representative shall cause the applicable Parent Authorized Person and Representative Authorized Person, respectively, promptly to deliver to the Escrow Agent a Joint Written Direction instructing the Escrow Agent to make such deliveries) (A) subject to Section 1.12 by delivering to the Exchange Agent, for the benefit of the Common Stockholders and Preferred Stockholders in respect of the shares of Company Stock held by them as of the Reference Time (other than Dissenting Shares), an amount equal to the product of (1) the portion of the Escrow Amount to be distributed multiplied by (2) the Stockholder Percentage, and the Exchange Agent shall distribute to each such Common Stockholder and Preferred Stockholder (other than holders of Dissenting Shares) its Pro Rata Stock Percentage of the portion of the Escrow Amount so distributed, and (B) by delivering to the Surviving Company for the benefit of the holders of In-the-Money Options and Restricted Stock Units in respect of In-the-Money Options and Restricted Stock Units held by them as of the Reference Time, an amount equal to the product of (1) the portion of the Escrow Amount to be distributed, multiplied by (2) the Award Holder Percentage, less the aggregate applicable Forfeited Amounts, with the Surviving Company to distribute to each such holder of such In-the-Money Options or Restricted Stock Units its Pro Rata Award Percentage of the portion of the Escrow Amount so distributed (less any applicable Forfeited Amounts) through the Surviving Company’s payroll system on the next normal payroll date of the Surviving Company, on or as promptly as practicable after the General Survival Termination Date; provided, however, that to the extent a Parent Indemnified Party has delivered an Indemnification Notice in respect of any claim(s) as of the General Survival Termination Date that has not yet been resolved, the amount of any and all such unresolved claims shall continue to be held back by the Escrow Agent until the final resolution of any such unresolved claim pursuant to the terms of this Agreement. Upon the final resolution of any such unresolved claim after the General Survival Termination Date, (a) if and to the extent any such claim is resolved such that a Parent Indemnified Party is owed indemnification by the Securityholders pursuant to the terms of this Agreement, Parent and the Representative shall cause the applicable Parent Authorized Person and Representative Authorized Person, respectively, promptly to deliver to the Escrow Agent a Joint Written Direction instructing the Escrow Agent to distribute to the applicable Parent Indemnified Party that portion of the Escrow Amount and (b) if and to the extent any such claim is resolved such that the applicable Parent Indemnified Party is not entitled to indemnification from the Securityholders pursuant to the terms of this Agreement, the portion of the Escrow Amount relating to such claim (or the portion of such claim for which the applicable Parent Indemnified Party is not entitled to indemnification) shall be released (but only to the extent that the amount of funds remaining in the escrow account would otherwise exceed the aggregate amount of all unresolved claims) and Parent and the Representative shall cause the applicable Parent Authorized Person and Representative Authorized Person, respectively, promptly to deliver to the Escrow Agent a Joint Written Direction instructing the Escrow Agent to (A) subject to Section 1.12 deliver to the Exchange Agent, for the benefit of the Common Stockholders and Preferred Stockholders in respect of the shares of Company Stock held by them as of the Reference Time (other than Dissenting Shares), an amount equal to the product of (1) the portion of the Escrow Amount to be distributed multiplied by (2) the Stockholder Percentage, and the Exchange Agent shall distribute to each such Common Stockholder and Preferred Stockholder (other than holders of Dissenting Shares) its Pro Rata Stock Percentage of the portion of the Escrow Amount so distributed, and (B) deliver to the Surviving Company for the benefit of the holders of In-the-Money Options and Restricted Stock Units in respect of In-the-Money Options and Restricted Stock Units held by them as of the Reference Time, an amount equal to the product of (1) the portion of the Escrow Amount to be distributed, multiplied by (2) the Award Holder Percentage, less the aggregate applicable Forfeited Amounts, with the Surviving Company to distribute to each such holder of such In-the-Money Options or Restricted Stock Units its Pro Rata Award Percentage of the portion of the Escrow Amount so distributed (less any applicable Forfeited Amounts) through the Surviving Company’s payroll system on the next normal payroll date of the Surviving Company.

Section 1.09 Holdback Amount. The Surviving Company shall be entitled to withhold from the Additional Consideration and the Adjusted Earn-Out Amount the Additional Consideration Holdback Amount and the Earn-Out Holdback Amount, respectively, for use in connection with the Securityholders’ obligations pursuant to Article X and Sections 8.03 and 8.04 in respect of claims for indemnification for which an Indemnification Notice has been delivered prior to the payment of the Additional Consideration. Upon such final resolution of any such unresolved claim, (a) if and to the extent any such claim is resolved (pursuant to the terms and conditions of Article X or Sections 8.03 and 8.04, as applicable) such that a Parent Indemnified Party is owed indemnification by the Securityholders pursuant to the terms of this Agreement, the applicable Parent Indemnified Party shall be entitled to retain that portion of the Holdback Amount equal to the amount of such claim (and the Securityholders shall have no further interest therein) and (b) if and to the extent any such claim is resolved such that the applicable Parent Indemnified Party is not entitled to indemnification from the Securityholders pursuant to Article X or Sections 8.03 or 8.04, the amount by which the remaining Holdback Amount, if any (after reduction for all amounts previously distributed under this Section 1.09), exceeds the aggregate amount of all such unresolved claims shall be released on the first Business Day of the fiscal quarter that begins after the date of the resolution of such claim, and, subject to Section 7.01(e), the Surviving Company shall (A) subject to Section 1.12 deliver to the Exchange Agent, for the benefit of the Common Stockholders and Preferred Stockholders in respect of the shares of Company Stock held by them as of the Reference Time (other than Dissenting Shares), an amount equal to the product of (1) the portion of the Holdback Amount to be distributed multiplied by (2) the Stockholder Percentage, and the Exchange Agent shall distribute to each such Common Stockholder and Preferred Stockholder (other than holders of Dissenting Shares) its Pro Rata Stock Percentage of the portion of the Holdback Amount so distributed, and (B) pay to the holders of In-the-Money Options and Restricted Stock Units in respect of In-the-Money Options and Restricted Stock Units held by them as of the Reference Time, an amount equal to the product of (1) the portion of the Holdback Amount to be distributed, multiplied by (2) the Award Holder Percentage, less the aggregate applicable Forfeited Amounts, with the Surviving Company to distribute to each such holder of such In-the-Money Options or Restricted Stock Units its Pro Rata Award Percentage of the portion of the Holdback Amount so distributed (less any applicable Forfeited Amounts) through the Surviving Company’s payroll system on the next normal payroll date of the Surviving Company.

Section 1.10 Stockholder Tax Holdback; Stockholder Tax Special Fund. The Stockholder Tax Holdback Amount shall be withheld from the Additional Consideration, and shall be held by the Surviving Company solely for use in connection with the Securityholders’ obligations pursuant to Section 8.04. The Stockholder Tax Special Fund shall be withheld from the Additional Consideration, and shall be paid by the Surviving Company directly to the Representative by wire transfer instructions provided by the Representative to Parent at least two Business Days prior to the date of the payment of the Additional Consideration, and shall be held by the Representative solely for use in connection with the Securityholders’ obligations pursuant to Section 8.04, subject to the Stockholder Agreement with the Representative. Distributions of the Stockholder Tax Holdback Amount and the Stockholder Tax Special Fund shall be governed pursuant to the terms and conditions of Section 8.04.

Section 1.11 Reference Statement. Annex IV to this Agreement sets forth an illustrative example, prepared in good faith by the Company in cooperation with Parent setting forth the various line items used (or to be used in), and illustrating, the calculations to be made under Sections 1.05, 1.06 and 1.07 in accordance with this Agreement.

Section 1.12 Dissenting Shares. To the extent available under Section 262 of the DGCL, any share of Company Stock that is issued and outstanding immediately prior to the Effective Time and that is held by a Common Stockholder or Preferred Stockholder who did not consent to or vote (by a valid and enforceable proxy or otherwise) in favor of the approval of this Agreement, which Common Stockholder or Preferred Stockholder complies with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (such share being a “Dissenting Share,” and such Common Stockholder or Preferred Stockholder being a “Dissenting Stockholder”), shall not be converted into the right to receive the consideration to which the holder of such share would be entitled pursuant to Section 1.02; but rather shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to Section 262 of the DGCL. If any Dissenting Stockholder fails to perfect such stockholder’s dissenters’ rights under the DGCL or effectively withdraws or otherwise loses such rights with respect to any Dissenting Shares, such Dissenting Shares shall thereupon automatically be converted into the right to receive, without any interest thereon, the consideration referred to in Section 1.02, pursuant to the exchange procedures set forth in Section 1.04. Notwithstanding anything to the contrary contained in this Agreement, if the Merger is rescinded or abandoned, then the right of a stockholder to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL shall cease. The Company shall give Parent (a) prompt notice of any demand for payment of the fair value of any shares of Company Stock or any attempted withdrawal of any such demand for payment and any other instrument served pursuant to the DGCL and received by the Company relating to any stockholder’s dissenters’ rights and (b) the opportunity to participate in all negotiations and proceedings with respect to any such demands for payment under the DGCL. The Company shall not make any payment with respect to any demand for appraisal with respect to any Dissenting Shares without the prior written consent of Parent.

Section 1.13 Withholding. Notwithstanding any provision contained herein to the contrary, each of the Surviving Company, the Representative and Parent shall be entitled to deduct and withhold under any provision of applicable Tax Law from the amounts otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under such provision of applicable Law; provided, that Representative and Parent shall not be entitled to deduct and withhold with respect to any Stockholder Taxes, except as set forth in Section 8.04. If the Surviving Company, the Representative or Parent becomes aware of any obligation to deduct or withhold under applicable Tax Law, the Surviving Company, the Representative or Parent, as the case may be, shall promptly notify the Person in writing of such obligation. If the obligation to deduct or withhold can be reduced or eliminated through the provision of an applicable certification or form, the Surviving Company, the Representative or Parent, as the case may be, shall use commercially reasonable efforts to provide the Person with the opportunity to complete and provide such certification or form. If the Surviving Company, the Representative or Parent, as the case may be, so withholds such amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

Section 1.14 Organizational Documents. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of any of the foregoing, the certificate of incorporation of Merger Sub shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with the provisions thereof and the DGCL; provided, that as of the Effective Time the certificate of incorporation shall provide that the name of the Surviving Company is “Symphony Teleca Corporation”. At the Effective Time, the bylaws of Merger Sub shall be the bylaws of the Surviving Company, until thereafter amended in accordance with the provisions thereof, the certificate of incorporation of the Surviving Company and the DGCL; provided, further, that as of the Effective Time the bylaws shall provide that the name of the Surviving Company is “Symphony Teleca Corporation”.

Section 1.15 Directors and Officers. From and after the Effective Time, until successors are duly elected, appointed or otherwise designated in accordance with applicable Law, the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Company, and the officers of Merger Sub at the Effective Time shall be the officers of the Surviving Company, each such initial director and initial officer to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company as in effect from and after the Effective Time.

ARTICLE II

THE CLOSING

Section 2.01 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 at 10:00 a.m. local time on the third (3rd) Business Day following satisfaction or waiver of all of the closing conditions set forth in Article IX hereof (other than those to be satisfied at the Closing itself, but subject to the satisfaction or waiver of such conditions) or on such other date and/or time as is mutually agreed to in writing by Parent and the Company; provided, that in no event shall the Closing occur prior to April 1, 2015. The date of the Closing is referred to herein as the “Closing Date.”

Section 2.02 The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the Parties shall consummate the following transactions at or prior to the Closing:

(a) the Company and Merger Sub shall cause the Certificate of Merger to be executed and filed with the Secretary of State of the State of Delaware;

(b) in accordance with Section 1.04, Parent shall deposit with the Exchange Agent the cash payment required to be delivered at the Closing with respect to outstanding shares of Company Stock pursuant to Section 1.02;

(c) in accordance with Section 1.03, Parent shall deposit with the Surviving Company (i) the aggregate Closing Option Consideration payable to Optionholders pursuant to Section 1.03(a) and (ii) the aggregate Closing Restricted Stock Unit Consideration payable to Restricted Stock Unit Holders pursuant to Section 1.03(b);

(d) in accordance with Section 7.01(e), Parent shall deliver to the Representative the amount of the Representative Expense Fund;

(e) subject to Section 5.05, Parent shall repay, or cause to be repaid, on behalf of the Group Companies, the Payoff Amounts, by wire transfer of immediately available funds to the account(s) designated in the applicable Payoff Letter;

(f) Parent shall deliver to the Company a certificate of an authorized officer of Parent and an authorized officer of Merger Sub in his or her (or their) capacity as such, dated as of the Closing Date, stating that the conditions specified in Section 9.03(a) and 9.03(b) have been satisfied.

(g) The Company shall deliver to Parent:

(i) a certificate of an authorized officer of the Company in his or her capacity as such, dated as of the Closing Date, stating that the conditions specified in Sections 9.02(a), 9.02(b) and 9.02(c) have been satisfied;

(ii) a certificate of the Secretary of the Company in his or her capacity as such, dated as of the Closing Date, stating that resolutions in the form of Exhibit F irrevocably approving the consummation of the transactions contemplated by this Agreement (each and collectively, the “Written Consent”) have been executed and delivered by the Securityholders listed on Annex V to the Company, with a copy to Parent concurrently, and have not been withdrawn or superseded and remain in full force and effect as of the Effective Time;

(iii) a duly executed certificate from the Company, dated as of the Closing Date, to the effect that the Company is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code, which certificate shall be in compliance with the requirements set forth in Treasury Regulations Section 1.1445-2(c)(3)(i), along with the notifications required under Treasury Regulation Sections 1.897-2(h)(2); and

(iv) certified copies of resolutions duly adopted by the Company’s board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent as follows, except as set forth in the Disclosure Schedules:

Section 3.01 Organization and Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority necessary to own, lease and operate its properties and assets as they are now being owned, leased and operated and to carry on its businesses as now conducted. The Company is qualified to do business as a foreign corporation and is in good standing (where such concept is recognized) in every jurisdiction in which it is required to so qualify, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Company has delivered to Parent complete copies of the Organizational Documents of the Company as currently in effect, and the Company is not in violation of such Organizational Documents.

Section 3.02 Subsidiaries. Schedule 3.02 accurately lists each Subsidiary of the Group Companies, its name, place of incorporation or formation, and if not wholly owned directly or indirectly by the Company, the record ownership as of the date of this Agreement of all capital stock or other equity interests issued thereby. Each of such Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, except where the failure to be duly organized, validly existing and in good standing would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Each such Subsidiary has all requisite corporate, or other legal entity, as the case may be, power and authority necessary to own, lease and operate its properties and assets as they are now being owned, leased and operated and to carry on its businesses as now conducted, except where the failure to have such power and authority would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Each such Subsidiary is qualified to do business as a foreign corporation and is in good standing (where such concept is recognized) in every jurisdiction in which it is required to so qualify, except in each such case where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Company has delivered to Parent complete copies of the organizational documents of each such Subsidiary as currently in effect. No Subsidiary of the Company is a variable interest entity.

Section 3.03 Authorization; No Breach; Valid and Binding Agreement.

(a) The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite corporate action on the part of the Company, and, subject to obtaining the Stockholder Approval, no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement by the Company. The Stockholder Approval is the only vote of any class or series of the Company Stock required to approve this Agreement and the transactions contemplated by this Agreement, including the Merger.

(b) Prior to the date of this Agreement, the Company and its board of directors have taken all action necessary to exempt under or make not subject to (i) the provisions of Section 203 of the DGCL, (ii) any other Takeover Law or (iii) any provision of the Organizational Documents of the Company and the organizational documents of each other Group Company that would require any corporate approval other than that otherwise required by the DGCL or other applicable state Law: (A) the execution of this Agreement, (B) the Merger and (C) any of the other transactions contemplated by this Agreement. The Company does not have in effect any “poison pill,” shareholder rights plan or similar Contract or understanding.

(c) Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Stockholder Approval, (iii) compliance with and filings under the HSR Act and any other Antitrust Law and (iv) as set forth on Schedule 3.03(c), the execution, delivery, performance and compliance with the terms and conditions of this Agreement by the Company and the consummation of the transactions contemplated hereby and thereby by the Company do not and shall not (A) violate, conflict with, result in any breach of, or constitute a default under any of the provisions of the Organizational Documents of the Company or the certificates of incorporation or bylaws (or equivalent organizational documents) of any other Group Company, (B) require any consent of or other action by any Person or by the Company or any other Group Company under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancellation, acceleration, suspension or other change of any right, payment, obligation or remedy or the loss of any benefit under, any provision of any Contract or any Permit affecting the assets or business of the Company or any other Group Company, (C) violate any Law or Order to which any of the Group Companies is subject or by which any of their respective properties or assets are bound or affected or (D) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of the Company or any other Group Company, except where the failure of any of the representations and warranties contained in clauses (B), (C) or (D) above to be true would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(d) This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement is a valid and binding obligation of the other parties hereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(e) All of the shares of Series A Preferred Stock and Series A-1 Preferred Stock outstanding on the date hereof were issued on September 23, 2003. All of the shares of Series B Preferred Stock outstanding on the date hereof were issued on September 23, 2003. Since their issuance, the Company has not declared or paid any dividends on any Series A Preferred Stock, Series A-1 Preferred Stock or Series B Preferred Stock.

Section 3.04 Governmental Consents, etc. Except for (a) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and any other Antitrust Law and (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the Company is not required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. Assuming the authorizations, consents and approvals referred to in the preceding sentence are obtained, no consent, approval or authorization of any Governmental Entity is required to be obtained by the Company in connection with its execution, delivery or performance of this Agreement or the consummation by the Company of any transaction contemplated hereby.

Section 3.05 Capitalization.

(a) The authorized capital stock of the Company consists of (i) one hundred forty-one million seventeen thousand six hundred sixty-seven (141,017,667) shares of preferred stock, par value $0.001 per share, of which ninety-three million two hundred fifty thousand four hundred seventy-seven (93,250,477) shares have been designated “Series A Convertible Preferred Stock” (“Series A Preferred Stock”), four million three hundred twenty-six thousand five hundred sixty-nine (4,326,569) shares have been designated “Series A-1 Convertible Preferred Stock” (“Series A-1 Preferred Stock”), thirty-nine million four hundred forty-one thousand four hundred seventy-four (39,441,474) shares have been designated “Series B-1 Convertible Preferred Stock” (“Series B-1 Preferred Stock”) and three million nine hundred ninety-nine thousand one hundred forty-seven (3,999,147) shares have been designated “Series B-2 Convertible Preferred Stock” (“Series B-2 Preferred Stock”, and together with the Series B-1 Preferred Stock, the “Series B Preferred Stock”) and (ii) one hundred ninety-one million nine hundred thirty-one thousand eight hundred sixty-eight (191,931,868) shares of common stock, par value $0.01 per share (“Common Stock”). On the date hereof, the issued and outstanding shares of capital stock of the Company consist of (A) eighteen million one hundred fifty-five thousand four hundred twenty-three (18,155,423) shares of Common Stock, (B) eighty-three million three hundred thirty-three thousand three hundred thirty-four (83,333,334) shares of Series A Preferred Stock, (C) three million nine hundred seventy-two thousand five hundred eighty-eight (3,972,588) shares of Series A-1 Preferred Stock, (D) thirty-six million three hundred ninety thousand one hundred (36,390,100) shares of Series B-1 Preferred Stock, and (E) three million six hundred thirty-nine thousand eleven (3,639,011) shares of Series B-2 Preferred Stock. As of the date hereof, (x) six million seven hundred fourteen thousand one hundred sixty-seven (6,714,167) shares of Common Stock are subject to outstanding Options, (y) twelve million seven hundred fifty-eight thousand three hundred eighty-one (12,758,381) shares of Common Stock are subject to outstanding Restricted Stock Units, and (z) no shares of Common Stock are reserved for issuance under the Company Equity Plans. Each share of Series A Preferred Stock and Series A-1 Preferred Stock is convertible into one (1) share of Common Stock. Each share of Series B-1 Preferred Stock and Series B-2 Preferred Stock is convertible into 1.08960000679073 shares of Common Stock. Series A Preferred Stock has an Original Issue Price of $0.06, Series A-1 Preferred Stock has an Original Issue Price of $0.916, and Series B Preferred Stock has an Original Issue Price of $0.916.

(b) All the outstanding shares of capital stock of the Company have been and are duly authorized, validly issued and are fully paid and non-assessable, and were issued in accordance with the registration or qualification requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and any relevant state securities Laws or pursuant to valid exemptions therefrom. No shares of Company Stock are held in escrow or similar arrangements. Schedule 3.05(a) sets forth a true and complete list, as of the date hereof, of (1) each Option and Restricted Stock Unit, (2) the name of the holder of each such Option or Restricted Stock Unit, (3) the number of shares of Common Stock underlying each such Option or Restricted Stock Unit, (4) the date on which each such Option or Restricted Stock Unit was granted, (5) the Company Equity Plan under which each such Option or Restricted Stock Unit was granted, (6) a summary of the applicable vesting conditions for each such Option or Restricted Stock Unit (including, with respect to any such Option or Restricted Stock Unit that is subject to service-based vesting conditions, the date(s) on which such Option or Restricted Stock Unit vests or has vested, and with respect to any such Option or Restricted Stock Unit that is subject to performance-based vesting conditions, the applicable performance condition and whether such condition has been, or will, as a result of the transactions contemplated by this Agreement, be satisfied), (7) the exercise price of each Option, and (8) the expiration date of each Option. Each Option has been granted with a per share exercise price at least equal to the fair market value (within the meaning of Section 409A of the Code) of the underlying Common Stock on the date of grant. Except for the exercise or conversion rights that attach to the Options or Restricted Stock Units that are listed on Schedule 3.05(a), and to the Preferred Stock, on the date hereof there are no shares of Common Stock or any other equity security of the Company issuable upon conversion or exchange of any issued and outstanding security of the Company nor are there any rights, options outstanding or other agreements to acquire shares of Common Stock or any other equity security of the Company nor is the Company contractually obligated to purchase, redeem or otherwise acquire any of its outstanding shares or securities. No Securityholder is entitled to, nor were any securities issued in violation of, any preemptive rights of any stockholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, the Organizational Documents of the Company or any agreement to which the Company is party or otherwise bound. There are no accrued and unpaid dividends on any Company Stock. No Group Company owns any capital stock of the Company.

(c) There are no (i) voting trusts, proxies or other similar agreements to which any Group Company is a party or by which any Group Company is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in any Group Company, (ii) contractual obligations or commitments to which any Group Company is a party or by which any Group Company is bound restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in any Group Company or (iii) outstanding or authorized appreciation rights, rights of first offer, performance shares, “phantom” stock rights or other agreements or obligations of any Group Company pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, or stock price performance of any Group Company. There are no outstanding obligations of any Group Company to repurchase, redeem or otherwise acquire any Company Stock.

(d) All of the outstanding shares of capital stock of and other voting or equity interests in each Group Company (other than the Company) (i) have been and are duly authorized and validly issued, fully paid and nonassessable and (ii) are owned beneficially and of record by the Group Companies as set forth on Schedule 3.02, free and clear of any Liens (the representations in the foregoing (i) and (ii) are made without qualification by footnote †† in Schedule 3.02 or any other disclosure regarding the Teleca warrants or the Teleca Warrant Exchange). The Company owns, beneficially and of record, 75.74% of the Fully Diluted Aditi Shares, free and clear of any Liens. There are no outstanding (i) shares of capital stock of or other voting or equity interests in any Subsidiary, (ii) securities of any Group Company convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries or (iii) options or other rights or agreements, commitments or understandings of any kind to acquire from any Group Company, or other obligation of any Group Company to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock of or other voting or equity interests in any such Subsidiary of the Company or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any such Subsidiary of the Company. There are no outstanding obligations of any Group Company to repurchase, redeem or otherwise acquire any securities of any such Subsidiary of the Company.

(e) No Group Company has outstanding Debt, and there are no outstanding guarantees by any Group Company of Debt of any other Person. None of the Group Companies has outstanding bonds, debentures, notes or other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(f) No Group Company owns any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any third party Person.

Section 3.06 Financial Statements; No Undisclosed Liabilities.

(a) The Company’s audited consolidated balance sheet as of December 31, 2013 and the related consolidated statement of income, stockholders’ equity and cash flows for the fiscal year then ended and the Company’s audited balance sheet and statements of income, stockholders’ equity and cash flows for the fiscal years ended December 31, 2012 and December 31, 2011 and the Company’s unaudited consolidated balance sheet as of September 30, 2014 (the “Latest Balance Sheet”) and the related consolidated statement of income, stockholders’ equity and cash flows for the nine months then ended (the foregoing audited and unaudited financial statements, collectively, the “Financial Statements”) (i) have been prepared in all material respects in accordance with GAAP, consistently applied, (ii) have been prepared from and are in accordance in all material respects with the books and records of the Group Companies and (iii) present fairly in all material respects the consolidated financial condition and results of operations of the Group Companies (taken as a whole) as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to the absence of footnote disclosures and other presentation items and normal year-end audit adjustments. The Company has provided Parent with true, complete and correct copies of the Financial Statements in Schedule 3.06(a).

(b) There are no Liabilities of the Group Companies except (i) Liabilities disclosed in Schedule 3.06(b), (ii) Liabilities reflected or reserved against in the Latest Balance Sheet, (iii) Liabilities incurred since the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice, (iv) Liabilities incurred in accordance with the terms of any Material Contract with any of the Group Companies (other than in connection with a breach of any such Material Contract) and (v) immaterial Liabilities.

(c) The Group Companies have devised and maintained and do maintain systems of internal accounting controls with respect to their businesses sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with the general and specific authorization of the management of the Company, (ii) all transactions are recorded, with enforceable agreements and without side arrangements outside the standard statement of work process, as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain proper accountability for items and (iii) all off balance sheet arrangements are properly identified and quantified.

(d) The Accounts of Aditi Technologies Private Limited have been prepared in accordance with India GAAP and consistently applied accounting principles of Aditi Technologies Private Limited, provided such principles do not conflict with India GAAP, so as to give a true and fair view in all material respects of the business (including the assets, liabilities and state of affairs) of Aditi Technologies Private Limited as at the date of the First Closing as defined in the Aditi Stock Purchase Agreement. The Accounts of INSP India Software Development Private Limited, Aditi Technologies Europe GmbH and Aditi Technologies Ireland Private Limited have been prepared in accordance with applicable Indian Law and consistently applied accounting principles, so as to give a true and fair view in all material respects of their business (including the assets, liabilities and state of affairs). Except as disclosed on the face of the Accounts, there are no Liabilities of Aditi Technologies Private Limited except (i) Liabilities of Aditi Technologies Private Limited disclosed in Schedule 3.06(d), (ii) Liabilities of Aditi Technologies Private Limited incurred since the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice, (iii) Liabilities of Aditi Technologies Private Limited incurred in accordance with the terms of any Material Contract with Aditi Technologies Private Limited (other than in connection with a breach of any such Material Contract) and (iv) immaterial Liabilities. The Company has provided Parent with true, complete and correct copies of the Accounts in Schedule 3.06(d).

Section 3.07 Title to Assets, etc. Each of the Group Companies has good, valid and marketable title to, or a valid leasehold interest in or valid license to, each of its material assets and properties reflected in the Financial Statements or the Accounts, as applicable, or that are used or held for use in connection with and necessary for the conduct of or otherwise material to, its business (collectively, the “Assets”), in each case, free and clear of any Lien, except for Permitted Liens. Any Permitted Liens on the Assets, individually or in the aggregate, do not materially interfere with the use of any such Asset by any of the Group Companies or materially detract from the value of any such Asset.

Section 3.08 Absence of Certain Developments.

(a) During the period from December 31, 2013 to the date of this Agreement:

(i) the businesses of the Group Companies has been conducted in the ordinary course of business consistent with past practice and in compliance with applicable Law;

(ii) none of the Group Companies has made a commitment, taken, authorized or agreed to take, any action or event, that, if taken, authorized or agreed, in each case, after the date hereof, would constitute a breach of Sections 5.01(d), (e), (j), (l), (o), (p), (q), (r), (s) and, with respect to any of the foregoing sections, (u); and

(iii) there has not been any fact, circumstance, development, event, condition, occurrence or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) During the period from December 8, 2014 to the date of this Agreement:

(i) the businesses of Aditi Technologies Private Limited has been conducted in the ordinary course of business consistent with past practice and in compliance with applicable Law; and

(ii) Aditi Technologies Private Limited has not made a commitment, taken, authorized or agreed to take, any action or event, that, if taken, authorized or agreed, in each case, after the date hereof, would constitute a breach of Sections 5.01(d), (e), (j), (l), (o), (p), (q), (r), (s) and, with respect to any of the foregoing sections, (u).

Section 3.09 Real Property.

(a) Schedule 3.09(a) contains a true and complete list of all leases, licenses, subleases and occupancy agreements, together with any amendments thereto (the “Real Property Leases”), with respect to all real property leased, licensed, subleased or otherwise used or occupied by the Group Companies as of the date hereof (the “Leased Real Property”). The Real Property Leases are in full force and effect, and a Group Company holds a valid and existing leasehold interest under each such Real Property Lease, subject to proper authorization and execution of such lease by the other party and the application of any bankruptcy or creditor’s rights Laws, and subject to the Permitted Liens. There does not exist any actual or, to the knowledge of the Company, threatened or contemplated condemnation or eminent domain proceedings that affect any Leased Real Property or any part thereof, and neither the Company nor any Subsidiary of the Company has received any written notice of the intention of any Governmental Entity to take or use all or any part thereof.

(b) No Group Company owns any real property.

Section 3.10 Tax Matters.

(a) Each of the Group Companies has duly and timely filed (or has had filed) all material Tax Returns that it was required to file (or to have filed), taking into account any extensions of time to file validly obtained and all such Tax Returns are true, correct and complete in all material respects. All Taxes of each Group Company required to be paid by any Group Company have been fully paid whether or not shown on any Tax Return.

(b) The Latest Balance Sheet reflects adequate accruals and reserves in accordance with GAAP for all material Taxes payable by the Group Companies for all taxable periods (and portions thereof) through the date of the Latest Balance Sheet.

(c) All material deficiencies for Taxes asserted or assessed in writing against any Group Company have been fully and timely paid, settled or properly accrued in accordance with GAAP in the Latest Balance Sheet.

(d) No Group Company is the subject of a material Tax audit, examination or other proceeding with respect to material Taxes, and no such audit, examination or other proceeding has been threatened in writing against any Group Company.

(e) There are no outstanding agreements or consents extending or waiving (or having the effect of extending or waiving) the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes due from any Group Company for any taxable period and no request for any such waiver or extension is currently pending.

(f) No Group Company (i) is a party to, bound by, or obligated under any Tax sharing, allocation or similar agreement or arrangement (other than any agreement the principal subject matter of which is not Taxes), (ii) is or was a member of any affiliated, consolidated, combined, unitary or other group for Tax purposes (other than any such group the common parent of which is the Company), (iii) has any material liability for Taxes of any Person (other than a Group Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), as transferee, successor or otherwise or (iv) is subject to any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law), private letter ruling, or other written agreement with a Governmental Entity regarding Taxes or Tax matters.

(g) No Group Company has participated in a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2).

(h) All material Taxes which each Group Company is obligated to withhold from amounts owing to any employee, creditor, shareholder, related party, third party or other Person have, in all material respects, been duly and timely withheld and paid over to the relevant Governmental Entity.

(i) No written claim has been made by any Tax authority in a jurisdiction where any Group Company has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction. No Group Company is or has been subject to Tax in any jurisdiction other than its place of incorporation by virtue of having a permanent establishment or other place of business or taxable presence in that jurisdiction.

(j) No Group Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k) No Group Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) that begins after the Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or before the Closing Date, (ii) installment sale or open transaction disposition, intercompany transaction or intercompany account made or existing on or before the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or before the Closing Date or (v) election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Tax Law).

(l) There are no Liens for material Taxes upon the assets or properties of any Group Company, other than Permitted Liens.

(m) None of the Group Companies is or has ever been a “passive foreign investment company” within the meaning of Section 1297 of the Code and the Treasury Regulations promulgated thereunder during any period of ownership by the Company. Except as set forth on Schedule 3.10(m) each of the Group Companies that is treated as a corporation for

U.S. federal income tax purposes is and has been since the date of ownership by the Company, a “controlled foreign corporation” within the meaning of Section 957 of the Code and the Treasury Regulations promulgated thereunder. No Group Company is, nor has been at any time during the period described in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n)

(i) Schedule 3.10(n)(i) contains a list of all entity classification elections that have been made pursuant to Treas. Reg. § 301.7701-3 with respect to the Group Companies during the period of ownership by the Company.

(ii) Schedule 3.10(n)(ii) contains a list of the Group Companies acquired either directly or indirectly by the Company during the sixty (60) month period ending on the date of this Agreement that the Company has not treated as associations taxable as corporations for U.S. federal, state and local income tax purposes.

(o) The Sellers have no reason to believe that any of the transfer pricing methods used or effective with respect to the Group Companies or any other transactions among any of the Group Companies or any of their Affiliates are materially inconsistent with the rules regarding transfer pricing.

(p) Since the date of the Latest Balance Sheet, none of the Group Companies has taken any action that would constitute a breach of Section 5.01(q) determined as if Section 5.01(q) applied during such period.

(q) The Group Companies have made available to Parent true, correct and complete copies of all the valuation reports, opinions and memoranda (including any drafts thereof) that have been or may be used or relied on by any of the Group Companies or Parent, or produced by any of the Group Companies or any third party on behalf of the Group Companies, in connection with the determination of any withholding requirement in respect of Stockholder Taxes or that otherwise relate to the valuation of any Group Company organized under the laws of India.

Section 3.11 Contracts and Commitments.

(a) As of the date hereof, no Group Company is party or bound to any Contract of the following types (whether or not actually listed in Schedule 3.11(a), collectively, the “Material Contracts”):

(i) agreement or indenture relating to any Debt in an amount in excess of $1,000,000;

(ii) guaranty of any obligations of another Person in excess of $1,000,000;

(iii) lease or Contract under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $1,000,000;

(iv) Real Property Leases;

(v) lease or Contract under which it is lessor of, or permits any third party to hold or operate any personal property for which the annual rental exceeds $1,000,000;

(vi) Contract or group of related Contracts with the same party for the purchase of products or services (i) that provide for annual payments by a Group Company in excess of $1,000,000 or (ii) that provides for minimum purchase requirements in excess of such amount per annum;

(vii) Contract or group of related Contracts with the Significant Customers;

(viii) any Contract or group of related Contracts, including any option agreement, providing for the acquisition or disposition, directly or indirectly, of any business, capital stock or assets or any property (whether by merger, sale of stock, sale of assets or otherwise), in each case to the extent material to the business of the Company and its Subsidiaries, taken as a whole;

(ix) any Contract relating to any interest rate, foreign exchange, derivatives or hedging transaction;

(x) Inbound Intellectual Property Contracts;

(xi) Outbound Intellectual Property Contracts;

(xii) any Contract that (A) restricts any Group Company or any present or future Affiliate of any Group Company from engaging in any line of business, developing, marketing or distributing products or services or obligates a Group Company or any present or future Affiliate of any Group Company not to compete with another Person or in any geographic area or during any period of time, (B) contains exclusivity obligations or restrictions binding on any Group Company or any present or future Affiliate of any Group Company or (C) prohibits any Group Company or any present or future Affiliate of any Group Company from hiring or soliciting for hire any group of employees or customers;

(xiii) any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of any Group Company, prohibits the pledging of the capital stock of any Group Company or prohibits the issuance of guarantees by any Group Company, in each case that will not be terminated at or prior to the Effective Time;

(xiv) any material Contract with any Governmental Entity;

(xv) any Contract pursuant to which any Group Company has an obligation to make an investment in or loan to any other Person, other than a Group Company;

(xvi) any Contract containing most favored nation pricing provisions or granting to any Person a right of first refusal, a right of first offer or an option to purchase, acquire, sell or dispose of any Assets (other than inventory in the ordinary course of business consistent with past practice);

(xvii) any partnership, joint venture, limited liability company or other similar agreements or arrangements with a third party (including any agreement providing for joint research, development or marketing);

(xviii) any Contract or agreement relating to any capital expenditure, capital lease obligation or leasehold improvement in excess of $1,000,000 in the aggregate that has commenced but is not yet completed or that obligates any Group Company to incur expenditures in excess of $1,000,000 in the aggregate with respect to a project that is not yet commenced;

(xix) any acquisition Contract, asset or stock purchase Contract that (A) has not yet been consummated or relates to any business acquisition since December 31, 2013, (B) that provides for additional payments, incentives or earn-outs by any Group Company still in effect or (C) that obligates any Group Company to provide indemnification or a guarantee that would reasonably be expected to result in payments in excess of $50,000 individually or $500,000 in the aggregate;

(xx) any Affiliate Agreement;

(xxi) any material settlement agreement entered into since January 1, 2011;

(xxii) any Contract material to any Group Company that is terminable or gives rise to any right of termination, cancellation, imposition of material fees or penalties by the other party or parties thereto upon a change of control of any Group Company or the sale, disposition or acquisition of any Company Stock; and

(xxiii) any other Contract not otherwise described in this Section 3.11(a) that is not made in the ordinary course of business that is material to the businesses of the Group Companies, taken as a whole.

(b) Parent or the Parent’s Representatives either have been supplied with, or have been given access to, (i) a true and correct copy of all written Contracts that are referred to on Schedule 3.11(a) and (ii) an accurate and complete summary of all oral Contracts that are referred to on Schedule 3.11(a).

(c) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, each Material Contract (other than the Aditi Stock Purchase Agreement) is valid and binding on each Group Company that is a party thereto, as applicable, on one hand, and, to the knowledge of the Company, each other party thereto, on the other, and is in full force and effect, enforceable against the Group Company party thereto and, to the knowledge of the Company, such other parties in accordance with its terms. The Aditi Stock Purchase Agreement is valid and binding on the Company, on one hand, and, to the knowledge of the Company, each other party thereto, on the other, and is in full force and effect, enforceable against the Group Company party thereto and, to the knowledge of the Company, such other parties in accordance with its terms.

(d) (i) No Group Company has violated or breached, or committed any material default under (or is alleged to be in default or breach in any material respect under) any Material Contract; (ii) to the knowledge of the Company, no other Person that is a party to any Material Contract has materially violated or breached, or committed any material default under (or is alleged to be in default or breach in any material respect under) such Material Contract; (iii) no event or circumstance has occurred or is continuing through any Group Company’s actions or inactions that will result in a material violation or breach of any of the provisions of any Material Contract; and (iv) no other event or circumstance has occurred that, with or without notice or lapse of time or both, would result in or give any party to any Material Contract (other than a Group Company) a right of acceleration or early termination thereof.

(e) The Company has not expressly or impliedly waived any First Closing Sellers’ CP (as that term is defined in the Aditi Stock Purchase Agreement), or any other rights or provisions of the Company, under the Aditi Stock Purchase Agreement. To the knowledge of the Company, the Company does not have any material claims under the Aditi Stock Purchase Agreement as of the date hereof.

(f) The Company has not expressly or impliedly waived any claims for “Losses” (as that term is defined in the Teleca Stock Exchange Agreement), or any other rights or provisions of the Company, under the Teleca Stock Exchange Agreement. To the knowledge of the Company, the Company does not have any material claims under the Teleca Stock Exchange Agreement as of the date hereof.

Section 3.12 Intellectual Property.

(a) The Company-Owned Intellectual Property, along with the rights under the IP Rights Contracts are all the Intellectual Property and Intellectual Property Rights necessary to, or currently used or held for use in, the operation of the Group Companies as currently conducted and as currently contemplated to be conducted for a period of eighteen (18) months from the date hereof. For the avoidance of doubt, the representation made in the preceding sentence shall not be interpreted as a non-infringement representation with respect to Intellectual Property Rights.

(b) None of the Company-Owned Intellectual Property has been declared invalid or adjudged unenforceable. There is not pending against or threatened in writing (or, to the knowledge of the Company, orally) against any Group Company any Action by any third party or any Actions contesting the validity, enforceability, use or ownership of any Company-Owned Intellectual Property (and to the knowledge of the Company, there is no basis for any such claim) or alleging that any Group Company is infringing on or misappropriating any

Intellectual Property Rights of a third Person; (ii) there are no Actions pending or threatened that have been brought by any Group Company against any third party alleging infringement of any Intellectual Property Rights owned by any Group Company; and (iii) there are no Actions pending or, to the knowledge of the Company, threatened contesting the right of any Group Company to make, use, distribute, import, export, sell or promote any of the Products or services currently sold or offered by any Group Company. The operation of the businesses of the Group Companies, as previously conducted, currently conducted and as proposed to be conducted for a period of eighteen (18) months from the date hereof, including the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of each Group Company Product, has not, does not and will not infringe (directly or indirectly, including via contribution or inducement), misappropriate or violate any third party Intellectual Property Rights; provided that the foregoing representation is made subject to the knowledge of the Company with respect to third party patents.

(c) Schedule 3.12(c) sets forth a true, complete and correct list of: (i) all registrations and applications for registration in the name of any Group Company for any Intellectual Property Rights (“Scheduled IP Rights”), (ii) the registration and application date therefor, and any applicable registration or application number (and, for domain names, the expiration data thereof and the registrar), (iii) the jurisdictions in which such Scheduled IP Right has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made and (iv) all actions that are required to be taken by any Group Company within one hundred and twenty (120) days following the date hereof in order to avoid prejudice to, impairment or abandonment of such Intellectual Property Rights (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). To the knowledge of the Company, no Group Company has made any misrepresentation to the relevant registration authority in connection with such Scheduled IP Rights that would reasonably be expected to cause such Scheduled IP Rights to be invalid or unenforceable. All applications and registrations in the name of any Group Company for Intellectual Property Rights subsist and have been maintained properly in all material respects by the filing of necessary submissions, declarations and renewals. The Group Companies have no pending patent applications.

(d) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will breach or violate any Intellectual Property Contract, alter, impair or require payments of any additional material amounts with respect to rights under Intellectual Property owned or used by any Group Company, result in the loss or impairment of any Group Company’s rights in any such Intellectual Property or result in (i) any Person being granted rights or access to, or the placement in or release from escrow, any software source code or Proprietary Information, (ii) granting any Intellectual Property Rights to any Person, (iii) the obligation to pay any Intellectual Property royalties to any Person.

(e) The Group Companies own exclusive title to each item of Company-Owned Intellectual Property, including Scheduled IP Rights, free and clear of any Lien (other than the Outbound Intellectual Property Contracts).

(f) No Company-Owned Intellectual Property is subject to any outstanding Order. At no time during the conception of or reduction to practice of any of the

Company-Owned Intellectual Property was the Company, or to the knowledge of the Company, or any developer, inventor or other contributor to such Company-Owned Intellectual Property operating under any grants from any Governmental Entity or agency or university source, performing research sponsored by any Governmental Entity or agency or university source or to the knowledge of the Company, subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s rights in such Company-Owned Intellectual Property.

(g) Each Group Company uses commercially reasonable efforts to protect and preserve its Intellectual Property Rights and the confidentiality of all Proprietary Information of the Group Companies or provided by any third party to any of the Group Companies pursuant to confidentiality obligations (“Confidential Information”), including requiring employees and contractors to execute and deliver to the Company a written agreement regarding the protection of such Confidential Information. The Group Companies have implemented and maintain reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and acts in compliance therewith and has tested such plans on a periodic basis, and such plans have proven effective upon testing. To the knowledge of the Company, no Group Company has experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information including any personally identifiable information related to any Person in the Group Companies’ possession, custody or control.

(h) Each Group Company has secured and has a policy to secure valid written assignments from all consultants, contractors and employees who contribute or have contributed to the creation or development of any Intellectual Property for or on behalf of any Group Company of all the Intellectual Property Rights to such contributions that any such Group Company does not own by operation of Law. No such contributor has any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property Rights developed by the contributor for the Group Company. Without limiting the foregoing, each Group Company has obtained written and enforceable proprietary information and invention disclosure and Intellectual Property Rights assignments from all current and former contributors and, in the case of patents and patent applications which have been filed, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions. The Company has provided to Parent copies of all forms of such disclosure and assignment documents currently used by each Group Company and, in the case of patents and patent applications, the Company has provided to Parent copies of all such assignments that are not publicly available.

(i) Schedule 3.12(i) lists all licenses of Intellectual Property or Intellectual Property Rights of third parties to Group Companies (“Inbound Intellectual Property Contracts”), except for licenses of Intellectual Property to any Group Company that is commercially available “off-the-shelf” computer software with license fees of less than twenty thousand dollars ($20,000), and any licenses of Intellectual Property granted by any Group Company to any other Person (“Outbound Intellectual Property Contracts”) (the Inbound Intellectual property Contracts and the Outbound Intellectual Property Contracts, together, the “IP Rights Contracts”), except for customer agreements entered into in the ordinary course of business substantially in the form previously provided to Parent. With respect to the IP Rights Contracts:

(i) No event has occurred which, with the lapse of time or the giving of notice or both, would constitute a default in any material respect by a Group Company, or, to the knowledge of the Company, by any other party to any IP Rights Contract.

(ii) Each such Contract is in full force and effect and has, where required, been duly recorded or registered; and

(iii) Each Group Company is not in breach of any IP Rights Contracts.

(j) None of the execution and performance of this Agreement, the consummation of the transactions and the assignment to Parent by operation of law or otherwise of any Contracts to which any Group Company is a party or by which any of its assets is bound, will result in: (i) Parent or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Parent or any of its Affiliates, (ii) Parent or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses or (iii) Parent or any Group Company being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby.

(k) No Group Company has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Source Code, other than disclosures to employees, contractors and consultants (i) involved in the development or maintenance of Group Company Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will or would reasonably be expected to result in the disclosure, delivery or license by any Group Company of any Source Code, other than disclosures to employees and consultants involved in the development of Group Company Products. Without limiting the foregoing, neither the execution or performance of this Agreement nor the consummation of any of the transactions will or would reasonably be expected to result in a release from escrow or other delivery to a third party of any Source Code.

(l) All use and distribution of Products or any other Open Source Materials is in compliance with all Open Source Licenses applicable thereto, including (1) all copyright notice and attribution requirements (other than for Open Source Materials that are not material to the functionality of the Product (where “not material” means such Open Source Materials can be replaced in the Products without substantial engineering effort and within the Product’s next scheduled release cycle) and (2) all requirements to offer access to source code. Notwithstanding subsection (1), Company has used commercially reasonable efforts to comply with all copyright notice and attribution requirements for all Open Source Materials distributed in the Products. The Company has not used Copyleft Materials in a manner that requires the Products of the Company and its Subsidiaries, or any portion thereof, to be subject to any Copyleft License.

(m) Schedule 3.12(m) identifies all Open Source Materials incorporated into, combined with or distributed in conjunction with any Products of the Group Companies, or in development or testing thereof, or in the conduct of the business of the Group Companies and (i) the Open Source License (including version number, if any) under which each Group Company uses such Open Source Materials, (ii) the location on the Internet, if any, where the Open Source Materials were downloaded by each Group Company, (iii) whether the Open Source Materials have been modified by or for the Group Company, (iv) whether the Open Source Materials have been distributed by or for the Group Company, and (v) for any Copyleft Materials, how any Copyleft Materials are integrated with or interact with the Products or any portion thereof.

(n) Schedule 3.12(n) generally describes all categories of Personally Identifiable Information collected by each Group Company through Internet websites owned, maintained or operated by the Company and its Subsidiaries (“Company Sites”), through any Products provided to customers of any Group Company, and through any other Products of the Company and its Subsidiaries. “Personally Identifiable Information” shall mean any information that alone or in combination with other information held by the Company can be used to specifically identify a Person. Each Group Company has materially complied with all applicable Laws, contractual obligations, and its privacy policies relating to (i) the privacy of users of Company Sites, or Products of the Company and its Subsidiaries and (ii) the collection, storage, transfer and any other processing of any Personally Identifiable Information collected or used by the Group Company in any manner or maintained by third parties having authorized access to such information. The execution, delivery and performance of this Agreement comply with all applicable Laws relating to privacy and with the Group Company’s privacy policies. Copies of all current privacy policies of each Group Company that apply to the Company Sites or other Products of the Company and its Subsidiaries are attached to Schedule 3.12(n).

(o) Each Group Company has taken steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) that are designed to ensure that Personally Identifiable Information is protected against loss and against unauthorized access, use, modification, disclosure or other misuse. To the knowledge of the Company, there has been no unauthorized access to or other misuse of Personally Identifiable Information by third parties.

(p) To the knowledge of the Company, all Group Company Products are free of any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access to or the unauthorized disablement of such Group Company Product or data or other content of users (“Contaminants”).

(q) Each Group Company has implemented procedures consistent with industry practices of companies offering similar services to protect the Group Company Products and the information technology systems used in connection with the operation of each Group Company from Contaminants and security breaches. To the knowledge of the Company, there have been no material unauthorized intrusions or breaches of the security of the Group Companies’ information technology systems.

Section 3.13 Litigation. (a) There is no material charge, claim, cross-claim or third-party claim, complaint, legal action, suit, arbitration, claim, prosecution, proceeding, demand, inquiry, hearing or investigation (whether civil, criminal, regulatory or otherwise or whether federal, state, local or foreign) (“Action”) pending, at Law or in equity, or before or by any Governmental Entity, or, to the knowledge of the Company, threatened in writing, against any Group Company or their respective properties, Assets or business, affecting the business of the Group Companies and (b) no Group Company or the Assets is subject to any material settlement, stipulation, order, writ, judgment, injunction, decree, ruling, determination or award of any court or of any Governmental Entity (“Order”).

Section 3.14 Employee Benefit Plans.

(a) Schedule 3.14(a) sets forth, as of the date hereof, each material Company Benefit Plan. True and complete copies of all material Company Benefit Plans have been provided or made available to Parent or its representatives prior to the date hereof, as well as, with respect to each such plan, (i) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any, (ii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA), (iii) the most recent annual financial report and/or the most recent actuarial report, if any, (iv) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Company Benefit Plan, (v) the most recent determination letter from the Internal Revenue Service, if any and (vi) all material correspondence to or from any Governmental Entity relating to such Company Benefit Plan within the prior three (3) years.

(b) Each Company Benefit Plan is and has been administered in material compliance with its terms and with the requirements of ERISA, the Code and all other applicable Law. All contributions or other amounts required to be made to any Company Benefit Plan, and all premiums due or payable with respect to insurance policies funding any such plan, have, in all material respects, been timely made or paid in full or properly accrued and reflected in the most recent consolidated balance sheet prior to the date hereof, in accordance with the provisions of each such Company Benefit Plan, applicable Law and, to the extent applicable, GAAP.

(c) Each Company Benefit Plan that is intended to be a qualified under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service or may rely on a favorable opinion letter issued by the Internal Revenue Service and, to the knowledge of the Company, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect such qualification.

(d) No Company Benefit Plan is a Multiemployer Plan, is subject to Title IV of ERISA or is otherwise a defined benefit pension plan, and, in the last six (6) years, no Group Company or ERISA Affiliate of a Group Company has sponsored, maintained, contributed to or been required to contribute to a plan that is a Multiemployer Plan, is subject to Title IV of ERISA or that is otherwise a defined benefit pension plan. No Controlled Group Liability has been incurred by any Group Company or any of its ERISA Affiliates that has not been satisfied in full, and no condition exists that could reasonably be expected to cause any Group Company or any such ERISA Affiliate of incurring any such Controlled Group Liability.

(e) None of the Company Benefit Plans provide retiree health or welfare insurance benefits to any current or former employee of any Group Company, except as may be required by Section 4980B of the Code and Section 601 of ERISA.

(f) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby (either alone or in combination with another event), the execution and delivery of the Aditi Stock Purchase Agreement, or the consummation of the transactions contemplated thereby (either alone or in combination with another event) will, except as provided herein, (i) entitle any current or former employee, officer, director or independent contractor of any Group Company (or of Aditi Technologies Private Limited and its Subsidiaries) to any payment or benefit (or result in the funding of any such payment or benefit) under any Company Benefit Plan, (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by any Group Company (or by Aditi Technologies Private Limited or any of its Subsidiaries) under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any Company Benefit Plan, (iv) limit or restrict the right of any Group Company to merge, amend or terminate any Company Benefit Plan or (v) result in the payment of any amount that would, individually or in combination with any other such payment, not be deductible as a result of Section 280G of the Code.

(g) No Company Benefit Plan provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state, local or foreign Law relating to Tax).

(h) Each Company Benefit Plan that is or was a nonqualified deferred compensation plan subject to Section 409A of the Code has been operated in documentary and operational compliance with Section 409A of the Code.

(i) Each Foreign Benefit Plan (i) has been maintained in all material respects in accordance with all applicable requirements, (ii) if it is intended to qualify for special Tax treatment meet all requirements for such treatment, and (iii) if it is intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

Section 3.15 Insurance. Schedule 3.15 lists each insurance policy maintained by the Group Companies as of the date hereof. All such insurance policies of the Group Companies are in full force and effect, no written notice of cancellation or non-renewal of such policies has been received, and there is no existing breach, default or event which, with or without notice or the lapse of time or both, would constitute a material breach or default or permit termination or modification of any such policies. Since January 1, 2011, each of the Group Companies has maintained insurance coverage consistent in all material respects with the insurance policies maintained by the Group Companies as of the date hereof. Since January 1, 2011, the Group Companies have complied with the material terms and conditions of such policies.

Section 3.16 Labor Matters.

(a) Each Group Company is in material compliance with all applicable Laws, Contracts, policies and plans relating to employment, employment practices, wages, hours, immigration, collective bargaining, unemployment insurance, worker’s compensation, equal employment opportunity, age and disability discrimination, occupational health and safety, and the termination of employment, including any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 and similar state or local Law. There are no material complaints, charges or claims against any Group Company pending or, to the knowledge of the Company, threatened to be brought or filed with any public or governmental authority, arbitrator or court based on, arising out of, in connection with, or otherwise relating to the employment of, or termination of employment by, any Group Company of any individual.

(b) Schedule 3.16(b) sets forth a true, complete and correct list of each collective bargaining agreement or other Contract with any labor organization or other representative of any Group Company’s employees to which any Group Company is a party. No such Contract is presently being negotiated, nor, to the knowledge of the Company, are there any campaigns being conducted to solicit cards from employees of any Group Company to authorize representation by any labor organization. No labor organization or group of employees of any Group Company has made a demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. There are no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the knowledge of the Company, threatened against or involving any Group Company.

(c) The execution, delivery and performance of this Agreement by Parent and the Company do not, and the consummation of the transactions contemplated hereby will not, constitute or result in a breach or violation of, a termination (or right of termination) or a default under, or the creation, increase, triggering or acceleration of any obligations or rights of any kind (including under any change of control type provisions) or result in any material changes under, or increase in compensation paid under, any collective bargaining agreement or other Contract with any labor organization or other representative of any Group Company employees.

Section 3.17 Compliance with Laws; Permits.

(a) Each of the Group Companies is, and since January 1, 2012 has been, in compliance in all material respects with all applicable Laws.

(b) Without limiting the other provisions of this Section 3.17, the Group Companies are and, since January 1, 2012, have been, in material compliance with the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and other federal, foreign, or state anti-corruption or anti-bribery Laws or requirements applicable to the Group Companies (the “Anti-Bribery Laws”). Since January 1, 2012, the Group Companies have not received any communication from any Governmental Entity or from any third Person that alleges that the Group Companies or any employee or agent thereof is in material violation of any Anti-Bribery Laws.

(c) Since January 1, 2012, no Group Company has received written notice of any material Action by any Governmental Entity, and there has been and there is no material Action (including any fine) currently pending, or to the knowledge of the Company, threatened against any Group Company by a Governmental Entity with respect to, any violation of, or any obligation to take remedial action under, any Laws or Permits, other than routine audits or inquiries by a Governmental Entity unrelated to any wrongdoing or misconduct by the Company or any of its Subsidiaries.

(d) Each Group Company is in compliance in all material respects with all applicable United States economic sanctions, laws, executive orders, and implementing regulations as promulgated by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”), and all applicable anti-money laundering and counter-terrorism financing provisions of the Bank Secrecy Act and all regulations issued pursuant to it. No Group Company (i) is a Person designated by the United States government on the list of the Specially Designated Nationals and Blocked Persons (the “SDN List”) with which a United States Person cannot deal or otherwise engage in business transactions, (ii) is a Person who is otherwise the target of United States economic sanctions laws such that a United States Person cannot deal or otherwise engage in business transactions with such Person or (iii) is controlled by (including by virtue of such Person being a director or owning voting shares or interests), or acts, directly or indirectly, for or on behalf of, any Person on the SDN List or a foreign government that is the target of United States economic sanctions such that a United States Person cannot deal or otherwise engage in business transactions with such government.

(e) Since January 1, 2012, the Company and its Subsidiaries have not exported, re-exported, sold or supplied any products or services directly or indirectly to its customers or through a distributor or, to the knowledge of the Company, otherwise participated in any transaction involving (i) any person designated on the SDN List at the time of the transaction, (ii) Cuba, Iran, North Korea, Sudan, Syria or any other country that is subject to a U.S. trade embargo, (iii) the government, including any political subdivision, agency or instrumentality thereof, of any country identified or described in Section 3.17(e)(ii) or (iv) any Person that acts on behalf of, or is owned or controlled by, the government identified or described in Section 3.17(e)(ii) or a Person designated on the SDN List.

(f) Each Group Company is in compliance in all material respects with (i) the Trading with the Enemy Act, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, (ii) the USA PATRIOT ACT (Title 111 of Pub. L. 107-56 (signed into law October 26, 2001)) and (iii) other federal or state laws relating to anti-money laundering rules and regulations.

(g) The Company has instituted and maintains policies and procedures that are reasonably designed to ensure compliance with OFAC, the USA PATRIOT ACT and Anti-Bribery Laws.

(h) To the knowledge of the Company, each of the Company’s material suppliers, distributors and third-party contractors and service providers has conducted all tasks on behalf of the Company in compliance with all regulations promulgated by the FCPA.

(i) All material approvals, filings, Orders, permits, franchises, consents, exemptions, licenses and similar authorizations (collectively, “Permits”) of all Governmental Entities required to conduct the business of the Group Companies presently conducted, are in the possession of the Group Companies, are in full force and effect in all material respects and are being complied with in all material respects. There has been no material violation, material default, cancellation or revocation, nor, to the knowledge of the Company, any threatened cancellation or revocation, of any Permit. None of the Permits will be materially terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

Section 3.18 Environmental Compliance and Conditions.

(a) The Group Companies have obtained and possess all material Permits required under federal, state and local Laws and regulations concerning occupational health and safety, pollution or protection of the environment, including all such Laws (including all Environmental Laws) and regulations relating to the emission, discharge, release or threatened release of any Hazardous Substances into ambient air, surface water, groundwater or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any Hazardous Substances (the foregoing health, safety and environmental regulations and requirements, collectively, “Environmental and Safety Requirements”).

(b) The Group Companies are in material compliance with all terms and conditions of such Permits and are in material compliance with all other Environmental and Safety Requirements.

(c) No Group Company has received, since January 1, 2012, any written notice of violations, liabilities or recognized environmental conditions arising under Environmental and Safety Requirements, including any investigatory, remedial or corrective obligation, relating to the Group Companies or their facilities and arising under Environmental and Safety Requirements.

(d) No Group Company has any material liability under any Environmental and Safety Requirement or with respect to Hazardous Substances, nor is any Group Company responsible for any such liability of any other Person, whether by contract, by operation of law or otherwise and (ii) there are no facts, circumstances, or conditions which have resulted or would reasonably be expected to result in material liability to the Company or any of its Subsidiaries under any Environmental and Safety Requirement or with respect to Hazardous Substances.

(e) The Company has delivered or otherwise made available for inspection complete and correct copies of material Phase I, Phase II and other environmental site assessments and environmental reports that are in the possession of or performed by or on behalf of any Group Company.

(f) Notwithstanding any other provision of this Agreement, the representations and warranties of the Company contained in this Section 3.18 constitute the sole and exclusive representations and warranties of the Company relating to Environmental Laws, Hazardous Substances, environmental related Permits or other environmental matters.

Section 3.19 Affiliated Transactions. There are no Contracts or transactions to which any Group Company, on the one hand, and any officer, member of the board of directors or Affiliate of any Group Company (other than another Group Company), any immediate family member of such officer, director or Affiliate, or, to the knowledge of the Company, any non-Affiliate stockholder of the Company (or Affiliate of such non-Affiliate stockholder, including any portfolio company of such stockholder or Affiliate (other than the Group Companies)), on the other hand, is a party (each, an “Affiliate Agreement”), other than any employee agreements. No officer, director or, to the knowledge of the Company, any other stockholder of any Group Company has any direct or indirect ownership interest in any Person with which any Group Company has a material business relationship, or any Person that competes with any Group Company.

Section 3.20 Significant Customers. Schedule 3.20 lists the ten (10) most significant customers (measured by dollar volume of sales to such customer for the nine-month period ended September 30, 2014) of the Group Companies, taken as a whole (the “Significant Customers”). As of the date of this Agreement, none of the Significant Customers has terminated its relationship with the Group Companies, and the Group Companies have not received any written notice that any Significant Customer has ceased, or intends to cease, to use the services or products of the Group Companies or has substantially reduced, or intends to substantially reduce, the use of such services or products in a manner that would be reasonably expected to be material relative to the Group Companies’ dollar volume of sales to such Significant Customer for the nine-month period ended September 30, 2014.

Section 3.21 Significant Suppliers. Schedule 3.21 lists the ten (10) most significant suppliers (measured by dollar volume of purchases of services or products from such supplier for the nine-month period ended September 30, 2014) of the Group Companies, taken as a whole (the “Significant Suppliers”). As of the date of this Agreement, none of the Significant Suppliers has terminated its relationship with the Group Companies, and the Group Companies have not received any written notice that any Significant Supplier has ceased, or intends to cease, to supply its services or products or has substantially reduced, or intends to substantially reduce, the supply of such services or products in a manner that would be reasonably expected to be material relative to the Group Companies’ dollar volume of purchases from such Significant Supplier for the nine-month period ended September 30, 2014.

Section 3.22 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any agreement made by or on behalf of the Company for which Parent or the Surviving Company would be liable following the Closing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that, except as disclosed in the Parent SEC Documents publicly filed or furnished by Parent with the SEC between January 1, 2013 and the date that is one (1) Business Day prior to the date of this Agreement (other than (x) any disclosures set forth under the headings “Risk Factors”, “Forward-Looking Statements” that are predictive, cautionary or forward-looking in nature and (y) any exhibits or other documents appended thereto):

Section 4.01 Organization and Power. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder.

Section 4.02 Authorization. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming that this Agreement is a valid and binding obligation of the Company, this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

Section 4.03 No Violation. Except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (b) compliance with and filings under the HSR Act and any other Antitrust Law and (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities Laws, the execution, delivery, performance and compliance with the terms and conditions of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby and thereby by Parent and Merger Sub do not and shall not (A) violate, conflict with, result in any breach of, or constitute a default under any of the provisions of the organizational documents of Parent or Merger Sub or the certificates of incorporation or bylaws (or equivalent organizational documents) of any other Subsidiary of Parent or Merger Sub, (B) require any consent of or other action by any Person or by Parent or Merger Sub or any of their Subsidiaries under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any material contract or any material Permit affecting the assets or business of Parent or Merger Sub and their Subsidiaries or (C) violate any Law or Order to which Parent or Merger Sub are subject or by which any of their respective properties or assets are bound or affected, except where the failure of any of the representations and warranties contained in clauses (B) or (C) above to be true would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 4.04 Capitalization. The authorized capital stock of Parent consists of five million (5,000,000) shares of preferred stock (“Parent Preferred Stock”), par value $0.01 per share and two hundred million (200,000,000) shares of common stock, par value $0.01 per share (“Parent Common Stock”). As of January 16, 2015, the issued and outstanding shares of capital stock of Parent consist of (a) 68,627,720 shares of Parent Common Stock and (b) no shares of Parent Preferred Stock. As of January 16, 2015, 3,968,269 shares of Parent Common Stock were reserved for issuance under the Parent Stock Plans and 2,515,571 shares of Parent Common Stock were subject to outstanding equity awards granted under the Parent Stock Plans. All the outstanding shares of capital stock of Parent have been and are duly authorized and validly issued and are fully paid and non-assessable, and shares of Parent Common Stock issued or reserved for issuance in connection with the Merger, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and non-assessable. No holder of Parent Common Stock is entitled to, nor were any securities issued in violation of, any preemptive rights of any stockholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, the organizational documents of Parent or any agreement to which Parent is party or otherwise bound.

Section 4.05 Governmental Consents, etc. Except for (a) the applicable requirements of the HSR Act and any other Antitrust Law, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (c) any requisite filings or notices under the Securities Act, the Exchange Act, or any other applicable state or federal securities laws, neither Parent nor Merger Sub is required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. Assuming the authorizations, consents and approvals referred to in the preceding sentence are obtained, no consent, approval or authorization of any Governmental Entity is required to be obtained by Parent or Merger Sub in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby

Section 4.06 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries have timely filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by them with the SEC since August 8, 2013 (all such documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively),

(i) the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), in effect as of the time of filing with the SEC, as the case may be, and the applicable rules and regulations promulgated thereunder, and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in or incorporated by reference into the Parent SEC Documents (the “Parent Financial Statements”) (i) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods set forth therein, (ii) were prepared in conformity with GAAP (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (iii) have been prepared from, and are in accordance with, the books and records of Parent and its consolidated subsidiaries.

Section 4.07 Litigation. There is no material Action pending, or before or by any Governmental Entity, or, to Parent’s knowledge, threatened in writing against Parent or Merger Sub at Law or in equity and Parent and/or Merger Sub are not subject to any outstanding material Order.

Section 4.08 Purpose. Merger Sub is a newly organized corporation, formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Merger Sub has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. Merger Sub is a wholly owned Subsidiary of Parent.

Section 4.09 Financial Ability. Parent has on the date hereof and will have at the Closing sufficient immediately available funds to pay the cash consideration to be paid at Closing pursuant to Section 2.02 and to pay any expenses incurred by Parent or Merger Sub in connection therewith and required to be paid at the Closing in order to consummate the transactions contemplated hereby.

Section 4.10 Parent’s Representations. Parent acknowledges and agrees that except for the representations and warranties expressly given by the Company in Article III and the representations and warranties in the Rollover Agreements and Stockholder Agreements and Escrow Agreement, neither the Company nor any of its Subsidiaries nor any of their respective representatives or affiliates, has made or shall be deemed to have made any representation or warranty to Parent or Merger Sub, express or implied, with respect to the Company or its Subsidiaries or the execution and delivery of this Agreement by the Company or the Transactions.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.01 Conduct of the Business. Except as set forth in Section 5.01 of the Disclosure Schedules, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, as Parent shall have consented in writing (with respect to Sections 5.01(f) or (g), such consent shall not be unreasonably withheld, conditioned or delayed, and with respect to Section 5.01(h), such consent, or written notice of the absence of Parent’s consent, to be provided on a reasonably prompt basis following written request therefor delivered in accordance with Section 13.03 hereof) or as required by this Agreement or applicable Law, (i) the Company shall conduct its business, and shall cause its Subsidiaries to conduct their business, in the ordinary course of business consistent with past practice; (ii) the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to preserve intact its and their businesses and its and their relationships with material customers, suppliers and others having material business dealings with it or them; and (iii) the Company shall not, and shall not permit any of its Subsidiaries to:

(a) except for issuances as may result from the exercise of Options or settlement of Restricted Stock Units that are outstanding on the date hereof or the conversion of Preferred Stock outstanding as of the date hereof in each case on their terms as of the date hereof, issue, sell, grant or deliver any of its or any of its Subsidiaries’ equity securities or issue, sell or grant any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any of its or any of its Subsidiaries’ equity securities;

(b) (i) redeem, repurchase or otherwise acquire, any of its or its Subsidiaries’ equity securities or effect any recapitalization, reclassification, split, reverse split combination or like change in its or any of its Subsidiaries’ capitalization or (ii) other than as contemplated by Section 9.02(m), declare any dividends on Series A Preferred Stock or Series A-1 Preferred Stock;

(c) amend the Organizational Documents or any of the Company’s Subsidiaries’ organizational documents;

(d) sell, assign or transfer any material portion of its Assets, except inventory in the ordinary course of business consistent with past practice and except for sales of obsolete assets or assets with de minimis value;

(e) sell, assign, transfer or license on an exclusive basis any patents, trademarks, trade names or copyrights, except in the ordinary course of business consistent with past practice;

(f) (i) enter into any Contract that would be a Material Contract if entered into prior to the date of this Agreement; (ii) except as required by this Agreement, amend, modify or terminate any Material Contract (or any Contract described in clause (i) that is entered into in compliance with this Agreement) or (iii) release, waive any material rights under, or discharge any other party of any obligation under, any Material Contract (or any Contract described in clause (i) that is entered into in compliance with this Agreement), other than in the ordinary course of business consistent with past practice with respect to the category of customer Contracts described in Section 3.11(a)(vii) (for the avoidance of doubt, not including Contracts with Affiliates).

(g) (i) fail to make capital expenditures planned to be made prior to the Outside Date in the amounts set forth for capital expenditures in accordance with the Company’s budget attached as Schedule 5.01(g) (provided, that this Section 5.01(g)(i) shall be deemed to have been complied with so long as the amount of the aggregate actual capital expenditures for any given calendar quarter is at least 80% of the amount of the aggregate budgeted capital expenditures for such calendar quarter, which budgeted amount shall be pro rated for the number of days elapsed in the calendar quarter with respect to (A) the portion of the first calendar quarter ending after the date of this Agreement, from the date of this Agreement through the last day of such calendar quarter and (B) the portion of the calendar quarter in which the Closing occurs, from the first day of such quarter through the Closing Date) or (ii) make any capital expenditures or commitments therefor, except for such capital expenditures or commitments therefor that are reflected in the Company’s budget (provided, that this Section 5.01(g)(ii) shall be deemed to have been complied with so long as the amount of the actual aggregate capital expenditures for any given quarter does not exceed 120% of the amount of aggregate budgeted capital expenditures for such calendar quarter, which budgeted amount shall be pro rated for the number of days elapsed in the calendar quarter with respect to (A) the portion of the first calendar quarter ending after the date of this Agreement, from the date of this Agreement through the last day of such quarter and (B) the portion of the calendar quarter in which the Closing occurs, from the first day of such calendar quarter through the Closing Date);

(h) except as required by the terms of any Company Benefit Plan, or as required by applicable Law, or as set forth on Schedule 5.01(a) or Schedule 5.01(h), (i) increase the compensation or benefits payable or to become payable to, or pay or award, or commit to pay or award, any bonuses or incentive compensation to, any of its or its Subsidiaries’ current or former directors, officers, employee or individual independent contractor, (ii) grant to any such Person any increase in severance or termination pay, (iii) enter into any employment, severance or retention agreement with any such Person, (iv) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Benefit Plan, (v) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any such Person, (vi) terminate the employment of any of its or its Subsidiaries’ employees having total annual cash compensation in excess of $150,000, other than for cause, including underperformance (determined consistently with past practice), or (vii) hire any employee or individual independent contractor having total annual cash compensation in excess of $150,000;

(i) settle or compromise any Action if (i) the amount payable by any Group Company in connection therewith would exceed $500,000, (ii) if such settlement would be reasonably likely to affect the post-Closing operations of the business of any Group

Company or (iii) such settlement, compromise or release contemplates or involves any admission of wrongdoing or misconduct or provides for any relief or settlement other than the payment of money;

(j) (i) incur any Debt (other than any Debt of the type described in clause (c) of the definition of Debt which is covered by clause (c) of this clause (j)) in the aggregate with a principal amount in excess of $1,500,000 in any 30 day period, (ii) issue any Debt securities or (iii) incur any Debt of the type described in clause (c) of the definition of Debt (except as set forth in Schedule 5.01(j) or other such Debt with an aggregate principal amount not in excess of $500,000 in any 30-day period for capital leases with third parties not Affiliated with Symphony Technology II-A, L.P., Cay Tel 1 L.P. or Romesh Wadhwani));

(k) create, incur or allow to exist any Lien on any asset, other than Permitted Liens, or create, incur or allow to exist any Lien on any Company Stock;

(l) make any material loan, advance or capital contribution to or investment in any Person other than (i) loans, advances or capital contributions to or investments in its Subsidiaries in the ordinary course of business consistent with past practice or (ii) advances to employees for an immaterial amount of reasonable business travel and expenses in the ordinary course of business consistent with past practice;

(m) acquire any real property or any direct or indirect interest in any real property;

(n) (i) merge or consolidate with any other Person or acquire an amount of stock or assets of any other Person (other than the capital stock of Aditi Technologies Private Limited) or effect any business combination, recapitalization or similar transaction (other than the Merger) or (ii) adopt or enter into a plan or agreement of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company’s Subsidiaries (other than the Merger);

(o) make any material change to its or its Subsidiaries’ accounting methods, policies or practices or practices with respect to the maintenance of books of account and records, except as required by GAAP or applicable Law;

(p) make, change or revoke any material Tax election, change any material Tax accounting method, file any material amended Tax Return, settle or compromise any audit or other proceeding relating to a material amount of Tax, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), apply for or request any Tax ruling, or surrender any right to claim a material Tax refund;

(q) make any change in the policies of the Company or any Subsidiary of the Company regarding the payment of accounts payable, the collection of accounts receivable, including accelerating the receipt of amounts due with respect to any accounts receivables, or lengthening the period for payment of accounts payable;

(r) forgive, cancel or compromise any material debt or claim, or waive, release or assign any right or claim of material value, other than in the ordinary course of business consistent with past practice;

(s) terminate or permit to be terminated any existing insurance policies of the Company Group;

(t) create or eliminate, or increase or decrease the balance of, any debt between or among Group Companies except in the ordinary course of business consistent with past practice; or

(u) authorize any of, or agree or commit to do any of the foregoing actions.

Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Closing to the extent in violation of applicable Law.

Section 5.02 Access to Books and Records. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company shall, and shall cause its Subsidiaries to, provide Parent and Merger Sub and Parent and Merger Sub’s authorized representatives (“Parent’s Representatives”) with reasonable access during normal business hours, and upon notice, to the offices, properties, senior personnel, and all financial books and records of the Group Companies in order for Parent to have the opportunity to make such investigation as it shall reasonably desire in connection with the consummation of the transactions contemplated hereby; provided, that in exercising access rights under this Section 5.02, Parent and Parent’s Representatives shall not be permitted to interfere unreasonably with the conduct of the business of any Group Company. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it would require any Group Company to disclose information subject to attorney-client privilege or attorney work-product privilege (provided that the Company shall, or shall cause its Subsidiary to, use commercially reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege) or conflict with any third party confidentiality obligations to which any Group Company is bound or violate any applicable Law (provided, that the Company shall, or shall cause its Subsidiary to, use commercially reasonable efforts to cause the third party to which the confidentiality obligation is owed to consent to the disclosure). Notwithstanding anything contained herein to the contrary, no access or examination provided pursuant to this Section 5.02 shall qualify or limit any representation or warranty set forth herein or the conditions to Closing set forth in Sections 9.02(a) or 9.02(b). Parent acknowledges that Parent is and remains bound by the Mutual Non-Disclosure Agreement between Parent and the Company dated January 21, 2014 (the “Confidentiality Agreement”).

Section 5.03 Efforts to Consummate. Subject to the terms and conditions herein provided, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company shall use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction of the conditions set forth in Section 9.03); provided that the Company shall not, without the Parent’s prior written consent, effect or agree to any limitation of the ability of Parent, Merger Sub, the Company or their respective Affiliates to operate any of their businesses after the Closing. The Parties acknowledge and agree that nothing contained in this Section 5.03 shall limit, expand or otherwise modify in any way any efforts standard explicitly applicable to any of the Company’s obligations under this Agreement.

Section 5.04 Exclusive Dealing. Except in connection with any issuance of shares of Common Stock pursuant to an Option, or any issuance expressly permitted under Section 5.01, during the period from the date of this Agreement through the Closing or the earlier termination of this Agreement, neither the Company nor the Representative shall, and shall cause their respective officers, directors, employees, agents, partners, Affiliates and other representatives not to, take any action to initiate, solicit or engage in discussions or negotiations with, or provide any information to, or enter into any agreement with, any Person (other than Parent and Parent’s Representatives) concerning (a) any liquidation, dissolution or recapitalization involving any of the Group Companies, (b) any purchase of Company Stock or (c) any merger involving, or sale of all or any material portion of the business or assets of, any of the Group Companies or similar transactions involving any of the Group Companies (each such transaction described in clause (a), (b) or (c), an “Alternative Transaction”). The Company and the Representative shall, and shall cause their respective officers, directors, employees, agents, partners, Affiliates and other representatives to, cease and cause to be terminated any existing discussions, communications or negotiations with any Person (other than Parent and Merger Sub and their representatives) conducted heretofore with respect to any Alternative Transaction. As soon as reasonably practicable after the date hereof, the Company shall instruct each Person (other than Parent and Merger Sub and their representatives) in possession of confidential information about the Company that was furnished pursuant to a confidentiality agreement in connection with any actual or potential proposal by such person with respect to an Alternative Transaction to promptly return or destroy all such information and certify that it has been so returned or destroyed. The Company and its Subsidiaries shall promptly notify Parent of any communication or proposal any of them or their representatives receives from a third party to participate in or explore an Alternative Transaction with any third party.

Section 5.05 Payoff Letters and Lien Releases; Cooperation. The Company shall, or shall cause its applicable Subsidiaries to, deliver all notices and take all other actions required to cause the termination of the commitments in respect of the Existing Credit Agreement, repayment in full of all obligations in respect of the Existing Credit Agreement and release of any Liens and guarantees in connection therewith on or prior to the Closing Date. No later than three (3) Business Days prior to the Closing Date, the Company shall, or shall cause its applicable Subsidiaries to, furnish to Parent a customary payoff letter with respect to the Existing Credit Agreement (each, a “Payoff Letter”) in substantially final form and in form and substance reasonably satisfactory to Parent from all financial institutions and other Persons to which the Debt under the Existing Credit Agreement is owed, or the applicable agent, trustee or other representative on behalf of such Persons. Each such Payoff Letter shall (a) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other outstanding and unpaid obligations related to the Existing Credit Agreement as of the Closing Date (each, a “Payoff Amount” and, collectively, the “Payoff Amounts”) and (b) state that all obligations (including guarantees) in respect thereof and Liens in connection therewith on the assets of any of the Group Companies shall be, concurrently upon the payment of the applicable Payoff Amount on the Closing Date, released. Prior to the Closing Date, the Company shall, or shall cause the Guarantor Group Companies to, use commercially reasonable efforts to facilitate the execution and delivery of guarantee documents with respect to Parent’s existing credit agreement (which documents shall only be required to become effective as of the Closing Date) and customary certificates and other documents relating thereto; provided, for the avoidance of doubt, in no circumstance shall the execution and delivery of such guarantee documents constitute a condition to the Closing.

Section 5.06 Written Consent. Promptly following the execution and delivery of this Agreement, and in any event, within twenty-four (24) hours thereof, the Company shall deliver to Parent the Written Consent.

Section 5.07 Acquisition of Aditi Technologies. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company and its Subsidiaries shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the acquisition of the remaining outstanding capital stock of Aditi Technologies Private Limited that the Company does not own as of the date hereof, and shall reasonably consult and coordinate with Parent in connection therewith, and shall not waive any conditions or rights under, or amend, modify, terminate or otherwise alter, or exercise any conditions or rights with respect to, the Aditi Stock Purchase Agreement without the prior written consent of Parent, it being understood and agreed that the Company may enter into one or more amendments or waivers solely to enable partial closings with respect to at least five percent (5%) of the Fully Diluted Aditi Shares (or, if less, the number of shares constituting the remaining number of Missing Aditi Shares (excluding shares held by the Missing Shareholders)) to occur without obtaining the consent of Parent pursuant to this Section 5.07 or pursuant to Section 6.04 so long as the Company does not incur any Liabilities or waive any other rights or conditions with respect to the Aditi Stock Purchase Agreement in connection with such an amendment or waiver; provided, that the Company shall provide Parent with a copy of any such amendment or waiver at least five (5) Business Days prior to entering into such amendment or waiver and shall consider in good faith any comments of Parent thereon.

Section 5.08 Section 280G Approval. Prior to the Closing Date, the Company shall (a) obtain (or, with respect to any individual who is not a Specified Disqualified Individual, use commercially reasonable efforts to obtain) from each “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder), a written waiver that shall provide that, if the requisite stockholder approval under Section 280G(b)(5)(B) of the Code and the regulations thereunder is not obtained, no payments and/or benefits that would separately or in the aggregate constitute “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code (“Parachute Payments”) with respect to such disqualified individual in the absence of such stockholder approval shall be payable to or retained by such disqualified individual to the extent such Parachute Payments would not be deductible by reason of the application of Section 280G of the Code or would result in the imposition of the excise tax under Section 4999 of the Code upon such disqualified individual; and (b) submit to the stockholders of the Company for approval, in a manner and form that complies with the stockholder approval procedures set forth in Section 280G(b)(5)(B) of the Code and the regulations thereunder any payments and/or benefits to a disqualified individual who provided the written waiver referred to in clause (a) that may separately or in the aggregate constitute Parachute Payments in the absence of such stockholder approval. All materials, if any, produced by the Company in connection with the implementation of this Section 5.08 shall be provided to Parent at least five (5) Business Days in advance for Parent’s review and comment, and the Company shall consider any of Parent’s requested changes or comments in good faith and not unreasonably omit them.

Section 5.09 Termination of Affiliate Agreements. At or prior to the Effective Time, the Company shall terminate, or otherwise amend to exclude the Company and any Subsidiary of the Company as a party thereto, all Affiliate Agreements other than those Affiliate Agreements set forth on Schedule 5.09, and no amounts will be owed by, or owing to, any Group Company pursuant to any Affiliate Agreements, whether in connection with such termination or amendment or otherwise.

Section 5.10 Financial Statements. The Company shall promptly provide information, including audited financial statements and any required footnotes prepared in accordance with the Accounting Principles and in compliance with Regulation S-X, Regulation S-B and the General Rules and Regulations of the Exchange Act, books and records and such other disclosure materials of the Group Companies that Parent determines are necessary to meet, on a timely basis, its SEC filing obligations with respect to a Current Report on Form 8-K as a result of the Transactions, comprised of the information, including acknowledgements, set forth on Annex 5.10(a). The Company shall use its reasonable best efforts to (i) obtain unqualified audit opinions in accordance with GAAP from an independent registered auditor reasonably acceptable to Parent with respect to the financial statements of the Group Companies and (ii) obtain the consent of such independent registered auditor(s) with respect to filing the audit opinions in a Current Report on Form 8-K. The Company shall use its commercially reasonable efforts to provide information, including audited financial statements and any required footnotes prepared in accordance with the Accounting Principles and in compliance with Regulation S-X, Regulation S-B and the General Rules and Regulations of the Exchange Act, books and records and such other disclosure materials of the Group Companies that Parent determines are necessary to meet, on a timely basis, its SEC filing obligations with respect to a Current Report on Form 8-K as a result of the Transactions, including the information set forth on Annex 5.10(b).

Section 5.11 Tail Insurance Policy. The Company shall as promptly as practicable following the date hereof purchase a “tail” insurance policy for a period of six (6) years after the Effective Time, with reputable and financially sound carriers of at least double the coverage and amounts of, and containing terms and conditions that are no less advantageous in the aggregate than, the current policies of directors’ and officers’ liability insurance maintained by the Company with respect to claims arising from or related to facts or events that occurred at or before the Effective Time, which tail policy is reasonably satisfactory to Parent. The cost of such “tail” insurance policy shall constitute a Transaction Expense pursuant to this Agreement.

Section 5.12 Stockholder Notice. As promptly as practicable following the date hereof, Company shall cooperate with Parent to prepare, and the Company shall mail, an appraisal notice to the Company’s stockholders that complies with applicable Law in all material respects.

ARTICLE VI

COVENANTS OF PARENT

Section 6.01 Approval by Sole Stockholder of Merger Sub. Concurrent with or immediately following the execution and delivery of this Agreement by the Parties, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger, in accordance with the DGCL, by written consent.

Section 6.02 Efforts to Consummate. Subject to the terms and conditions herein provided, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the Closing conditions set forth in Section 9.01); provided that such efforts shall not require agreeing to any obligations or accommodations (financial or otherwise) binding on Parent or Merger Sub or their respective Affiliates in the event the Closing does not occur. The Parties acknowledge and agree that nothing contained in this Section 6.02 shall limit, expand or otherwise modify in any way any efforts standard explicitly applicable to any of Parent’s and/or Merger Sub’s respective obligations under this Agreement.

Section 6.03 NYSE Listing. Parent shall file a notification of listing of additional shares (or such other form as may be required) with the New York Stock Exchange with respect to the shares of Parent Common Stock to be issued pursuant to the Rollover Agreements, and shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued pursuant to the Rollover Agreements to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Closing Date.

Section 6.04 Acquisition of Aditi Shares. Following the Closing, Parent shall attempt in good faith to amend the Aditi Stock Purchase Agreement to enable partial closings of at least five percent (5%) of the Fully Diluted Shares (or, if less, the number of shares constituting the remaining number of Missing Aditi Shares (excluding shares held by the Missing Shareholders)); provided, that Parent, Merger Sub or any of the Group Companies shall not be required to waive or amend any conditions or rights under the Aditi Stock Purchase Agreement (other than the right to acquire the Second Closing Sale Shares in a single closing) or to incur, or agree to incur, any costs, expenses or Liabilities in connection with such an amendment except for out-of-pocket expenses that are de minimis in the context of such an amendment.

ARTICLE VII

ADDITIONAL COVENANTS

Section 7.01 Representative.

(a) Appointment. In addition to the other rights and authority granted to the Representative elsewhere in this Agreement, upon and by virtue of the approval of the requisite holders of Company Stock of this Agreement, all of the Securityholders collectively and irrevocably constitute and appoint the Representative, as their agent and representative to act from and after the date hereof and to do any and all things and execute any and all documents which the Representative determines may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this Agreement and the Escrow Agreement or otherwise to perform the duties or exercise the rights granted to the Representative hereunder, including: (i) execution of the documents and certificates pursuant to this Agreement and other applicable agreements contemplated hereby; (ii) receipt and, if applicable, forwarding of notices and communications pursuant to this Agreement and other applicable agreements contemplated hereby; (iii) administration of the provisions of this Agreement and other applicable agreements contemplated hereby; (iv) giving or agreeing to, on behalf of all or any of the Securityholders, any and all consents or waivers deemed by the Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and other applicable agreements contemplated hereby and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (v) amending this Agreement or any of the instruments to be delivered to Parent pursuant to this Agreement; (vi) (A) disputing or refraining from disputing, on behalf of each Securityholder relative to any amounts to be received by such Securityholder under this Agreement or any agreements contemplated hereby, any claim made by Parent or Merger Sub under this Agreement or other agreements contemplated hereby, (B) negotiating and compromising, on behalf of each such Securityholder, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby, and (C) executing, on behalf of each such Securityholder, any settlement agreement, release or other document with respect to such dispute or remedy; and (vii) engaging attorneys, accountants, agents or consultants on behalf of the Securityholders in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto.

(b) Authorization. This authority granted to the Representative shall not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of any principal pursuant to any applicable Law. Symphony Technology Group, L.L.C. hereby accepts its appointment as the initial Representative.

(c) Representations of the Representative.

The Representative represents and warrants to Parent and Merger Sub as follows:

(i) The Representative has been duly formed and is validly existing as a limited liability company under the laws of the State of Delaware. The Representative has all requisite power and authority to execute and deliver this Agreement.

(ii) The execution and delivery by the Representative of this Agreement and the performance by the Representative of its obligations hereunder do not and will not conflict with or violate any provision of any applicable law, rule or regulation of any Governmental Entity applicable to, or the organizational documents of, the Representative.

(iii) No notice to, filing with, or authorization, registration, consent or approval of any Governmental Entity is necessary for the execution by the Representative of this Agreement or the consummation by the Representative of the transactions contemplated hereby.

(d) All decisions, actions, consents and instructions of the Representative shall be final and binding upon all the Securityholders and no Securityholder shall have any right to object, dissent, protest or otherwise contest the same, except for Fraud, bad faith or gross negligence. Neither the Representative nor any agent employed by the Representative shall incur any liability to any Securityholder relating to the performance of its duties hereunder except for actions or omissions constituting Fraud, bad faith or gross negligence. The Representative shall not have by reason of this Agreement a fiduciary relationship in respect of any Securityholder.

(e) An amount equal to Two Million Dollars ($2,000,000) (the “Representative Expense Fund”) out of the Base Purchase Price will be delivered at the Closing to the Representative to be held in trust as a source of reimbursement for costs and out-of-pocket expenses (including Taxes and costs of professional advisers) incurred by the Representative for its obligations in connection with this Agreement and the Escrow Agreement, with any balance of the Representative Expense Fund not incurred for such purposes, to be distributed by the Representative to the Securityholders. If any of the Escrow Amount, the Stockholder Tax Holdback Amount or the Stockholder Tax Special Fund are to be released to the Securityholders pursuant to this Agreement or the Escrow Agreement, as applicable, the Representative may provide notice to Parent prior to the release date of such funds (and, if applicable Parent and the Representative shall reflect in the relevant Joint Written Instruction to be delivered to the Escrow Agent), that it has incurred costs and out-of-pocket expenses (including Taxes and costs of professional advisers) in excess of the Representative Expense Fund, and shall be reimbursed for such out-of-pocket costs and expenses (including Taxes and costs of professional advisers) to the extent of available funds prior to distribution of such funds to the Securityholders by way of reduction of the amount otherwise to be delivered to the Exchange Agent and the Surviving Company (or, if applicable, directly to Securityholders) for the benefit of Securityholders on a proportionate basis.

Section 7.02 Antitrust Filings. Each of Parent and the Company shall make or cause to be made all filings and submissions required under the HSR Act within ten (10) Business Days after the date hereof, and any other applicable Antitrust Laws with respect to the jurisdictions set forth on Annex 7.02 as promptly as practicable in connection with the consummation of the transactions contemplated herein (which filings and submissions shall seek early termination if made pursuant to the HSR Act and the equivalent, if available, with respect to any such other applicable Antitrust Laws). In connection with the transactions contemplated herein, Parent and the Company shall as promptly as practicable comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions, by any Governmental Entities. Notwithstanding anything herein to the contrary, Parent and the Company shall cooperate in good faith with any Governmental Entities and Parent and the Company shall use their respective reasonable best efforts to undertake promptly any and all action required to complete the transactions contemplated by this Agreement expeditiously; provided that nothing herein shall require Parent or any of its Subsidiaries to (i) sell or otherwise dispose of, or hold separate or agree to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminate existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminate any venture or other arrangement; (iv) create any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (v) effectuate any other change or restructuring of the Company or Parent or their respective Subsidiaries; or (vi) litigate a challenge to the transactions contemplated herein based on any Antitrust Laws (or, in any such case, enter into agreements or stipulate to the entry of an Order or decree or file any applications with any Governmental Entity in connection with any of the foregoing, or, in the case of Actions by or with respect to any Group Company or its businesses or assets, to consent to any such Action by the Company). Parent and the Company each shall diligently assist and cooperate with the other Party in preparing and filing any and all written communications that are to be submitted to any Governmental Entities in connection with the transactions contemplated hereby and in obtaining any governmental or third party consents, waivers, authorizations or approvals which may be required to be obtained by any Group Company in connection with the transactions contemplated hereby, including (A) timely furnishing to the other Party all reasonably requested information, (B) keeping the other Party reasonably informed of any communication received or given in connection with any proceeding by the other Party, in each case regarding the Merger and (C) permitting the other Party to review and incorporate the other Party’s reasonable comments in any communication given by it to any Governmental Entity or in connection with any proceeding related to the HSR Act or other Antitrust Laws, in each case regarding the Merger.

ARTICLE VIII

EMPLOYEE BENEFIT AND TAX MATTERS

Section 8.01 Compensation and Employee Benefits. During the period beginning on the Closing Date and ending on December 31, 2015, Parent shall provide, or shall cause the Surviving Company to provide, employees who continue to be employed by any Group Company (collectively, “Continuing Employees”) with a base salary or hourly wage rate, as applicable, cash incentive opportunity, severance protection, and employee benefits that are substantially comparable in the aggregate to the base salary or hourly wage rate, as applicable, cash incentive opportunity, severance protection, and employee benefits provided to such Continuing Employees immediately prior to the Closing Date. Parent further agrees that, from and after the Closing Date, Parent shall, and shall cause the Surviving Company to, grant all Continuing Employees credit for any service with the Company earned prior to the Closing Date for eligibility, vesting and benefit accrual purposes (excluding benefit accruals under any defined benefit plan) under any employee benefit plan, program, agreement or arrangement in which the Continuing Employees commence to participate on or after the Closing Date (collectively, the “New Plans”), except (a) for New Plans as to which employees of Parent or its Subsidiaries who are similarly situated to the Continuing Employees are not provided such service credit or (b) as would result in duplication of benefits. In addition, Parent shall use commercially reasonable efforts to (i) cause to be waived all pre-existing condition exclusions and actively at work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by a Continuing Employee under any Company Benefit Plan as of the date on which commencement of participation in such New Plan begins, and (ii) cause any deductible, co-insurance and covered out-of-pocket expenses paid during the calendar year in which commencement of participation in such New Plan begins and prior to such commencement of participation by any Continuing Employee (or covered dependent thereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out of pocket provisions under such New Plan in the year of initial participation. Neither Parent nor any of its Subsidiaries (including, following the Closing, any Group Company) shall be responsible for any Controlled Group Liability.

Section 8.02 No Third Party Beneficiaries; No Amendments; No Guarantees of Employment. Nothing contained in this Article VIII, express or implied, is intended to confer upon any employee any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any New Plan or Company Benefit Plan or other benefit or compensation plan, program, agreement or arrangement. Further, this Article VIII shall be binding upon and inure solely to the benefit of each of the Parties, and nothing in this Article VIII, express or implied, is intended to confer upon any other Person, including any Continuing Employee, any rights or remedies of any nature whatsoever under or by reason of this Article VIII.

Section 8.03 Tax Matters.

(a) Preparation and Filing of Tax Returns.

(i) The Company shall timely prepare and file (or shall cause to be timely prepared and filed) all Tax Returns that are required to be filed by or on behalf of the Company or any of its Subsidiaries for any Pre-Closing Period that are due (taking into account extensions validly obtained) on or before the Closing Date and the Company shall pay all Taxes due with respect to such Tax Returns. The Company shall (A) prepare (or cause to be prepared) such Tax Returns consistent with this Agreement and past practice and (B) provide copies of such proposed Tax Returns to Parent at least fifteen (15) days prior to the due date (including extensions) of any such Tax Returns for Parent’s review and comment, and (without prejudice to clause (A) above) shall consider any comments reasonably received from Parent in good faith.

(ii) Except for any Tax Returns required to be prepared and filed (or caused to be prepared and filed) pursuant to Section 8.03(a)(i), Parent shall timely prepare and file (or shall cause to be timely prepared and filed) all Tax Returns that are required to be filed by or on behalf of the Company or any of its Subsidiaries for any Pre-Closing Period that are due (taking into account valid extensions) after the Closing Date and for any Straddle Period. Parent shall (A) prepare (or cause to be prepared) such Tax Returns consistent with this Agreement and past practice and (B) provide copies of such proposed income Tax Returns to the Representative at least fifteen (15) days prior to the due date (including extensions) of any such Tax Returns for its review and consent, which consent shall not be unreasonably withheld. Parent shall timely remit (or cause to be timely remitted) to the relevant Governmental Entity any Taxes due with respect to Tax Returns described in this Section 8.03(a)(ii), subject to its right of indemnification under Section 8.03(b).

(iii) None of Parent or any Affiliate of Parent shall (or shall cause or permit any Group Company to) make or change any Tax election or amend any Tax Return, in each case, for any Pre-Closing Period, to the extent such election or amendment would result in an increase of Taxes for the Pre-Closing Period for which the Securityholders are responsible pursuant to Section 8.03(b), without the prior written consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed, except as required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or any similar provision of local, state or foreign law, provided that this Section 8.03(a)(iii) shall not apply to the extent that Parent agrees to forego the right to indemnification pursuant to Section 8.03(b)(i) with respect to any Taxes resulting from any such Tax election or amendment.

(b) Tax Indemnification.

(i) The Securityholders shall indemnify Parent, the Surviving Company, their respective Affiliates and the directors, officers, employees, stockholders, agents, representatives, successors and assigns of each such Person (collectively, the “Parent Indemnified Parties”), on a several basis, in each case, for such Securityholder’s Pro Rata Indemnification Percentage, of any and all Losses actually incurred or suffered by any of the Parent Indemnified Parties, directly or indirectly, as a result of, relating to or arising out of or constituting any Excluded Taxes. Indemnification payments pursuant to this Section 8.03(b) shall be payable (A) in the case of Taxes shown to be due on Tax Returns for a Pre-Closing Period or a Straddle Period to be filed in accordance with Section 8.03(a), five (5) Business Days before such payment is due to the appropriate Governmental Entity and (B), in the case of all other Excluded Taxes, the date a final determination to such effect is made by the appropriate Governmental Entity or court, or if earlier, the date such Taxes are actually due, payable or paid to the appropriate Governmental Entity (it being understood, for the avoidance of doubt, that in the case of clause (B), a Tax is not due or payable to the extent that such Tax may be contested prior to payment by the means selected by the party entitled to control such contest).

(ii) The right of the Parent Indemnified Parties to indemnification (A) pursuant to Section 8.03(b)(i) pursuant to clause (f) of the definition of Excluded Taxes shall not include Taxes of any Group Company that are properly allocable to any Post-Closing Period and that result from a breach of the representations and warranties contained in Section 3.10 (other than Sections 3.10(k) or 3.10(n)), provided, that, with respect to a breach of the representation contained in clause (iii) of Section 3.10(k), only to the extent that the prepaid amount resulted in an actual increase of the Final Base Purchase Price (taking into account any cash received with respect to the prepaid amount and liability for deferred revenue related to such prepaid amount taken into account in Debt)), (B) pursuant to Section 8.03(b)(i) shall not include Taxes of any Group Company actually taken into account in Debt, to the extent resulting in an actual reduction of the

Final Base Purchase Price, and (C) shall not include Taxes that result from and that would not have properly been imposed on the Company or any of its Subsidiaries but for an election made by Parent under Section 338 of the Code with respect to the transactions contemplated by this Agreement or any other transaction occurring on the Closing Date after the Closing at the direction of Parent and not expressly provided for and permitted by this Agreement.

(iii) If an adjustment to Taxes for the Pre-Closing Period that results in an Excluded Tax for which the Parent Indemnified Parties are actually indemnified pursuant to Section 8.03(b)(i) also results in an actual reduction in cash Taxes for the Post-Closing Period that would otherwise be payable by Parent or any of its Affiliates, determined on a “with and without” basis, and for the avoidance of doubt, other than as a result of any adjustment to Tax basis, then the amount of such indemnification shall be reduced by the amount of such reduction of Tax, provided that this Section 8.03(b)(iii) shall not apply to any such reduction of Tax realized following the date that is the one year anniversary after the Closing Date. In the event such reduction of Taxes payable is subsequently reduced or disallowed, the amount of Taxes to the extent reduced or disallowed (the “Disallowed Taxes”) shall constitute indemnifiable Excluded Taxes pursuant to Section 8.03(b), provided, however, that (A) to the extent such amounts are reduced or disallowed before the date of payment of the Additional Consideration or the Adjusted Earn-Out Amount, respectively, the amount of the Disallowed Taxes shall be set off against the Additional Consideration or the Earn-Out (including the Unpaid Aditi Earn-Out, if applicable), as applicable and (B) otherwise, the amount that would otherwise be released to the Securityholders under the provisions of Section 8.04 or under Article X shall be reduced by the Disallowed Taxes and shall instead be released to Parent.

(iv) The right of the Parent Indemnified Parties to indemnification under Section 8.03(b) shall (A) survive the consummation of the transactions contemplated hereby in the manner set forth in the proviso set forth in Section 10.02(c), (B) be subject to clause (y) of the definition of “Parent Cap” contained in the proviso contained in Section 10.02(a), (C) be recoverable in the manner set forth in Section 10.04(c) and (D) each Parent Indemnified Party shall use commercially reasonable efforts to seek to recover from the shareholders of Aditi Technologies Private Limited any Excluded Taxes imposed on Aditi Technologies Private Limited for which indemnification would be sought under this Section 8.03 after becoming aware of any event which would reasonably be expected to give rise thereto; provided, that, (x) no amounts that would otherwise be released to the Securityholders as a result of such recovery shall be released until such amounts are actually recovered by Parent, and the amount so released shall be reduced by the amount of any costs of such recovery, (y) Parent shall have the exclusive right to control any such efforts to recover Excluded Taxes and (z) the obligation of the Parent Indemnified Parties pursuant to this Section 8.03(b)(iv)(D) shall not prevent the release and payment of any amounts to a Governmental Entity. Except as set forth in the above provisions of this Section 8.03(b)(iv), claims for indemnification with respect to Taxes (other than claims in respect of the representations and warranties set forth in Section 3.14 or claims pursuant to Section 5.08, which claims shall be governed by Article X, and other than claims for indemnification pursuant to Section 10.02(a)(ix)), shall be governed exclusively by this Section 8.03 and Section 8.04, and the provisions of Article X shall not apply; provided, that claims for indemnification for a breach of the representations and warranties contained in Section 3.10(n) shall be indemnifiable pursuant to and in accordance with the provisions of Section 10.01, 10.02(a), 10.02(c) and 10.04(a), 10.04(b), 10.04(c), 10.04(e), 10.04(f), 10.04(g), 10.04(h) and 10.06 (and the other provisions of Article X shall not apply).

(c) Straddle Period Allocations. In the case of any Taxes that are imposed on the Company or any of its Subsidiaries with respect to a Straddle Period, (i) Property Taxes of the Company and any of its Subsidiaries allocable to the Pre-Closing Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of days in the entire Straddle Period; and (ii) Taxes (other than Property Taxes) of the Company and any of its Subsidiaries allocable to the Pre-Closing Period shall be computed as if such taxable period ended on and included the Closing Date; provided, that (i) exemptions, allowances or deductions that are calculated on an annual basis shall be allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period ending after the Closing Date in proportion to the number of days in each such period and (ii)(A) all compensation expenses arising in connection with payments made to the Optionholders and Restricted Stock Unit Holders pursuant to Sections 1.03(a) and 1.03(b), respectively, and (B) all deductions attributable to the Transaction Expenses, shall be allocated to the Pre-Closing Period, in each case, to the extent permitted by applicable Law (at a “more likely than not” or greater standard) and except as required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or any similar provision of local, state or foreign law.

(d) Tax Proceedings.

(i) If any Governmental Entity asserts a Tax Claim, then the party first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other party or parties hereto; provided, that the failure to so notify shall not relieve the party from whom indemnification is being sought of its obligations hereunder, except to the extent that the party from whom indemnification is being sought is actually and materially prejudiced by such failure. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Governmental Entity.

(ii) The Representative shall, subject to Section 8.03(d)(iv), have the right to control, at the Representative’s expense, any audit, examination, contest, litigation, appeal, settlement discussion or other proceeding against any Governmental Entity (a “Tax Proceeding”) in respect of the Company or any of its Subsidiaries for any taxable period that ends on or before the Closing Date; provided, that (A) the Representative shall provide Parent with a timely and reasonably detailed account of each phase of such Tax Proceeding, (B) the Representative shall consult with Parent before taking any significant action in connection with such Tax Proceeding, (C) the Representative shall consult with Parent and offer Parent an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (D) Parent or an Affiliate of Parent shall be entitled to participate in such Tax Proceeding at their own expense and receive copies of any written materials relating to such Tax Proceeding received from the relevant Governmental Entity and (E) the Representative shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Parent, which consent shall not be unreasonably withheld.

(iii) Parent shall, subject to Section 8.03(d)(iv), have the right to control any Tax Proceeding in respect of Taxes of the Company or any of its Subsidiaries for any Straddle Period of the Company or any of its Subsidiaries; provided, however, that (A) Parent shall provide the Representative with a timely and reasonably detailed account of each phase of such Tax Proceeding, (B) Parent shall consult with the Representative before taking any significant action in connection with such Tax Proceeding, (C) Parent shall consult with the Representative and offer the Representative an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (D) the Representative shall be entitled to participate in such Tax Proceeding and receive copies of any written materials relating to such Tax Proceeding received from the relevant Governmental Entity, and (E) Parent shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Representative, which consent shall not be unreasonably withheld.

(iv) Notwithstanding anything in this Agreement to the contrary, Parent shall have the exclusive right to control (A) any Tax Proceeding in respect of the Company or any of its Subsidiaries not described in Sections 8.03(d)(ii) or 8.03(d)(iii); (B) any Tax Proceeding in respect of the Company or any of its Subsidiaries described in Sections 8.03(d)(ii) or 8.03(d)(iii) if (1) such Tax Proceeding would not give rise to any indemnification obligation pursuant to Section 8.03(b), (2) the Tax liability resulting from such Tax Proceeding would not reasonably be expected to be recovered pursuant to Section 8.03(b) (taking into account, without limitation, applicable deductions and any other pending asserted claims against the Holdback Amount and the Escrow Amount), or (3) Parent notifies the Representative in writing that Parent is waiving its right to indemnification pursuant to Section 8.03(b) with respect to Taxes imposed as a result of the resolution of such Tax Proceeding; and (C) any Tax Proceeding in respect of the Company or any of its Subsidiaries described in Section 8.03(d)(ii) if the Representative fails to, or elects not to, defend diligently such Tax Proceeding.

(e) Tax Sharing Agreements. Notwithstanding anything in this Agreement to the contrary, the Securityholders shall cause the Company and its Subsidiaries to terminate (or cause to be terminated) on or before the Closing Date all Tax sharing, allocation, indemnity or similar agreements or arrangements (other than this Agreement and other than any agreement entered into in the ordinary course of business and not relating primarily to Taxes and any commercial lending arrangements entered into in the ordinary course of business), if any, to which the Company or any of its Subsidiaries, on the one hand, and any person (other than the Company or any of its Subsidiaries), on the other hand, are parties to, and neither Parent, the Company, any of its Subsidiaries or their respective Affiliates shall have any obligations thereunder after the Closing.

(f) Tax Cooperation. The Representative, Parent and the Surviving Company shall cooperate with each other in connection with (i) the preparation and filing of any U.S. federal, state, local or foreign Tax Returns that include the business and operations of the Company and its Subsidiaries and (ii) any audit or examination by any Governmental Entity of the Tax Returns referred to in clause (i). Such cooperation shall include the furnishing or making available of employees on a mutually convenient basis and records, books of account or other materials of the Company and its Subsidiaries necessary or helpful for the defense against assertions of any Governmental Entity as to any Tax Returns referred to in clause (i) above.

(g) Transfer Taxes. All federal, state, local and foreign transfer, excise, sales, use, value added, registration, stamp, recording, property and similar Taxes or fees (other than Taxes permitted to be withheld pursuant to Section 1.13 and, for the avoidance of doubt, any Non-Resident Capital Gain Taxes) imposed on the Transactions (“Transfer Taxes”) shall be paid fifty percent (50%) by Parent and the remaining fifty percent (50%) (“Seller Transfer Taxes”) shall constitute indemnifiable Excluded Taxes pursuant to Section 8.03(b), provided, that (A) to the extent such Transfer Taxes are payable before the date of payment of the Additional Consideration or the Earn-Out, respectively, the amount of the Seller Transfer Taxes shall be set off against the Additional Consideration or the Earn-Out (including the Unpaid Aditi Earn-Out, if applicable), as applicable and (B) otherwise, the amount that would otherwise be released to the Securityholders under the provisions of Section 8.04 or under Article X shall, be reduced by the Seller Transfer Taxes and shall instead be released to Parent.

(h) Tax Refunds. Any refund (reduced by the amount of any Taxes arising or that would arise as a result of the receipt of such refund or interest thereon) of Taxes for the Pre-Closing Period paid by the Securityholders, which refund is received by Parent or any Group Company, shall be for the account of the Securityholders but only to the extent that (i) such refund is not reflected in Net Working Capital, (ii) such refund is not the result of an event that occurred after the Closing Date, and (iii) such refund is not attributable to, and does not result from, a carry back or other use of any item of loss, deduction, credit or other similar item arising in a Post-Closing Period or, in the case of a refund of Taxes for a Straddle Period, the use of any such item arising in a Post-Closing Period. Subject to Section 7.01(e), the Surviving Company shall (but in any event not before payment to the Exchange Agent is required to be made pursuant to Section 1.07(b)) (A) deliver to the Exchange Agent, for the benefit of the Common Stockholders and Preferred Stockholders in respect of the shares of Company Stock held by them as of the Reference Time (other than Dissenting Shares), an amount equal to the product of (1) the amount of any such refund (as reduced as contemplated above) multiplied by (2) the Stockholder Percentage, and the Exchange Agent shall distribute to each such Common Stockholder and Preferred Stockholder its Pro Rata Stock Percentage of the amount of such refund (as reduced as contemplated above), and (B) pay to the holders of In-the-Money Options and Restricted Stock Units in respect of In-the-Money Options and Restricted Stock Units held by them as of the Reference Time, an amount equal to the product of (1) the amount of any such refund (as reduced as contemplated above) multiplied by (2) the Award Holder Percentage, less the aggregate applicable Forfeited Amounts, with the Surviving Company to distribute to each such holder of such In-the-Money Options and Restricted Stock Units its Pro Rata Award

Percentage of any such refund (as reduced as contemplated above and less any applicable Forfeited Amounts) through the Surviving Company’s payroll system on the next normal payroll date of the Surviving Company. The amount of any other refund or Tax benefit of any Group Company shall be for the account of Parent. For the avoidance of doubt, any Tax basis, net operating loss, credit or other item that reduces Taxes paid or payable that may exist in any Group Company in a Post-Closing Period or may be carried forward from a Pre-Closing Period (after taking into account all uses by Parent or any Group Company of any such items arising in a Pre-Closing Period and existing as of the end of the Closing Date for Pre-Closing Periods (including for avoidance of doubt as a result of an adjustment to taxable income for a Pre-Closing Period)) to a Post-Closing Period, shall be for the account of Parent.

(i) Tax Treatment of Indemnity Payments. The parties hereto agree to treat any payment made pursuant to Section 8.03(b) or Article X as an adjustment to the purchase price for all Tax purposes except to the extent otherwise required by applicable Law.

Section 8.04 Stockholder Taxes.

(a) The Parties acknowledge and agree that Stockholder Taxes are the responsibility of the Securityholders and that any costs and expenses of the Securityholders or the Representative resulting from, relating to, arising out of, or in connection with, the Stockholder Taxes are solely the responsibility of the Securityholders. From and after the Closing, the Securityholders shall indemnify the Parent Indemnified Parties, on a several basis, in each case, for such Securityholder’s Pro Rata Indemnification Percentage (and, in the case of the Major Holders, as provided in clause (iii) below), of any and all Losses actually incurred or suffered by any of the Parent Indemnified Parties, directly or indirectly, as a result of, relating to, arising out of, in connection with or constituting any Stockholder Taxes (or, for the absence of doubt, any breach of a covenant set forth in Section 8.04), in the manner described in this Section 8.04. The initial source of recovery in respect of any indemnification claim made by any Parent Indemnified Party pursuant to this Section 8.04 (or a payment to a Governmental Entity pursuant to this Section 8.04) shall be, at the election of Parent, (i) first, the Stockholder Tax Holdback Amount and second, the Stockholder Tax Special Fund, (ii) until the Escrow Amount is funded, by set-off against any Additional Consideration and, after the Escrow Amount is funded, the Earn-Out Amount or Holdback Amount, in respect of claims made on or prior to the date of funding of the Escrow Amount, or the Earn-Out Amount or Escrow Amount (in which event Parent and the Representative shall cause the applicable Parent Authorized Person and Representative Authorized Person, respectively, promptly to deliver to the Escrow Agent a Joint Written Direction providing for the release of the relevant funds to the applicable Parent Indemnified Parties), in respect of claims made after the date of funding of the Escrow Amount, and (iii) if the amounts pursuant to clauses (i) and (ii) are insufficient, against the Major Holders severally, in accordance with their Pro Rata Indemnification Percentages, provided, that in no event shall the aggregate liability of the Major Holders exceed the aggregate consideration paid to the Securityholders pursuant to this Agreement and the Rollover Agreements. Each Parent Indemnified Party shall use commercially reasonable efforts to seek to recover from the shareholders of Aditi Technologies Private Limited any Stockholder Taxes in respect of the Aditi Acquisition for which indemnification would be sought under this Section 8.04 after becoming aware of any event which would reasonably be expected to give rise thereto; provided, however, that (A) no amounts that would otherwise be released to the Securityholders under this

Section 8.04 as a result of such recovery shall be released until such amounts are actually recovered by Parent, and the amount so released shall be reduced by the amount of any costs or expenses incurred in connection with such recovery, (B) Parent shall have the exclusive right to control any proceeding, action, contest, litigation, appeal, settlement discussion, and efforts to recover Stockholder Taxes in respect of the Aditi Acquisition and (C) the obligation of the Parent Indemnified Parties pursuant to this sentence of this Section 8.04(a) shall not prevent the release and payment of any amounts to an Indian Governmental Entity.

(b) The Stockholder Tax Holdback Amount and the Stockholder Tax Special Fund shall be released pursuant to the terms of Section 8.04(e), in whole or part, within three (3) Business Days after the earliest of: (i) the Representative obtaining an insurance policy reasonably satisfactory to Parent (including as to the provider of the policy) insuring for the benefit of Parent and any of its Affiliates (including any Group Company) for the risk of imposition of the Stockholder Taxes with respect to the Transactions, with the released amount of the Stockholder Tax Holdback Amount and the Stockholder Tax Special Fund equal, in such case, to the lesser of (A) the current balance of the Stockholder Tax Holdback Amount and the Stockholder Tax Special Fund, less (I) any claims made or pending against the Stockholder Tax Holdback Amount or the Stockholder Tax Special Fund and (II) any deductible or retention under such insurance policy, and (B) the covered amount (for the avoidance of doubt, reflecting reduction for any deductible or retention) of such insurance policy, calculated in the manner set forth in the example contained in Section 8.04(h)(ii) (with the Stockholder Tax Holdback Amount being released first, and the Stockholder Tax Special Fund being released second), and provided that all premiums in respect of such insurance policy shall be borne and paid for by the Securityholders as set forth in Section 8.04(h)(ii) below); (ii) one (1) year following the receipt (including, for the avoidance of doubt, such time required to resolve the amount of Taxes due) by the Representative of a final and binding tax ruling from the Indian Authority for Advance Rulings (Income Tax) to the effect that, with respect to the Transactions, either (A) no Stockholder Taxes are due or (B) the Parent Indemnified Parties are not liable for any unpaid Stockholder Taxes, unless such ruling is appealed or otherwise formally challenged, after the date of such ruling, by an applicable Indian Governmental Authority; (iii) an Indian Tax Advisor providing an opinion to Parent, at a “should” or greater level of comfort reasonably satisfactory in form and substance to Parent, that based on an enacted amendment to the applicable statute, a change made and enacted into the applicable Income Tax Rules, or a binding Notification or Circular issued by the Indian Income Tax Department regarding the application of Indian Tax Law to transfers similar to the Transactions (which amendment to such statute is enacted, change in such applicable Income Tax Rules is made and enacted, or Notification or Circular is issued, in each case, after the date hereof), with respect to Stockholder Taxes applicable to the Transactions either (A) no Stockholder Taxes are due under applicable Law or (B) the Parent Indemnified Parties are not liable for any unpaid Stockholder Taxes under applicable Law; and (iv) unless the AAR Proceeding, an Alternative Resolution Process or any Tax Proceeding relating to Stockholder Taxes with respect to the Transactions is ongoing or is not yet complete at such time as this clause (iv) would otherwise apply (it being agreed and understood that the AAR Proceeding shall not be considered to be ongoing and shall not be considered to be incomplete if an AAR Ruling has not then been obtained and an Indian Tax Advisor provides to Parent formal written advice reasonably acceptable to Parent at such time to the effect that there is no reasonable prospect of obtaining an AAR Ruling and otherwise an AAR Proceeding shall be considered to be ongoing and shall be considered to be incomplete), (A) if a Governmental

Entity does not commence a Tax Proceeding or assert a claim in respect of Stockholder Taxes with respect to the Transactions before the forty-two (42) month anniversary of the Closing Date, one-half of both the Stockholder Tax Holdback Amount and the Stockholder Tax Special Fund shall be released pursuant to the terms of Section 8.04(e) within three (3) Business Days of such date and (B) if a Governmental Entity does not commence a Tax Proceeding or assert a claim in respect of Stockholder Taxes with respect to the Transactions before the sixty (60) month anniversary of the Closing Date, the remaining balance of both the Stockholder Tax Holdback Amount and the Stockholder Tax Special Fund shall be released pursuant to the terms of Section 8.04(e) within three (3) Business Days of such date.

(c) If there is an amendment to the applicable statute enacted, change made and enacted into the applicable Income Tax Rules, or a binding Notification or Circular issued by the Indian Income Tax Department, in each case, after the date hereof, and on the basis of such statutory amendment or binding Notification or Circular, an Indian Tax Advisor provides an opinion to Parent at a “should” or greater level of comfort reasonably satisfactory in form and substance to Parent that the rate of Tax applicable to Stockholder Taxes is less than twenty percent (20%), the product of (i) the quotient of (x) twenty percent (20%) minus the rate of Tax applicable to Stockholder Taxes and (y) twenty percent (20%) and (ii) the current balance of each of (x) the Stockholder Tax Holdback Amount and (y) the Stockholder Tax Special Fund shall be released from the Stockholder Tax Holdback Amount and the Stockholder Tax Special Fund, respectively, pursuant to the terms of Section 8.04(e).

(d) Subject to the last sentence of Section 8.04(e), if there is a final and binding determination by an Indian court that Stockholder Taxes are due or are not due or if a final and binding settlement agreement has been entered into by the Representative with the applicable Indian Governmental Entity with respect to Stockholder Taxes or if Stockholder Taxes are otherwise due or required to be paid, if (i) the amount of the Stockholder Taxes are less than or equal to the then current balance of the Stockholder Tax Holdback Amount, (x) Parent shall release from the Stockholder Tax Holdback Amount an amount equal to the amount of such payable Stockholder Taxes and shall pay such amount to the applicable Indian Governmental Entity on behalf of the Securityholders and Parent, and, in the case of such a court determination or settlement that relates to the Transactions, Parent shall release the remaining balance of the Stockholder Tax Holdback Amount pursuant to the terms of Section 8.04(e), and (y) in the case of such a court determination or settlement that relates to the Transactions, the Representative shall release the then current balance of the Stockholder Tax Special Fund pursuant to the terms of Section 8.04(e), or (ii) the amount of the Stockholder Taxes are greater than the then current balance of the Stockholder Tax Holdback Amount but less than the sum of the then current balance of the Stockholder Tax Holdback Amount and the Stockholder Tax Special Fund, (x) Parent shall release the entire balance of the Stockholder Tax Holdback Amount and shall pay such amount to the applicable Indian Governmental Entity on behalf of the Securityholders and Parent, and (y) the Representative shall release the balance of the Stockholder Tax from the Stockholder Tax Special Fund and shall pay such amount to the applicable Indian Governmental Entity on behalf of the Securityholders and Parent, and, in the case of such a court determination or settlement that relates to the Transactions, the Representative shall release the remaining balance of the Stockholder Tax Special Fund pursuant to the terms of Section 8.04(e), or (iii) the amount of the Stockholder Taxes are greater than the sum of the then current balance of the Stockholder Tax Holdback Amount and the Stockholder

Tax Special Fund, (x) Parent shall release the entire amount of the Stockholder Tax Holdback Amount and shall pay such amount to the applicable Indian Governmental Entity on behalf of the Securityholders and Parent (y) the Representative shall release the entire amount of the Stockholder Tax Special Fund and shall pay such amount to the applicable Indian Governmental Entity on behalf of the Securityholders and Parent, and (z) the Securityholders will pay, and the Representative will cause the Securityholders to pay, the balance of the Stockholder Taxes to the applicable Indian Governmental Entity on behalf of the Securityholders and Parent in accordance with the provisions of this Section 8.04. Subject to the last sentence of Section 8.04(e), all releases of the Stockholder Tax Holdback Amount or the Stockholder Tax Special Fund to the Securityholders pursuant to this Section 8.04(d) will occur one (1) year after the date of the final and binding court determination or settlement (including, for the avoidance of doubt, such time required to resolve the amount of Taxes due) (except that in the case (i) of a final and binding determination by the Supreme Court of India or (ii) of a final and binding settlement agreement having been entered into by the Representative with the applicable Indian Governmental Entity and an Indian Tax Advisor having provided an opinion to Parent at a “should” or greater level of comfort reasonably satisfactory in form and substance to Parent that such settlement is final, binding, and not appealable by any Indian Governmental Entity, such releases shall be made within three (3) Business Days of the date of such court determination or settlement agreement) provided, that in the event that a court determination or a settlement agreement would otherwise give rise to a release to the Securityholders hereunder, such release shall not so occur if the court determination or settlement agreement is appealed or otherwise formally challenged after the date of such court determination or settlement agreement by an applicable Indian Governmental Authority. Notwithstanding the above provisions of this Section 8.04(d), (A) Parent shall not be required to pay over any amounts to the applicable Indian Governmental Entity if Parent or any of its Affiliates has at such time already paid such amounts to the Indian Governmental Entity nor shall Parent be required to pay over to the Indian Governmental Entity or otherwise release any amounts in respect of costs and expenses incurred by Parent or any of its Affiliates to the extent indemnifiable pursuant to clause (b) of the definition of Stockholder Taxes and (B) for the absence of doubt, notwithstanding any other provision no costs or expenses incurred by the Representative or the Securityholders shall be paid by or from the Stockholder Tax Holdback Amount or the Stockholder Tax Special Fund (whether such costs or expenses are incurred in the name of Parent or any of its Affiliates or otherwise) and the Representative and the Securityholders shall be responsible for all such costs and expenses.

(e) Subject to receipt by Parent of the certificates described in the following sentence, upon any release of any portion of the Stockholder Tax Holdback Amount or Stockholder Tax Special Fund to the Securityholders, subject to Section 7.01(e), the Surviving Company or the Representative, respectively, shall (A) deliver (or cause to be delivered) to the Exchange Agent, for the benefit of the Common Stockholders and Preferred Stockholders in respect of the shares of Company Stock held by them as of the Reference Time (other than Dissenting Shares), an amount equal to the product of (1) the amount of the Stockholder Tax Holdback Amount or Stockholder Tax Special Fund to be released and distributed multiplied by (2) the Stockholder Percentage, and the Exchange Agent shall distribute to each such Common Stockholder and Preferred Stockholder its Pro Rata Stock Percentage of the portion of the Stockholder Tax Holdback Amount or Stockholder Tax Special Fund so distributed, and (B) pay to, or (in the case of the Representative deliver or cause to be delivered to) the Surviving Company for the benefit of, holders of In-the-Money Options and Restricted Stock Units in

respect of In-the-Money Options and Restricted Stock Units held by them as of the Reference Time, an amount equal to the product of (1) the portion of the Stockholder Tax Holdback Amount or Stockholder Tax Special Fund to be released and distributed, multiplied by (2) the Award Holder Percentage, less the aggregate applicable Forfeited Amounts, and the Surviving Company shall distribute to each such holder of such In-the-Money Options and Restricted Stock Units its Pro Rata Award Percentage of the portion of the Stockholder Tax Holdback Amount or Stockholder Tax Special Fund so distributed (less any applicable Forfeited Amounts) through the Surviving Company’s payroll system on the next normal payroll date of the Surviving Company. Prior to each release of any portion of the Stockholder Tax Holdback Amount or Stockholder Tax Special Fund to the Securityholders to a Major Holder, such Major Holder shall deliver to Parent a certificate of an authorized officer of such Major Holder or, in the case the Major Holder is a natural person, of the Major Holder, stating that (x) such Major Holder acknowledges its indemnification obligations pursuant to this Section 8.04 and (y) as of the date of such certificate, such Major Holder has the financial capacity to promptly comply with such indemnification obligations; provided, for the avoidance of doubt, that the failure of a Major Holder to deliver Parent the certificate described in this Section 8.04(e) shall prohibit the release of any portion of the Stockholder Tax Holdback Amount or Stockholder Tax Special Fund to such Major Holders but shall not delay the release of any portion of the Stockholder Tax Holdback Amount or Stockholder Tax Special Fund to any other Major Holder.

(f)

(i) As soon as practicable following the Closing Date, the Representative shall file an application with the Authority for Advance Rulings (Income Tax) for an advance ruling (the “AAR Ruling”) confirming that no Stockholder Taxes are due with respect to the Transactions. The Representative shall pursue the AAR Ruling in good faith and shall act with the purpose of obtaining a commercially reasonable AAR Ruling as promptly as reasonably possible, and shall not abandon the AAR Proceeding or seek any other ruling or (except for final and binding settlements or compromises of the AAR Proceeding with the Indian Income Tax Department that would be permitted under clause (E) below or, in accordance with and subject to the final sentence of this subsection (f)(i), any Tax Proceeding initiated solely by an Indian Governmental Entity) resolution of whether or what amount of Stockholder Taxes are due with respect to the Transactions; provided, however, the Representative (I) shall be permitted to seek any other such legitimate, binding and final rulings or resolutions (each, an “Alternative Resolution Process”) (A) if an Indian Tax Advisor has provided to Parent an opinion at a “should” or greater level of comfort reasonably satisfactory in form and substance to Parent that any such Alternative Resolution Process should not materially delay, impede, hinder, or otherwise adversely affect the AAR Proceeding or (B) otherwise with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned) and (II) shall be permitted to pursue obtaining an insurance policy with respect to the Stockholder Taxes consistent with the provisions of Section 8.04(b)(i). The Representative shall take no position inconsistent with the Authority for Advance Rulings (Income Tax) having jurisdiction and authority to issue the AAR Ruling. Subject to the above provisions of this Section 8.04(f)(i), the second sentence of Section 8.04(f)(ii), and the Representative’s obligations under the provisions of Section 8.04(i), the Representative shall have the exclusive right to control the AAR Proceeding and any other Tax Proceeding relating to Stockholder Taxes with respect to the Transactions (including any Tax Proceeding relating to Stockholder Taxes with respect to the Transactions and initiated by an Indian Governmental Entity); provided, that (I)(A) the Representative shall provide Parent with a timely and reasonably detailed account of each phase of the AAR Proceeding (and any other such Tax Proceeding), (B) the Representative shall consult with Parent before taking any significant action in connection with the AAR Proceeding (or any other such Tax Proceeding), (C) the Representative shall consult with Parent and offer Parent an opportunity to comment before submitting any written materials prepared or furnished in connection with the AAR Proceeding (or any other such Tax Proceeding) and consider such comments in good faith, (D) the Representative shall promptly provide Parent copies of any written materials received or submitted in connection with the AAR Proceeding (or any other such Tax Proceeding), and (E) the Representative shall not settle or compromise the AAR Proceeding (or any other such Tax Proceeding) if (1) the amount of such settlement or compromise (together with any settlement or compromise of or claims made in respect of Stockholder Taxes relating to the 2012 Restructuring or the Aditi Acquisition) exceeds the combined balance of the Stockholder Tax Holdback Amount and the Stockholder Tax Special Fund at the time of the settlement or compromise, increased by the combined balance of one or more escrow accounts (including, for the avoidance of doubt, deposits with, and advance payments to, an applicable Indian Governmental Entity to the extent the source of such deposits or advance payments one or more the Major Holders (and not the Stockholder Tax Holdback Amount or the Stockholder Tax Special Fund) and that such deposits or advance payments actually reduce the amount due and payable to the applicable Indian Governmental Entity as a result of such settlement or compromise) established by the Representative with respect to which funds are to be released in connection with such settlement pursuant to agreements with Parent or the applicable Indian Governmental Entity (or to which Parent or an Indian Governmental Entity is a party or a third party beneficiary) that are no less favorable to Parent or the applicable Indian Governmental Entity, as applicable, with respect to such escrow funds as Parent’s rights hereunder, under the Escrow Agreements, and under the Stockholder Agreements with respect to the Stockholder Tax Special Fund or (2) such settlement or compromise would bind Parent or any of its Affiliates with respect to future business pursuits or payments of Taxes (other than Stockholder Taxes with respect to the Transactions) or otherwise impact the dealings of Parent or any of its Affiliates with Indian Governmental Authorities in a material respect, in each case, without obtaining the prior written consent of Parent (provided, for the avoidance of doubt, the reference to Taxes in this clause (2) is not intended to expand the scope of or otherwise impact the obligation of the Securityholders to indemnify and hold harmless the Parent Indemnified Parties for Excluded Taxes pursuant to Section 8.03); provided, that in the case of a settlement with respect to which Parent’s consent is required solely pursuant to the foregoing clause (1), if the Representative has established one or more escrow accounts with respect to which funds are to be released in connection with such settlement pursuant to agreements with Parent (or to which Parent is a party or a third party beneficiary) that are no less favorable to Parent, as applicable, with respect to such escrow funds as Parent’s rights hereunder, under the Escrow Agreements, and under the Stockholder Agreement with respect to the Stockholder Tax Special Fund and such escrow accounts contain an amount greater than or equal to their Pro Rata Indemnification Percentage of the excess of the amount of such settlement over the combined balance of the Stockholder Tax Holdback Amount and the Stockholder Tax Special Fund at the time of the settlement, such consent shall not be unreasonably withheld, conditioned or delayed.

(ii) If Parent, the Surviving Company or any of its Affiliates receives an inquiry from a Governmental Entity or Tax Claim with respect to Stockholder Taxes, such party promptly shall provide written notice thereof, along with a copy of all written communication, to the Representative; provided, that any failure to give such notice shall not affect the Parent Indemnified Parties’ rights to indemnification or otherwise hereunder, except to the extent that the Representative is materially prejudiced as a result of such failure to give notice. If the Representative receives an inquiry from a Governmental Entity or Tax Claim with respect to Stockholder Taxes, the Representative promptly shall provide written notice thereof, along with a copy of all written communication, to Parent.

(iii) The Representative shall defend against any Tax Proceeding relating to Stockholder Taxes with respect to the 2012 Restructuring or the Aditi Acquisition in good faith and shall not abandon any such Tax Proceeding and shall comply with all deadlines imposed in connection with any Tax Proceeding. Subject to the above provisions of this Section 8.04(f)(iii) the second sentence of Section 8.04(f)(ii), and the Representative’s obligations under the provisions of Section 8.04(i) the Representative shall have the exclusive right to control any such Tax Proceeding; provided, however, that (I)(A) the Representative shall provide Parent with a timely and reasonably detailed account of each phase of such Tax Proceeding, (B) the Representative shall consult with Parent before taking any action in connection with any such Tax Proceeding, (C) the Representative shall consult with Parent and offer Parent an opportunity to comment before submitting any written materials prepared or furnished in connection with any such Tax Proceeding and consider such comments in good faith, (D) the Representative shall promptly provide Parent copies of any written materials received or submitted in connection with any such Tax Proceeding, and (E) the Representative shall not settle or compromise any such Tax Proceeding if (1) the amount of such settlement or compromise (together with any settlement or compromise of or claims made in respect of other Stockholder Taxes) exceeds the combined balance of the Stockholder Tax Holdback Amount and the Stockholder Tax Special Fund at the time of the settlement or compromise, increased by the combined balance of one or more escrow accounts (including, for the avoidance of doubt with, deposits and advance payments to, an applicable Indian Governmental Entity to the extent the source of such deposits or advance payments is one or more Major Holders (and not the Stockholder Tax Holdback Amount or the Stockholder Tax Special Fund) and that such deposits or advance payments actually reduce the amount due and payable to the applicable Indian Governmental Entity as a result of such settlement or compromise) established by the Representative with respect to which funds are to be released in connection with such settlement pursuant to agreements with Parent or the applicable Indian Governmental Entity (or to which Parent or an Indian Governmental Entity is a party or a third party beneficiary) that are no less favorable to Parent or the applicable Indian Governmental Entity, as applicable, with respect to such escrow funds as Parent’s rights hereunder, under the Escrow Agreements, and under the Stockholder Agreement with respect to the Stockholder Tax Special Fund or (2) such settlement or compromise would bind Parent or any of its Affiliates with respect to future business pursuits or payments of Taxes (other than Stockholder Taxes with respect to the 2012 Restructuring or the Aditi Acquisition, respectively) or otherwise impact the dealings of Parent or any of its Affiliates with Indian Governmental Authorities in a material respect, in each case, without obtaining the prior written consent of Parent (provided, for the avoidance of doubt, the reference to Taxes in this clause (2) is not intended to expand the scope of or otherwise impact the obligation of the Securityholders to indemnify and hold harmless the Parent Indemnified Parties for Excluded Taxes pursuant to Section 8.03); provided, that in the case of a settlement with respect to which Parent’s consent is required solely pursuant to the foregoing clause (1), if the Representative has established one or more escrow accounts with respect to which funds are to be released in connection with such settlement pursuant to agreements with Parent (or to which Parent is a party or a third party beneficiary) that are no less favorable to Parent, as applicable, with respect to such escrow funds as Parent’s rights hereunder, under the Escrow Agreements, and under the Stockholder Agreements with respect to the Stockholder Tax Special Fund and such escrow accounts contain an amount greater than or equal to their Pro Rata Indemnification Percentage of the excess of the amount of such settlement over the combined balance of the Stockholder Tax Holdback Amount and the Stockholder Tax Special Fund at the time of the settlement, such consent shall not be unreasonably withheld, conditioned or delayed.

(iv) Except as provided in Section 8.04(g), claims for indemnification with respect to Stockholder Taxes shall be governed exclusively by this Section 8.04 and the Stockholder Agreements, and the provisions of Article X (including any limitation on any indemnification obligation) shall not apply with respect to Stockholder Taxes.

(v) If in connection with any Tax Proceeding with respect to Stockholder Taxes, a Governmental Entity requires that any Person provide a deposit with respect to Stockholder Taxes or otherwise prepay Stockholder Taxes, the source of recovery in respect of such Stockholder Taxes shall be the Stockholder Tax Holdback Amount and second, the Stockholder Tax Special Fund and third, the Major Holders severally, in accordance with their Pro Rata Indemnification Percentages. If the amount of the Tax Claim is subsequently reduced or the Tax Proceeding is resolved (in each case, in a manner that is final and binding) for an amount of Stockholder Taxes that is less than the amount of the deposit or prepayment, any refund received from the relevant Governmental Entity with respect to such deposit or prepayment shall be released in a manner consistent with the provisions of this Section 8.04 applicable to the type of resolution applicable to such Stockholder Taxes and pursuant to the terms of Section 8.04(e); provided, that the portion of such refund attributable to amounts directly contributed by the Major Holders in accordance with this Section 8.04(f)(v) (and the source of recovery of which is not the Stockholder Tax Holdback Amount or the Stockholder Tax Special Fund) shall be released to the Major Holders within three (3) Business Days of the applicable Person’s receipt of such refund. Any such refund not so distributed pursuant to the terms of the proviso in the preceding sentence shall be retained by Parent and considered to be part of the Stockholder Tax Holdback Amount.

(g) The right of the Parent Indemnified Parties to indemnification under Section 8.04(a) shall survive the consummation of the transactions contemplated hereby in the manner set forth in the proviso set forth in Section 10.02(c).

(h) Notwithstanding any other provision, (i) in the event that a Tax Claim has been made by an Indian Governmental Authority relating to the 2012 Restructuring or the Aditi Acquisition at or prior to the time that an amount would otherwise be released to the Securityholders under the provisions of this Section 8.04, the amount that would otherwise be so released to the Securityholders shall be reduced by the amount of such Tax Claim; provided, that upon a final and binding determination by an Indian court in respect of Stockholder Taxes relating to the 2012 Restructuring or the Aditi Acquisition or a final and binding settlement with the applicable Indian Governmental Entity with respect to Stockholder Taxes relating to the 2012 Restructuring or the Aditi Acquisition or if Stockholder Taxes relating to the 2012 Restructuring or the Aditi Acquisition are otherwise due or required to be paid, the amounts withheld under the above provisions of this Section 8.04(h) shall be released in a manner consistent with Section 8.04(d) (treating, for this purpose, references therein to the Transactions as references instead to the 2012 Restructuring or the Aditi Acquisition, as applicable) and (ii) in the event that the Representative has obtained insurance as described in Section 8.04(b)(i), (A) if such insurance is obtained before the date of payment of the Additional Consideration or the Earn-Out, respectively, the amount of the insurance premium (the “Premium Amount”) shall be set off against the Additional Consideration or the Earn-Out (including the Unpaid Aditi Earn-Out, if applicable), as applicable and (B) the amount that would otherwise be released to the Securityholders pursuant to Section 8.04(b)(i) or under Article X shall be reduced by the amount of such premium and shall instead be released to Parent. By way of illustration only, if after the date of payment of the Additional Consideration and the date the Adjusted Earn-Out Amount is reduced to zero, the Representative obtains an insurance policy reasonably satisfactory to Parent with a $20,000,000 face amount (i.e., there is a $15,000,000 layer of insurance coverage after satisfaction of the deductible), a $5,000,000 deductible, and a $6,000,000 Premium Amount, and there are $10,000,000 in claims made or pending against the Stockholder Tax Holdback Amount and the Stockholder Tax Special Fund, then $9,000,000 (i.e., the covered amount of $15,000,000 less the Premium Amount) would be released to the Securityholders from the Stockholder Tax Holdback Amount and the Stockholder Tax Special Fund in accordance with Section 8.04(e), and $6,000,000 would be released to Parent for payment of the Premium Amount.

(i) Parent, the Surviving Company and the Representative shall cooperate with one another in connection with the AAR Proceeding, the Alternative Resolution Process, obtaining any insurance policy in respect of Stockholder Taxes, and any other Tax Proceeding in respect of Stockholder Taxes. Such cooperation shall include the furnishing or making available of employees on a mutually convenient basis and records, books of account or other materials necessary or helpful for the defense against assertions of any Governmental Entity as to any Tax Proceeding in respect of Stockholder Taxes. In the event the Surviving Company, Parent or any of its Affiliates, is a party to the AAR Proceeding, the Alternative Resolution Process, and any other Tax Proceeding in respect of Stockholder Taxes, Parent shall, and shall cause the Surviving Company and its Affiliates to, execute any document reasonably requested by the Representative authorizing the Representative to communicate with the relevant Governmental Entity in respect of such matters, subject to the other limitations contained in this Section 8.04, and provided that, for the avoidance of doubt, such documents shall not permit the Representative to bind Parent or any of its Affiliates (including the Surviving Company and its Affiliates) or receive any payments on their behalf.

(j) Notwithstanding any other provision, any amount that would otherwise be released to the Securityholders under the above provisions of this Section 8.04 in connection with an Alternate Resolution Process shall not be so released unless an Indian Tax Advisor provides an opinion to Parent at the time of such release at a “should” or greater level of comfort reasonably satisfactory in form and substance to Parent to the effect that such resolution is final, binding, and not appealable by any Indian Governmental Entity (or if, under the above provisions of this Section 8.04, a requirement to wait one year for release to Securityholders after such resolution has become final and binding (including, for the avoidance of doubt, such time required to resolve the amount of Taxes due) has applied, then to the effect that such resolution is final and binding).

ARTICLE IX

CONDITIONS TO CLOSING

Section 9.01 Conditions to Each Party’s Obligations. The obligations of each of the Company, Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or, if permitted by applicable Law, waiver by the Company, Parent and Merger Sub in writing) of the following conditions as of the Closing Date:

(a) The shares of Parent Common Stock to be issued pursuant to the Rollover Agreements shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

(b) The Merger shall have been approved and this Agreement shall have been adopted, in accordance with the DGCL and the Organizational Documents, by the requisite affirmative vote or written consent of (i) the holders of a majority of outstanding shares of Series B-1 Preferred Stock and (ii) the holders of a majority of outstanding shares of Common Stock and Preferred Stock (voting together on an as-converted to Common Stock basis) entitled to vote generally in the election of directors of the Company (together, the “Stockholder Approval”);

(c) All requisite clearances or approvals under the HSR Act and the Antitrust Laws set forth on Annex 7.02 shall have been obtained; and

(d) No judgment, decree, injunction or order shall have been entered, and no Law shall be in effect, which would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded.

Section 9.02 Conditions to Parent’s and Merger Sub’s Obligations. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or, if permitted by applicable Law, waiver by Parent and Merger Sub in writing) of the following conditions as of the Closing Date:

(a) (i) The representations and warranties set forth in Section 3.01 (other than the first and last sentences thereof) and Section 3.02 shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the date hereof and true and correct in all respects at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of a specified date, in which case only as of such date and except, at the Closing Date for any immaterial updates to Schedule 3.02 that do not include the addition of previously undisclosed Subsidiaries and which updates will under no circumstances be considered for purposes of any indemnification obligations hereunder or under the Stockholder Agreements), (ii) the representations and warranties set forth in the first and last sentences of Section 3.01, in Section 3.03 and in the first sentence of Section 3.05(b) shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of a specified date, in which case only as of such date), (iii) the representations and warranties set forth in Section 3.05(b) (other than the first sentence of Section 3.05(b)), Section 3.05(c), Section 3.05(d), Section 3.05(e) and Section 3.05(f) shall be true and correct in all but de minimis respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of a specified date, in which case only as of such date), (iv) the representations and warranties set forth in Section 3.22 shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of a specified date, in which case only as of such date), (v) the representations and warranties set forth in Section 3.05(a) shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though made at and as of the Closing Date, except, in the case of this clause (v), where the failure of such representations and warranties to be so true and correct would not have any effect on the consideration payable pursuant to this Agreement or the Rollover Agreements or any other adverse effect on Parent, and (vi) all other representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein, other than with respect to Sections 3.08(a)(iii) and 3.11(a)) at and as of date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of a specified date, in which case only as of such date), except, in the case of this clause (vi), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein (other than with respect to Sections 3.08(a)(iii) and 3.11(a)) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) The Company shall have performed and complied with in all material respects each of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) There shall not have occurred a Material Adverse Effect since the date hereof;

(d) Less than five percent (5%) of the issued and outstanding shares of Company Stock shall be Dissenting Shares;

(e) The Company shall have provided to Parent the information, including acknowledgements, set forth on Annex 5.10(a);

(f) The Company shall have complied with the notification obligations set forth in Section IV.B.4(k) of the Certificate of Incorporation;

(g) The Representative shall have delivered to Parent the Escrow Agreement which shall have been executed by the Escrow Agent and the Representative;

(h) The Employment Agreement with Sanjay Dhawan shall be in full force and effect and Mr. Dhawan shall not have ceased employment with Parent, the Company or one of their respective Subsidiaries (other than in the event of death or Disability);

(i) The Stockholder Agreements and the Rollover Agreements shall be in full force and effect;

(j) Each of the Share Exchanges shall have been consummated;

(k) Each of the Stockholders listed on Annex V shall have delivered a Written Consent to the Company in respect of all shares shown opposite such Stockholder’s name on such Annex V, with a copy concurrently to Parent, which shall be in full force and effect;

(l) The Teleca Share Exchange shall have been consummated prior to the Reference Time; and

(m) The Board of Directors of the Company shall have declared all dividends on the Series A Preferred Stock and Series A-1 Preferred Stock accrued and unpaid as of immediately prior to the Reference Time.

Section 9.03 Conditions to the Company’s Obligations. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or, if permitted by applicable Law, waiver by the Company in writing) of the following conditions as of the Closing Date:

(a) (i) The representations and warranties set forth in Section 4.01 (other than the first sentence thereof) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date hereof and true and correct in all respects at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of a specified date, in which case only as of such date), (ii) the representations and warranties set forth in the first sentence of Section 4.01, in Section 4.02 and in the second sentence of Section 4.04 shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of a specified date, in which case only as of such date), (iii) the representations and warranties set forth in Section 4.04 (other than the second sentence of Section 4.04) shall be true and correct in all but de minimis respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of a specified date, in which case only as of such date) and (iv) all other representations and warranties of Parent set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of a specified date, in which case only as of such date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b) Parent and Merger Sub shall have performed and complied with in all material respects each the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing; and

(c) Parent shall have delivered to the Representative the Escrow Agreement which shall have been executed by the Escrow Agent.

ARTICLE X

SURVIVAL; INDEMNIFICATION

Section 10.01 Survival of Representations, Warranties, Covenants, Agreements and Other Provisions. The representations and warranties of the Company, the Representative, Parent and Merger Sub contained in this Agreement or in any certificate delivered pursuant hereto shall survive the Closing until the eighteen (18) month anniversary of the Closing (the “General Survival Termination Date”); provided, that the Company Fundamental Representations, the Parent Fundamental Representations and the representations and warranties with respect to Tax matters contained in Section 3.10 (other than Section 3.10(n), which shall survive the Closing until the General Survival Termination Date), in each case, together with any right to indemnification for breach thereof, shall survive the Closing until ten (10) days following the expiration of the applicable statute of limitations (as applicable, the “Fundamental Survival Termination Date”).

Section 10.02 Indemnification.

(a) Subject to the provisions of this Article X, after the Closing Date, the Securityholders shall indemnify the Parent Indemnified Parties, on a several basis, in each case, for such Securityholder’s Pro Rata Indemnification Percentage, of any and all Losses actually incurred or suffered by any of the Parent Indemnified Parties, directly or indirectly, as a result of, relating to or arising out of:

(i) the failure of any of the representations or warranties (other than the Company Fundamental Representations) made by the Company in this Agreement or in the certificate delivered pursuant to Section 2.02(g) to be true and correct;

(ii) the failure of any of the Company Fundamental Representations made by the Company in this Agreement or in the certificate delivered pursuant to Section 2.02(g) to be true and correct;

(iii) the failure of any of the representations or warranties made by the Representative in this Agreement to be true and correct;

(iv) any breach by the Company or any Subsidiary of the Company of any of its covenants or agreements contained herein;

(v) any breach by the Representative of any of its covenants or agreements contained herein;

(vi) any payments paid or owed by the Surviving Company to any Securityholder with respect to any Dissenting Shares to the extent that the aggregate amount of such payments, together with the aggregate amount of all Losses with respect thereto, exceeds the consideration that otherwise would have been payable to such Securityholder pursuant to Article II upon the conversion of such Dissenting Shares if such Securityholder had not exercised his, her or its right pursuant to Section 262 of the DGCL;

(vii) any Aditi Liabilities;

(viii) any Action brought by any Securityholder against the Representative or the Company or their respective Affiliates, or members of the Company’s board of directors or officers of any Group Companies, relating to this Agreement, the Rollover Agreements or the Stockholder Agreements, or to the negotiation, approval or consummation of the transactions contemplated hereby and thereby;

(ix) any lost deductions under Section 280G of the Code with respect to “excess parachute payments” (within the meaning of Section 280G of the Code) in respect of any current or former Group Company employees; or

(x) the matter set forth on Annex 10.02(a)(x).

provided that the aggregate amount of Losses with respect to which all Parent Indemnified Parties may be entitled to indemnification under (x) clause (i) of this Section 10.02(a) shall not exceed an amount equal to Ninety-Seven Million Five Hundred Thousand Dollars ($97,500,000), and (y) this Section 10.02(a), Section 8.03(b) or Section 10.04(h)(1) shall not exceed the aggregate consideration paid to the Securityholders pursuant to this Agreement and the Rollover Agreements (the “Parent Cap”).

(b) Subject to the provisions of this Article X, after the Closing Date, Parent shall indemnify the Company Indemnified Parties for any and all Losses actually incurred or suffered by any of them, directly or indirectly, as a result of, relating to or arising out of:

(i) the failure of any of the representations or warranties (other than the Parent Fundamental Representations) made by Parent or Merger Sub in this Agreement or in the certificate delivered pursuant to Section 2.02(f) to be true and correct;

(ii) the failure of any of the Parent Fundamental Representations made by Parent or Merger Sub in this Agreement or in the certificate delivered pursuant to Section 2.02(f) to be true and correct; and

(iii) any breach by Parent or Merger Sub of any of its covenants or agreements contained herein;

provided that the aggregate amount of Losses with respect to which all Company Indemnified Parties may be entitled to indemnification under (x) clause (i) of this Section 10.02(b) shall not exceed an amount equal to Ninety-Seven Million Five Hundred Thousand Dollars ($97,500,000), and (y) this Section 10.02(b) shall not exceed the aggregate consideration paid to the Securityholders pursuant to this Agreement and the Rollover Agreements (the “Company Cap”).

(c) The obligations to indemnify and hold harmless pursuant to Section 10.02(a) and (b) shall survive the consummation of the transactions contemplated hereby until the General Survival Termination Date or the Fundamental Survival Termination Date, as applicable, except for claims for indemnification pursuant to such clauses asserted prior to the General Survival Termination Date or the Fundamental Survival Termination Date, as applicable, in accordance with Section 10.03, which claims shall survive until final resolution thereof, provided that the obligation to indemnify and hold harmless pursuant to Section 8.03(b) shall survive the consummation of the transactions contemplated hereby until sixty (60) days following the expiration of the applicable statute of limitations and the obligation to indemnify and hold harmless pursuant to Section 8.04 shall survive the consummation of the transactions contemplated hereby until the seven (7) year anniversary of the Closing, except in each case for such claims for indemnification asserted prior to such date, which claims shall survive until final resolution thereof.

Section 10.03 Claims.

(a) Any Parent Indemnified Party or Company Indemnified Party seeking indemnification under Section 10.02 (an “Indemnified Party”) shall give the Representative or Parent, as applicable (the Representative or Parent, in such capacity, the “Responsible Party”), written notice (a “Claim Notice”) of any matter which such Indemnified Party has determined has given rise to a right of indemnification under Section 10.02, promptly, but in any event within thirty (30) days of such determination, and such Claim Notice shall set forth in reasonable detail the representation(s), warranty(ies) or covenant(s) of this Agreement alleged to have been untrue or incorrect or breached, and to the extent known, the circumstances giving rise to the claimed Losses, and specify the Indemnified Party’s good faith estimate of the amount of the claimed Losses; provided that the failure to so notify shall not relieve the Responsible Party of its obligations hereunder, except to the extent that the Responsible Party is materially prejudiced by such failure. If the Responsible Party has disputed a claim for indemnification under Section 10.02 (including any Third Party Claim) or has not notified the Indemnified Party within thirty (30) days from its receipt of the Claim Notice that the Responsible Party disputes or does not dispute such claim, the Responsible Party and the Indemnified Party shall proceed in good faith to negotiate a resolution to such dispute. If the Responsible Party and the Indemnified Party cannot resolve such dispute in ninety (90) days after delivery of a Claim Notice, such dispute shall be resolved pursuant to the terms of Sections 13.10, 13.14 and 13.15.

(b) If an Action by a third party (a “Third Party Claim”) is made against any Indemnified Party, and if such Indemnified Party intends to seek indemnity with respect thereto under Section 10.02, such Indemnified Party shall promptly notify the Responsible Party of such claims; provided that the failure to so notify shall not relieve the Responsible Party of its obligations hereunder, except to the extent that the Responsible Party is materially prejudiced thereby. The Responsible Party shall have the right to assume, within twenty (20) days after receipt of such notice, the conduct and control, through counsel reasonably acceptable to the Indemnified Party at the expense of the Responsible Party, of the settlement or defense thereof, by sending notice thereof to the Indemnified Party, and the Indemnified Party shall cooperate with it in connection therewith; provided that the Responsible Party shall permit the Indemnified Party to participate in such settlement or defense through counsel chosen by such Indemnified Party; provided, further, that the fees and expenses of such counsel shall be borne by such Indemnified Party; and provided further, that the Indemnified Party shall be entitled to assume and control such defense (at the expense of the Responsible Party) in the event the Responsible Party is not timely and diligently pursuing such defense. Notwithstanding an election by the Responsible Party to assume the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate co-counsel and to participate in the defense as counsel of record, if applicable, in such action or proceeding (and the parties shall jointly control the defense), and the Responsible Party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) there exists any actual or reasonably likely conflict of interest between the Indemnified Party and the Responsible Party in connection with the defense of the Third Party Claim that would make representation by the same counsel or the counsel selected by the Responsible Party inappropriate, (ii) such Third Party Claim seeks an injunction or other equitable relief against the Indemnified Party, (iii) such Third Party Claim is related to or otherwise arises in connection with any criminal or regulatory enforcement Action, (iv) the amount at issue in the Third Party Claim exceeds the Parent Cap, where a Parent Indemnified Party is seeking indemnification, or the Company Cap, where a Company Indemnified Party is seeking indemnification, minus the sum of any amounts actually paid to all Parent Indemnified Parties or all Company Indemnified Parties, respectively, pursuant to this Article X or (v) the resolution of the Third Party Claim would reasonably be expected to affect in any material respect the operations or business of the Parent Indemnified Parties, or the Company Indemnified Parties, as applicable.

(c) The Indemnified Party shall not pay or settle any such Third Party Claim without the prior written consent of the Responsible Party. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such Third Party Claim without the consent of the Responsible Party if such Indemnified Party shall waive any right to indemnity therefor by the Responsible Party for such Third Party Claim. The Responsible Party shall not, except with the consent of the Indemnified Party, enter into any settlement of a Third Party Claim that (i) does not include as an unconditional term thereof the giving by the Person or Persons asserting such Third Party Claim to all Indemnified Parties of an unconditional release from all Liability with respect to such Third Party Claim or consent to entry of any judgment, (ii) does not involve only the payment of money damages, (iii) imposes an injunction or other equitable relief upon the Indemnified Party, (iv) includes any admission of wrongdoing or misconduct by the Indemnified Party or (v) involves the payment of money damages in excess of the remaining portion of the Holdback Amount or Escrow Amount, as applicable.

(d) Any Indemnified Party shall cooperate in all reasonable respects with the Responsible Party and its attorneys in the investigation, trial and defense of any Third Party Claim and any appeal arising therefrom and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours afforded to the Responsible Party and its agents and representatives to, and reasonable retention by the Indemnified Party of, records and information which have been identified by the Responsible Party as being reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parties shall cooperate with each other in any notifications to insurers.

Section 10.04 Limitations on Securityholder Indemnification Obligations. The rights of the Parent Indemnified Parties to indemnification pursuant to the provisions of Section 10.02 are subject to the following limitations, notwithstanding anything in this Agreement to the contrary:

(a) The Parent Indemnified Parties shall not be entitled to indemnification in respect of any individual claim (or series of related claims arising from the same or substantially related events, facts, developments or claims) for indemnifiable Losses pursuant to Section 10.02(a)(i) that are of an amount less than One Hundred Thousand Dollars ($100,000).

(b) The Parent Indemnified Parties shall not be entitled to recover Losses pursuant to Section 10.02(a)(i) until the total amount which the Parent Indemnified Parties would recover under Section 10.02(a)(i), but for this Section 10.04(b), exceeds Five Million Five Hundred Thousand Dollars ($5,500,000) (the “Parent Basket”), whereupon the Parent Indemnified Parties shall be entitled to indemnification for all such Losses including the Parent Basket, subject to the proviso in Section 10.02(a).

(c) Until the Escrow Amount is funded, the initial source of recovery in respect of any indemnification claim made by any Parent Indemnified Party pursuant to Section 10.02(a) and Section 8.03(b) shall be by set-off against any Additional Consideration. After the Escrow Amount is funded, the initial source of recovery in respect of any indemnification claim made by any Parent Indemnified Party pursuant to Section 10.02(a) and Section 8.03(b) shall be the Holdback Amount, in respect of claims made on or prior to the date of funding of the Escrow Amount, or the Escrow Amount, in respect of claims made after the date of funding of the Escrow Amount (in which event Parent and the Representative shall cause the applicable Parent Authorized Person and Representative Authorized Person, respectively, promptly to deliver to the Escrow Agent a Joint Written Direction providing for the release of the relevant funds to the applicable Parent Indemnified Parties). If the Holdback Amount and the Escrow Amount are exhausted, and until the Adjusted Earn-Out Amount, if any, payable pursuant to Section 1.07(c), has been paid, the next source of recovery in respect of any indemnification claim made by any Parent Indemnified Party pursuant to Section 10.02(a) and Section 8.03(b) shall be by set-off against any Earn-Out Amount (including the Unpaid Aditi Earn-Out Amount, if any). If the Holdback Amount and the Escrow Amount are exhausted, and following the earlier of the time that (i) the Adjusted Earn-Out Amount shall be equal to or reduced to zero, by virtue of set-off pursuant to this Section 10.04(c) or otherwise, or (ii) the Adjusted Earn-Out Amount, if any, payable pursuant to Section 1.07(c), has been paid, the sole source of recovery in respect of any indemnification claim made by any Parent Indemnified Party pursuant to Section 10.02(a) and Section 8.03(b) shall be against the Major Holders, severally, in accordance with their Pro Rata Indemnification Percentages.

(d) The amount of any Loss subject to indemnification under this Article X shall be calculated net of any insurance proceeds or any indemnity, contribution or other similar payment actually received by the indemnitee from any third party with respect thereto (net of any costs incurred in connection with such recovery), and the applicable Parent Indemnified Party claiming such Loss shall use commercially reasonable efforts to seek such payments.

(e) Each Parent Indemnified Party shall take commercially reasonable efforts to mitigate any of its Losses for which indemnification would be sought hereunder upon becoming aware of any event which would reasonably be expected to give rise thereto.

(f) For purposes of determining the amount of Losses (but not for determining breach), the representations and warranties of the Company contained in this Agreement (other than the Company’s representations and warranties in Sections 3.08(a)(iii) and 3.11(a)) shall be read without reference to the terms “material” or “Material Adverse Effect” and other similar qualifications as to materiality contained in such representations and warranties.

(g) No Parent Indemnified Party shall be entitled to indemnification pursuant to this Article X with respect to any Loss or alleged Loss to the extent such Loss or alleged Loss is actually included as a Liability in the calculation of the Debt or Net Working Capital.

(h) Notwithstanding anything contained herein to the contrary, nothing in this Section 10.04 shall limit any Person’s rights to recovery in respect of Fraud against (1) any Securityholder, other than the perpetrator of the Fraud, subject to such Securityholder’s Pro Rata Indemnification Percentage of the cap set forth in Section 10.02(a)(y), and (2) the perpetrator of the Fraud, in any respect.

Section 10.05 Limitations on Parent Indemnification Obligations. The rights of the Company Indemnified Parties to indemnification pursuant to the provisions of Section 10.02 are subject to the following limitations, notwithstanding anything in this Agreement to the contrary:

(a) The Company Indemnified Parties shall not be entitled to indemnification in respect of any individual claim (or series of related claims arising from the same or substantially related events, facts, developments or claims) for indemnifiable Losses pursuant to Section 10.02(b)(i) that are of an amount less than One Hundred Thousand Dollars ($100,000).

(b) The Company Indemnified Parties shall not be entitled to recover Losses pursuant to Section 10.02(b)(i) until the total amount which the Parent Indemnified Parties would recover under Section 10.02(b)(i) but for this Section 10.05(b), exceeds $5,500,000 (five million five hundred thousand dollars) (the “Company Basket”), whereupon the Company Indemnified Parties shall be entitled to indemnification for all such Losses including the Company Basket, subject to the proviso in Section 10.02(b).

(c) The amount of any Loss subject to indemnification under this Article X shall be calculated net of any insurance proceeds or any indemnity, contribution or other similar payment actually received by the indemnitee from any third party with respect thereto, and the applicable Company Indemnified Party claiming such Loss shall use commercially reasonable efforts to seek such payments.

(d) Each Company Indemnified Party shall take commercially reasonable efforts to mitigate any of its Losses for which indemnification would be sought hereunder upon becoming aware of any event which would reasonably be expected to give rise thereto.

(e) For purposes of determining the amount of Losses (but not for determining breach), the representations and warranties of Parent or Merger Sub contained in this Agreement shall be read without reference to the terms “material” or “Material Adverse Effect” and other similar qualifications as to materiality contained in such representations and warranties.

(f) Notwithstanding anything contained herein to the contrary, nothing in this Section 10.05 shall limit any Person’s rights to recovery in respect of Fraud against (1) any Person other than the perpetrator of the Fraud, up to an amount equal to the aggregate consideration paid to the Securityholders pursuant to this Agreement and the Rollover Agreements and (2) the perpetrator of the Fraud, in any respect.

Section 10.06 Sole and Exclusive Remedy. Other than in the case of Fraud (as provided in Section 10.04(h) and 10.05(f)) and other than with respect to Section 8.04, following the Closing the indemnification provided by this Article X and Section 8.03 shall be the sole and exclusive remedy of the Parent Indemnified Parties and the Company Indemnified Parties for any and all claims arising under, out of, or related to this Agreement, or the sale and purchase of the Company (excluding any breach of (a) any post-Closing obligations under the Merger Agreement or (b) any of the ancillary documents referred to herein, including the Rollover Agreements, the Stockholder Agreements, the Escrow Agreement, and any ancillary documents referred to in any of the foregoing, and any waivers of rights of first refusal or waivers described in Section 5.08), and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise with respect to such matters.

ARTICLE XI

TERMINATION

Section 11.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Parent and the Company;

(b) by Parent, if each of the Securityholders listed on Annex V shall not have delivered a Written Consent to the Company, with a copy concurrently to Parent, within 24 hours of the execution of this Agreement;

(c) by Parent, if any of the representations or warranties of the Company or the Representative set forth in this Agreement shall not be true and correct, or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing), in each case, such that the conditions to the Closing set forth in Section 9.02(a) or Section 9.02(b) would not be satisfied as of the Closing Date and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured within twenty (20) Business Days after written notice thereof is delivered to the Company;

(d) by the Company, if any of the representations or warranties of Parent or Merger Sub set forth in this Agreement shall not be true and correct, or if Parent or Merger Sub has failed to perform any covenant or agreement on the part of Parent or Merger Sub, respectively, set forth in this Agreement (including an obligation to consummate the Closing), in each case, such that the conditions to the Closing set forth in Section 9.03(a) or Section 9.03(b) would not be satisfied as of the Closing Date and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured within twenty (20) Business Days after written notice thereof is delivered to Parent or Merger Sub;

(e) by Parent or the Company, if the Closing shall not have been consummated on or prior to the date that is 180 days from the date hereof (such date, the “Outside Date”); provided that if on the Outside Date the conditions to closing set forth in Section 9.01(c) shall not have been satisfied but all other conditions to Closing set forth in Article IX shall have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing; provided that such conditions are reasonably capable of being satisfied), then the Outside Date shall be extended, if Parent or the Company notifies the other party in writing on or prior to the Outside Date, by an additional 90 days; provided further that a Party may not terminate this Agreement pursuant to this Section 11.01(e) if it or any of its Subsidiaries shall have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Closing on or before the Outside Date; or

(f) by either the Company or Parent, if (i) there shall be any Law that makes consummation of the Merger or the Share Exchanges pursuant to the Rollover Agreements illegal or (ii) any Governmental Entity having competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger or the Share Exchanges pursuant to the Rollover Agreements, and such Order or other action shall have become final and nonappealable.

Section 11.02 Effect of Termination.

(a) In the event this Agreement is terminated by either Parent or the Company as provided above, the provisions of this Agreement shall immediately become void and of no further force and effect (other than the last sentence of Section 5.02, this Section 11.02 and Article XII and Article XIII hereof which shall survive the termination of this Agreement (other than the provisions of Section 13.16, which shall terminate)). No termination of this Agreement shall affect the obligations contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms. Notwithstanding the foregoing, nothing in this Section 11.02 shall (i) relieve any Party for any breach occurring prior to termination of this Agreement or (ii) limit any Person’s rights to recovery following the termination of this Agreement in respect of Fraud against the perpetrator of the Fraud, in any respect.

ARTICLE XII

DEFINITIONS

Section 12.01 Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“2012 Restructuring” means the transactions consummated on March 19, 2012 pursuant to the Amended & Restated Stock Exchange Agreement between the Company, the shareholders of Teleca AB, STG III L.P. and Cay Tel 1 L.P., dated March 19, 2012, and all related restructuring transactions.

“AAR Proceeding” shall mean the Tax Proceeding in respect of the Transactions in front of the Authority for Advance Rulings (Income Tax), any Tax Proceeding with the Indian Income Tax Department to determine the amount of any Tax arising from the AAR Ruling and any appeals and follow-on Tax Proceedings relating to the AAR Ruling.

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Effective Time, using and applying the same accounting principles, practices, procedures, policies and methods, to the extent such principles, practices, procedures, policies and methods comply with GAAP, used and applied by the Group Companies (other than Aditi Technologies Private Limited) in the preparation of the 2013 audited financial statements of the Company.

“Accounts” means (a) the audited accounts of Aditi Technologies Private Limited and its Subsidiaries for the twelve- (12-) month periods ended March 31, 2013 and March 31, 2014 and (b) the audited accounts of Aditi Technologies Private Limited and its Subsidiaries for the nine-(9) month period ended September 30, 2014.

“Additional Consideration Holdback Amount” means the aggregate amount for which the Parent Indemnified Parties seek indemnification pursuant to Indemnification Notices delivered prior to the payment of the Additional Consideration.

“Aditi Acquisition” means the acquisition of capital stock of Aditi Technologies Private Limited pursuant to the Aditi Stock Purchase Agreement, as the same may be amended in compliance with the applicable provisions of this Agreement, or of such capital stock from the Missing Shareholders (as defined in the Aditi Stock Purchase Agreement) from time to time.

“Aditi Liabilities” means (a) any and all Losses of the Group Companies incurred or payable by or on behalf of any of the Group Companies in connection with or arising out of the negotiation, execution and consummation of the transactions contemplated by the Aditi Stock Purchase Agreement and (b) any amounts required to be paid pursuant to the terms and conditions of the Aditi Stock Purchase Agreement, including with respect to any earnouts, escrow amounts, purchase price for any securities and any claims and indemnification (including in connection with the compounding offences for violation of foreign exchange laws) made thereunder; provided, however, that, for the avoidance of doubt, Liabilities that are not related to the transactions contemplated by the Aditi Stock Purchase Agreement shall not constitute Aditi Liabilities.

“Aditi Stock Purchase Agreement” means the Amended and Restated Share Purchase Agreement between Symphony Teleca Corporation India Private Limited, Aditi Technologies Private Limited and the sellers party thereto, dated as of December 4, 2014.

“Adjusted EBITDA” means EBITDA of the Group Companies for the year ended December 31, 2014, plus (a) the one time, non-recurring costs set forth on Annex 12.01(a)(i), (b) non-cash charges related to the acceleration or vesting of Options or Restricted Stock Units as a result of the consummation of the transactions contemplated hereby in accordance with this Agreement (an illustrative example with respect thereto being attached at Annex 12.01(a)(ii)), (c) Transaction Expenses (excluding those set forth in clause (c) of the definition of “Transaction

Expenses”) to the extent reflected in the EBITDA of the Group Companies for the year ended December 31, 2014 and (d) the results of the operations of Summus Inc. for the period from January 1, 2014 to July 31, 2014. For the avoidance of doubt, Adjusted EBITDA shall be determined on a pro forma basis as if Aditi Technologies Private Limited was a wholly owned Subsidiary of the Company for the full 2014 calendar year.

“Affiliate” of any particular Person means any other Person directly or indirectly controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise, including, after the Closing, the Group Companies.

“Aggregate Participating Consideration” means the Base Purchase Price less the Aggregate Preference Amount less the Representative Expense Fund.

“Aggregate Preference Amount” means the sum of (i) the Total Outstanding Series A Preferred Shares multiplied by the Series A Per Share Preference, (ii) the Total Outstanding Series A-1 Preferred Shares multiplied by the Series A-1 Per Share Preference and (iii) the Total Outstanding Series B Preferred Shares multiplied by the Series B Per Share Preference.

“Antitrust Laws” means any federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.

“Award Holder Percentage” means the sum of the Optionholder Percentage and the Restricted Stock Unit Holder Percentage.

“Award Number” means the number of shares of Common Stock underlying all outstanding In-the-Money Options plus the number of shares of Common Stock underlying all outstanding Restricted Stock Units, in each case held as of the Reference Time (rounded down to the nearest whole share).

“Base Purchase Price” means (a) the product obtained by multiplying (i) 0.70, (ii) 13, and (iii) Adjusted EBITDA, plus (b) the aggregate exercise price of the First Tier In-The-Money Options, minus (c) the amount, if any, by which Net Indebtedness is greater than the Target Net Debt Amount, plus (d) the amount, if any, by which Net Indebtedness is less than the Target Net Debt Amount, plus (e) the amount, if any, by which the Net Working Capital exceeds the Target Net Working Capital Amount, minus (f) the amount, if any, by which the Net Working Capital is less than the Target Net Working Capital Amount; provided, however, that no adjustment to the Base Purchase Price pursuant to clauses (e) and (f) hereof shall be made if the absolute value of such difference is less than Five Hundred Thousand Dollars ($500,000).

“Business Day” means a day which is neither a Saturday or Sunday, nor any other day on which banking institutions in New York, New York or San Francisco, California are authorized or obligated by Law to close.

“Cash” means, with respect to the Group Companies, as of the Reference Time (but before taking into account the consummation of the transaction contemplated hereby), the cash and cash equivalents of the Group Companies as of such time calculated as the sum of (a) freely accessible cash in the accounts of the Group Companies at commercial banks, net of issued but uncleared checks and drafts of a Group Company, (b) deposits by the Group Companies in their accounts in transit, (c) petty cash, (d) (i) marketable direct obligations or securities issued by, or guaranteed by, the United States government and (ii) any amounts on deposit in the Group Companies’ money market accounts and money market mutual funds, the investments of which are substantially as described in the foregoing clause (i) and (e) the amounts set forth on Annex 12.01(b)(i). For purposes of the definition of “Net Indebtedness,” there shall be excluded from “Cash,” for each jurisdiction set forth on Annex 12.01(b)(ii), 35% of the amount of any cash and cash equivalents of the Group Companies held in such jurisdiction in excess of the amount set forth on Annex 12.01(b)(ii) for such jurisdiction.

“Cause” means, with respect to any of the Executives, a termination of the applicable Executive’s employment by the Company or its applicable Affiliate based on such Executive’s (a) commission of a crime (other than a vehicular misdemeanor), (b) intentional commission of damage to property of the Company or any of its Affiliates that causes material harm to the Company or any of its Affiliates, (c) intentional wrongful disclosure of secret processes or confidential information of the Company or any of its Affiliates that causes material harm to the Company or any of its Affiliates, (d) misconduct which materially damages or injures the Company or any of its Affiliates, or (e) gross negligence in the performance of, or the Executive’s willful failure to perform, the Executive’s duties and responsibilities.

“Certificate of Incorporation” means the Certificate of Incorporation of the Company.

“Change of Control of the Company” means (a) a direct sale or transfer of ownership of all or substantially all of the assets of the Surviving Company and its Subsidiaries (in a single transaction or series of related transactions with respect to which the assets other than the assets of the Surviving Company and its Subsidiaries are not material to the transaction taken as a whole) to any other Person that is not Parent or an Affiliate of Parent and resulting in the Surviving Company no longer being an Affiliate of Parent, (b) any direct merger or consolidation of the Group Companies with any other Person that is not Parent or an Affiliate of Parent, as a result of which the Surviving Company is no longer an Affiliate of Parent and to the extent involving any other Affiliate of Parent only if such other Affiliate is not material to the transaction as a whole or (c) a direct sale or transfer of the equity securities of the Group Companies to any other Person that is not Parent or an Affiliate of Parent and resulting in Parent and its Affiliates controlling less than fifty percent (50%) of the outstanding equity securities of the Group Companies and to the extent involving any other assets of Parent only if such other assets are not material to the transaction as a whole. Notwithstanding the foregoing, it is expressly understood and agreed that a transaction involving the business of the Group Companies that includes other assets, securities or businesses that are material to such transaction taken as a whole shall not constitute a “Change of Control.”

“Circular” means an order, instruction or direction issued under the applicable sections of the (Indian) Income Tax Act by the Central Board of Direct Taxes constituted under the (Indian) Central Boards of Revenue Act, 1963.

“Closing Option Consideration” means, with respect to each First Tier In-the-Money Option, the amount equal to the product obtained by multiplying (a) the amount by which the Per Share Participating Amount exceeds the per share exercise price of such First Tier In-the-Money Option and (b) the aggregate number of shares of Common Stock subject to such First Tier In-the-Money Option (rounded down to the nearest whole cent).

“Closing Restricted Stock Unit Consideration” means, with respect to each Restricted Stock Unit, the amount equal to the product obtained by multiplying (a) the Per Share Participating Amount by (b) the aggregate number of shares of Common Stock subject to such Restricted Stock Unit (rounded down to the nearest whole cent).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Stockholder” means a holder of Common Stock as of the Reference Time.

“Company Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and all other employee or individual independent contractor compensation and benefit plans, policies, programs, agreements or arrangements, including each stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, bonus, incentive, deferred compensation, employee loan, material fringe benefit and other benefit plan, policy, program, agreement or arrangement of any kind sponsored, maintained, contributed to or required to be contributed to by any of the Group Companies for the benefit of any current or former director, officer, employee or individual independent contractor of the Group Companies. For purposes hereof, Company Benefit Plan shall include any plan, program, policy, agreement or arrangement maintained by Aditi Technologies Private Limited and its Subsidiaries that would be a Company Benefit Plan immediately following consummation of the transactions contemplated by the Aditi Stock Purchase Agreement.

“Company Equity Plans” means the Amended and Restated 2002 Equity Incentive Plan and the 2004 Employee Stock Ownership Plan.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 3.01 (Organization and Power), Section 3.02 (Subsidiaries), Section 3.03 (Authorization; No Breach; Valid and Binding Agreement), Section 3.05 (Capitalization) and Section 3.22 (Brokerage).

“Company Indemnified Parties” means each Securityholder and its Affiliates.

“Company-Owned Intellectual Property” means any and all Intellectual Property or Intellectual Property Rights that are owned by the Group Companies.

“Company Stock” means the Common Stock and the Preferred Stock.

“Contract” means any legally binding written or oral agreement, contract, commitment, arrangement, lease, license, indenture or other similar instrument or obligation to which the party in question is a party, other than any Company Benefit Plan.

“Controlled Group Liability” means any and all Liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (e) under corresponding or similar provisions of foreign laws or regulations.

“Copyleft Materials” means any software or content subject to a Copyleft License.

“Copyleft License” means any license that requires, as a condition of use, modification or distribution of Copyleft Materials, that such Copyleft Materials, or other software or content incorporated into, derived from, used, or distributed with such Copyleft Materials: (i) in the case of software, be made available to any third party recipient in a form other than binary (e.g., source code) form, (ii) be made available to any third party recipient under terms that allow preparation of derivative works, (iii) in the case of software, be made available to any third party recipient under terms that allow software or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than to the extent any contrary restriction would be unenforceable under law), or (iv) be made available to any third party recipient at no license fee. Copyleft licenses include without limitation the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.

“Debt” means, as of any particular time with respect to any of the Group Companies, without duplication, (a) all obligations of any Group Company for borrowed money, or with respect to deposits or advances of any kind to such Group Company (excluding all intercompany indebtedness owed by any Group Company to the Company or any of its Subsidiaries), (b) all obligations of any Group Company evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of any Group Company under leases required in accordance with the Accounting Principles to be capitalized on a balance sheet of the Group Companies, (d) all unpaid obligations of any Group Company with respect to unpaid “earn-out” or similar payments, (e) obligations under letters of credit, bank guarantees, surety or performance bonds and other similar contractual obligations entered into by or on behalf of any Group Company, (f) any accrued interest, fees, premiums, penalties and other obligations relating to any indebtedness or other obligations of the type referred to in any other clause of this definition payable in connection with the repayment thereof on or prior to the Closing Date, (g) cash held pursuant to applicable Law or keepwell and similar arrangements issued by any Group Company, (h) unpaid Aditi Liabilities, (i) accrued and committed restructuring and severance expenses that have not yet been incurred, (j) obligations of any Group Company to the subtenant with respect to the termination of the Specified Subleases, (k) accrued but unpaid management incentive payments in respect of the period ended December 31, 2014, (l) any unpaid change in control, retention or transaction bonus or payment to be made to any current or former employee, director or officer of Aditi Technologies Private Limited or any of its

Subsidiaries at or after the closing contemplated under the Aditi Stock Purchase Agreement that become payable as a result of the execution of the Aditi Stock Purchase Agreement or the consummation of the transactions contemplated thereby, including the employer portion of any payroll Taxes associated therewith, (m) unpaid Transaction Expenses, (n) liabilities for accrued Taxes (but not any deferred Tax liabilities) and (o) any obligations to guarantee in any manner any of the foregoing types of obligations on behalf of any other Person. Notwithstanding the foregoing, “Debt” shall not include any intercompany indebtedness among the Group Companies. For purposes of Article I, Debt shall mean “Debt,” as defined above, outstanding as of the Reference Time (but before taking into account the consummation of the transactions contemplated hereby, including, for the avoidance of doubt, the payment of Debt in accordance with Section 2.02(d)).

“Disability” means, with respect to an Executive, such Executive’s inability to perform the Executive’s duties and responsibilities by reason of illness or incapacity for a total of 30 days.

“Earn-Out Amount” means the (a) product obtained by multiplying (i) the 2015 Revenue by (ii) 0.30 and by (iii) 2.15.

“Earn-Out Holdback Amount” means the aggregate amount for which the Parent Indemnified Parties seek indemnification pursuant to Indemnification Notices prior to the date the Adjusted Earn-Out Amount (other than the Unpaid Aditi Earn-Out, if any) is paid to the extent such amounts are not included in the Additional Consideration Holdback Amount.

“EBITDA” means net income determined in accordance with the Accounting Principles, plus (a) interest, (b) taxes, (c) depreciation and (d) amortization (including loan amortization fees).

“Environmental Laws” means all applicable Laws (which for this purpose shall include all applicable common law) concerning pollution, contamination or protection of the environment, including without limitation the Comprehensive Environmental Response, Compensation, and Liability Act and Resource Conservation and Recovery Act and other Laws relating to emissions, discharges, releases, or threatened releases or migration of Hazardous Substances into, on, under or above ambient air, surface water, groundwater or lands or otherwise relating to the manufacture, generation, processing, distribution, use, treatment, storage, removal, disposal, transport, handling or remediation of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Escrow Agent” means U.S. Bank, National Association.

“Escrow Amount” means Thirty One Million Two Hundred Thousand Dollars ($31,200,000).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Taxes” means any liability, obligation or commitment, whether or not accrued, assessed or currently due and payable, for (a) any Taxes imposed on or payable by or with respect to the Company or any of its Subsidiaries (other than Transfer Taxes) for any Pre-Closing Period, (b) any Taxes of any Company stockholder or any of its Affiliates (other than the Company) for any period, (c) any Taxes for which the Company or any of its Subsidiaries is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) by reason of such entity having been a member of any consolidated, combined, unitary, or affiliated Tax group at any time prior to the Closing, as a transferee or successor, by contract (in the case of Taxes for a Post-Closing Period, other than any contract entered into in the ordinary course of business the principal subject matter of which is not Taxes) entered into at or prior to the Closing, or otherwise, (d) any obligation or other Liability of the Company or any of its Subsidiaries to indemnify any other Person in respect of or relating to Taxes or to pay an amount pursuant to any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than any agreement the principal subject matter of which is not Taxes) entered into at or prior to the Closing, (e) any Taxes (other than Stockholder Taxes) imposed as a result of the Merger, the transfer of the Common Stock and the Preferred Stock, or any transaction occurring at or prior to the Closing (in each case, whether imposed by withholding or otherwise and whether calculated by reference to transfer price, net gain or otherwise), (f) any Taxes arising out of, attributable to, relating to or resulting from the failure of any of the representations or warranties made by the Company in this Agreement (disregarding any qualification on any such representation or warranty as to materiality or Material Adverse Effect and disregarding any exception to any such representation or warranty contained in the Disclosure Schedule) to be true and correct on the date hereof and at and as of the Closing Date or the failure of the certificates delivered pursuant to Section 2.02(g)(iii) to be true and correct at and as of the Closing Date, (g) any Taxes arising out of, attributable to, relating to or resulting from any breach by the Company of any of its covenants or agreements contained herein, and any breach by the Representative of any of its covenants or agreements contained herein (disregarding any qualification on any such covenant as to materiality and disregarding any exception to any such covenant contained in the Disclosure Schedules), (h) any Transfer Taxes for which the Securityholders are responsible pursuant to Section 8.03(g), and (i) in the case of any Straddle Period of any Subsidiary of the Company, any Taxes arising out of amounts includible by Parent (or any of its Affiliates) or any of the other Subsidiaries of the Company under Section 951 of the Code to the extent attributable to the Pre-Closing Period portion of such Straddle Period.

“Executives” means, collectively, Sanjay Dhawan, Pradeep Chaudhry, and Pradeep Rathinam.

“Existing Credit Agreement” means that certain Credit Agreement, dated as of August 7, 2014, among the Company, Symphony Services, Inc., Royal Bank of Canada, as administrative agent and collateral agent, and each lender from time to time party thereto.

“First Tier Award Holder Percentage” means the sum of the First Tier Optionholder Percentage and the Restricted Stock Unit Holder Percentage.

“First Tier Award Number” means the number of shares of Common Stock underlying all outstanding First Tier In-the-Money Options plus the number of shares of Common Stock underlying all outstanding Restricted Stock Units, in each case held as of the Reference Time (rounded down to the nearest whole share).

“First Tier In-the-Money Option” shall mean an Option (whether or not vested as of immediately prior to the Effective Time) with a per share exercise price that is less than the Per Share Participating Amount, determined as of immediately prior to the Reference Time (and calculated based on the Estimated Base Purchase Price Statement); provided that no Option with a specified per share exercise price shall be a First Tier In-the-Money Option unless all Options with the same or lesser per share exercise price are First Tier In-the-Money Options.

“First Tier Option Consideration” means, for each First Tier In-the-Money Option, the amount equal to the sum of (a) the Closing Option Consideration with respect to such First Tier In-the-Money Option and (b) the product obtained by multiplying (i) the sum of (A) the Per Share Additional Consideration, if any (subject to reduction in respect of the Reduction Amount and the Second Tier Aggregate Catch -Up Option Consideration), and (B) the Per Share Adjusted Earn-Out Amount, if any (subject to reduction in respect of the Earn-Out Holdback Amount and the Unpaid Aditi Earn-Out Holdback Amount, if any), by (ii) the aggregate number of shares of Common Stock subject to such First Tier In-the-Money Option (rounded down to the nearest whole cent).

“First Tier Optionholder Percentage” means the amount, expressed as a percentage, equal to the quotient obtained by dividing (a) the number of shares of Common Stock underlying any First Tier In-the-Money Options held as of the Reference Time by (b) the Fully Diluted Shares.

“First Tier Pro Rata Award Percentage” means, with respect to an Optionholder and/or Restricted Stock Unit Holder, the quotient (expressed as a percentage) obtained by dividing (a) the number of shares of Common Stock underlying outstanding First Tier In-the-Money Options held by such Securityholder plus the number of shares of Common Stock underlying outstanding Restricted Stock Units held by such Securityholder, in each case as of the Reference Time, by (b) the First Tier Award Number.

“Floor Adjustment Amount” means the product of (a) 0.3 multiplied by (b) thirteen (13) multiplied by (c) the Actual Adjusted EBITDA.

“Foreign Benefit Plan” means any Company Benefit Plan that is subject to the laws of any jurisdiction outside of the United States.

“Fraud” means fraud under Delaware law.

“Fully Diluted Aditi Shares” means the number of outstanding shares of capital stock of Aditi Technologies Private Limited on a “Fully Diluted Basis” (as defined in the Aditi Stock Purchase Agreement).

“Fully Diluted Shares” (a) when calculating Per Share Participating Amount, Closing Option Consideration, Closing Restricted Stock Unit Consideration, Non-Rollover Stockholder Percentage, the Rollover Stockholder Percentage, the First Tier Award Holder Percentage and the Per Share Additional Consideration means the sum of (i) the aggregate number of shares of Common Stock outstanding as of the Reference Time, (ii) the number of shares of Common Stock underlying any First Tier In-the-Money Options as of the Reference Time, (iii) the number of shares of Common Stock underlying any Restricted Stock Units as of the Reference Time, and (iv) the number of shares of Common Stock issuable upon the conversion of the Preferred Stock in accordance with Article IV.B.4 of the Certificate of Incorporation as of the Reference Time (rounded down to the nearest whole share) and (b) otherwise means the sum of (i) the amount specified in the foregoing clause (a) plus (ii) the number of shares of Common Stock underlying any Second Tier In-the-Money Options held as of the Reference Time.

“GAAP” means United States generally accepted accounting principles. With respect to the computations pursuant to Section 1.06, GAAP shall be as in effect as of the Reference Time.

“Good Reason” means, with respect to any of the Executives, a termination of the applicable Executive’s employment by such Executive that follows the occurrence of any of the following events: (a) an involuntary relocation that increases the Executive’s commute by more than 50 miles, (b) a material diminution in the Executive’s base salary (other than pursuant to across-the-board reductions that apply uniformly to similarly situated employees generally), (c) a material diminution in the Executive’s overall compensation opportunity (other than pursuant to across-the-board reductions that apply uniformly to similarly situated employees generally), or (d) a material reduction in the Executive’s authority or position with the Company. Notwithstanding the foregoing, a termination of employment by the Executive shall be deemed to be for Good Reason hereunder only if the Executive provides written notice to the Company of the existence of one or more of the conditions described above within 90 days following the Executive’s knowledge of the initial existence of such condition, the Company fails to cure such condition during the 30-day period (the “Cure Period”) following its receipt of such notice, and the Executive terminates employment within 30 days following the conclusion of the Cure Period. For clarity, Good Reason shall not exist due to a diminution or reduction occurring solely as a result of the occurrence of the Merger or due to a relocation, diminution or reduction agreed to by the applicable Executive in an offer letter, employment agreement or similar agreement between the Executive and Parent or its applicable Affiliate.

“Governmental Entity” means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.

“Group Company(ies)” means the Company and each of its Subsidiaries.

“Guarantor Group Company(ies)” means the Company and each other Group Company organized under (i) the laws of the United States, any State thereof, the District of Columbia or any of the territories or possessions of the United States or any political subdivision thereof or (ii) the laws of Germany.

“Hazardous Substance” means any substance, material or waste that is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum or any petroleum-based products or constituents, radon gas, microbiological contamination or related materials or any other substance, material, pollutants, contaminants or waste that is defined, classified, listed or regulated under any Environmental Law.

“Holdback Amount” means the sum of the Additional Consideration Holdback Amount, the Earn-Out Holdback Amount and the Unpaid Aditi Earn-Out Holdback Amount.

“Income Tax Rules” means the rules promulgated under the (Indian) Income Tax Act by the Central Board of Direct Taxes.

“Indemnification Notice” means a Claim Notice or a written notice of a claim pursuant to Section 8.03(b) or Section 8.04.

“India GAAP” means the generally accepted accounting principles in India.

“(Indian) Income Tax Act” means the Income Tax Act 1961 as amended from time to time.

“Indian Tax Advisor” means any of Soli Dastur, S Ganesh, Harish Salve, or Arvind Datar selected by the Representative subject, in the event the Indian Tax Advisor selected by the Representative has suffered a material adverse change with respect to its qualifications after the Closing or other facts have arisen that would reasonably call into question the ability of such Indian Tax Advisor to be impartial, to the consent of Parent.

“Intellectual Property” means (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), patent disclosures, trade secrets and other confidential and proprietary information (including ideas, formulas, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists) (“Proprietary Information”) (ii) trademarks, service marks, trade dress, trade names, logos, and domain names together with all of the goodwill associated therewith (“Trademarks”), (iii) works of authorship, or other material subject to copyright or similar authorship rights, including software, documentation, textual materials, audiovisual materials, artwork, logos and designs.

“Intellectual Property Rights” means all U.S. and other domestic and foreign rights in Intellectual Property including (a) patents (including design patents) and patent applications, together with reissues, continuations, continuations-in-part, revisions, divisional, substitutions, extensions and reexaminations thereof, (b) Trademarks and all registrations and applications in connection therewith, (c) copyrights, copyright registrations and applications, (d) Proprietary Information, (e) rights of publicity, (f) moral rights and rights of attribution and integrity and (g) rights to pursue, recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing, in each case, to the extent protectable by applicable Law.

“In-the-Money Option” means a First Tier In-the-Money Option or a Second Tier In-the-Money Option.

“Joint Written Direction” has the meaning given such term in the Escrow Agreement.

“knowledge of the Company” and “the Company’s knowledge” mean the actual knowledge of the following individuals as of the applicable date, assuming inquiry by such individual of such individual’s direct reports: Sanjay Dhawan, Pradeep Rathinam, Pradeep Chaudhry and Thomas Murphy.

“knowledge of Parent” and “Parent’s knowledge” mean the actual knowledge of the following individuals as of the applicable date, assuming inquiry by such individual of such individual’s direct reports: Todd A. Suko, Sandra E. Rowland and Charles Owen.

“Law” means any law, statute, rule, regulation, judgment, injunction, Order, decree or other restriction of any Governmental Entity.

“Liabilities” means all indebtedness, debts, claims, obligations and other liabilities of a Person, whether known, unknown, accrued, absolute, direct or indirect, contingent or otherwise, whether due or to become due.

“Liens” means liens, security interests, charges or encumbrances.

“Loss” means any damage, penalty, fine, cost, amount paid in settlement, Liability, Tax, loss, interest, expense and fees including court costs and reasonable and documented attorneys’ and other professionals’ fees and expenses.

“Major Holder” means each of the Securityholders listed on Annex VI.

“Material Adverse Effect” means any fact, circumstance, development, event, condition, damage, loss, occurrence or change that (a) has, or would be reasonably expected to have, either individually or in the aggregate with all other facts, circumstances, developments, events, conditions, damages, losses, occurrences or changes, a material adverse effect on the business, properties, assets, liabilities, financial condition or results of operation of the Group Companies, taken as a whole, but excluding, for purposes of this clause (a) in each case any such fact, circumstance, development, event, condition, damage, loss, occurrence or change resulting or arising from: (i) any change, after the date hereof, in GAAP or applicable Law (other than any change in Tax Law) or the application or interpretation thereof, (ii) any change in general economic conditions in the industries or markets in which the Group Companies operate or affecting United States or foreign economies in general, (iii) acts of war (whether declared or not declared) or terrorism, or the escalation thereof, (iv) general business, economic or political conditions (or changes therein), (v) events, circumstances, changes or effects attributable to the consummation of the Transactions, or the announcement of the execution of, this Agreement, (vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, weather conditions, explosions or fires or other force majeure events, (vii) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period and (viii) any event, circumstance, change or effect that results from any actions taken or not taken pursuant to this Agreement or at the express written request of Parent; except, that facts, circumstances, developments, events, conditions, damages, losses, occurrences or changes set forth in the foregoing clauses (i) – (iv) and (vi) may be taken into account in determining whether there has been or is a Material Adverse Effect to the extent such facts, circumstances, developments, events, conditions, damages, losses, occurrences or changes have a disproportionate adverse effect on the Group Companies, taken as a whole, relative to the other Persons in the industries and markets in which the Group Companies operate (but only with respect to such disproportionate amount); or (b) individually or in the aggregate, materially impairs or materially delays or would reasonably be expected to materially impair or materially delay the ability of the Company to consummate the transactions contemplated hereby.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

“Net Indebtedness” means, without duplication, the amount, which may be a positive or negative number, equal to (a) the Debt less (b) the Cash.

“Net Working Capital” means, without duplication, an amount (which amount may be a positive or negative number) equal to (a) all current assets of the Group Companies as of the Reference Time, minus (b) all current Liabilities of the Group Companies as of the Reference Time, in each case, as calculated in the manner set forth on Annex 12.01(c); provided, that “current assets” shall exclude: all Cash, all Tax assets, and advances to employees for the exercise of stock options as of such time and “current liabilities” shall exclude all Debt, all Tax liabilities, all deferred customer incentives as of such time and all accruals with respect to management bonuses as of such time. For purposes of the foregoing, in no event shall current assets of the Group Companies as of the Reference Time include any items treated (when calculating Net Indebtedness) as Cash pursuant to clause (e) of the definition thereof.

“Non-Resident Capital Gain Tax” means any Taxes imposed on a non-resident of the Taxing jurisdiction (whether imposed by withholding or otherwise and whether calculated by reference to transfer price, net gain or otherwise).

“Non-Rollover Stockholder Percentage” means (a) the Stockholder Percentage less (b) the Rollover Stockholder Percentage.

“Notification” means a Notification issued by the Central Board of Direct Taxes constituted under the (Indian) Central Boards of Revenue Act, 1963 on behalf of the Central Government under the applicable sections of the (Indian) Income Tax.

“Open Source Materials” means any software or content subject to an Open Source License.

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including but not limited to any license approved by the Open Source Initiative, or any Creative Commons License. For avoidance of doubt, Open Source Licenses include Copyleft Licenses.

“Option” means an outstanding and unexercised stock option or warrant to purchase shares of Common Stock granted under the Company Equity Plans.

“Optionholder” means a holder of First Tier In-the-Money Options or Second Tier In-the-Money Options.

“Optionholder Percentage” means the amount, expressed as a percentage, equal to the quotient obtained by dividing (a) the number of shares of Common Stock underlying any In-the-Money Options held as of the Reference Time by (b) the Fully Diluted Shares.

“Organizational Documents” means the Bylaws of the Company, as amended through the date hereof, and the Certificate of Incorporation.

“Original Issue Price” means, with respect to a share of Preferred Stock, the “Original Issue Price” with respect to such share of Preferred Stock pursuant to Article IV.B.I.e. of the Certificate of Incorporation.

“Parent Authorized Person” has the meaning given such term in the Escrow Agreement.

“Parent Fundamental Representations” means the representations and warranties of Parent set forth in Sections 4.01 (Organization and Power) and 4.02 (Authorization).

“Parent Material Adverse Effect” means any fact, circumstance, development, event, condition, damage, loss, occurrence or change that, individually or in the aggregate, materially impairs or materially delays or would reasonably be expected to materially impair or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

“Parent Stock Plans” means any stock-or equity-based plans under which Parent may issue equity-based awards to directors, officers, employees or consultants of Parent and its Subsidiaries.

“Per Share Additional Consideration” means the amount equal to the quotient obtained by dividing (a) the Additional Consideration by (b) the Fully Diluted Shares (rounded down to the nearest whole cent).

“Per Share Adjusted Earn-Out Amount” means the amount equal to the quotient obtained by dividing (a) the Adjusted Earn-Out Amount by (b) the Fully Diluted Shares (rounded down to the nearest whole cent).

“Per Share Participating Amount” means the amount equal to the quotient obtained by dividing (a) the Aggregate Participating Consideration by (b) the Fully Diluted Shares (rounded down to the nearest whole cent).

“Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Group Companies and for which appropriate reserves have been established in accordance with GAAP in the Latest Balance Sheet; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for immaterial amounts which are not delinquent and for which adequate reserves are maintained on the financial statements of the Company in accordance with GAAP consistently applied; (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over the Leased Real Property which are not violated by the current use and operation of the Leased Real Property; (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property which do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used in connection with the Group Companies’ and their Subsidiaries’ businesses; (v) public roads and highways; (vi) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; and (vii) purchase money Liens and Liens securing rental payments under capital lease arrangements.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a Governmental Entity or any department, agency or political subdivision thereof or any other organization or entity of any kind.

“Post-Closing Period” means any taxable period (or portion thereof as determined pursuant to Section 8.03(b)) beginning after the Closing Date.

“Pre-Closing Period” means any taxable period (or portion thereof as determined pursuant to Section 8.03(b)) ending on or prior to the Closing Date.

“Preferred Share Common Equivalent” means, with respect to a share of Preferred Stock, the number of shares of Common Stock into which such share of Preferred Stock would be convertible as of immediately prior to the Reference Time in accordance with Article IV.B.4 of the Certificate of Incorporation.

“Preferred Stock” means the Series A Preferred Stock, Series A-1 Preferred Stock, Series B-1 Preferred Stock and Series B-2 Preferred Stock.

“Preferred Stockholder” means a holder of Series A Preferred Stock, Series A-1 Preferred Stock, Series B-1 Preferred Stock or Series B-2 Preferred Stock, in each case as of the Reference Time.

“Privilege Assets” means (i) any attorney-client privilege of the Company and its Subsidiaries, the Securityholders (in their capacities as such) or the Representative as of the Reference Time, in each case, to the extent pertaining to the Merger and the Transactions (for the avoidance of doubt, not including the acquisition of Aditi Technologies Private Limited), and (ii) all emails, correspondence, invoices, recordings, and other documents or files, evidencing or reflecting communications between the Company and its Subsidiaries, the Securityholders (in

their capacities as such) or the Representative, on the one hand, and Shearman or Orrick, Herrington & Sutcliffe LLP, on the other hand, to the extent pertaining to the Merger and the Transactions (for the avoidance of doubt, not including the acquisition of Aditi Technologies Private Limited) and as to which there exists any attorney-client privilege of the Company and its Subsidiaries as of the Reference Time.

“Pro Rata Award Percentage” means, with respect to an Optionholder and/or Restricted Stock Unit Holder, the quotient (expressed as a percentage) obtained by dividing (a) the number of shares of Common Stock underlying outstanding In-the-Money Options held by such Securityholder plus the number of shares of Common Stock underlying outstanding Restricted Stock Units held by such Securityholder, in each case held as of the Reference Time, by (b) the Fully Diluted Shares.

“Pro Rata Indemnification Percentage” means (a) with respect to claims for indemnification to be satisfied against the Holdback Amount, the Escrow Amount, the Stockholder Tax Holdback Amount or the Stockholder Tax Special Fund, each such Securityholder’s Pro Rata Percentage, or (b) with respect to claims for indemnification to be satisfied against the Major Holders, the percentage set forth across from such Major Holder’s name on Annex 12.01(d) and zero percent (0%) with respect to all other Securityholders.

“Pro Rata Percentage” means, with respect to any Securityholder, the quotient (expressed as a percentage) obtained by dividing (a) the sum of (i) the number of shares of Common Stock held by such Securityholder as of the Reference Time, (ii) the number of shares of Common Stock underlying any In-the-Money Options held by such Securityholder as of the Reference Time, (iii) the number of shares of Common Stock underlying any Restricted Stock Units held by such Securityholder as of the Reference Time, and (iv) the number of shares of Common Stock issuable upon the conversion of any shares of Preferred Stock held by such Securityholder in accordance with Article IV.B.4 of the Company Certificate of Incorporation as of the Reference Time by (b) the Fully Diluted Shares.

“Pro Rata Non-Rollover Stock Percentage” means, with respect to any Securityholder, the quotient (expressed as a percentage) obtained by dividing (a) the sum of (i) the number of shares of Common Stock (other than Rollover Shares) held by such Securityholder as of the Reference Time and (ii) the number of shares of Common Stock issuable upon the conversion of any shares of Preferred Stock (other than Rollover Shares) held by such Securityholder in accordance with Article IV.B.4 of the Company Certificate of Incorporation as of the Reference Time by (b) the Fully Diluted Shares, plus the Award Number, plus the Rollover Shares Diluted Number.

“Pro Rata Rollover Stock Percentage” means, with respect to any Securityholder, the quotient (expressed as a percentage) obtained by dividing (a) the sum of (i) the number of shares of Common Stock that are Rollover Shares held by such Securityholder as of the Reference Time and (ii) the number of shares of Common Stock issuable upon the conversion of any shares of Preferred Stock that are Rollover Shares held by such Securityholder in accordance with Article IV.B.4 of the Company Certificate of Incorporation as of the Reference Time by (b) the Rollover Shares Diluted Number.

“Pro Rata Stock Percentage” means, with respect to any Securityholder, the quotient (expressed as a percentage) obtained by dividing (a) the sum of (i) the number of shares of Common Stock held by such Securityholder as of the Reference Time and (ii) the number of shares of Common Stock issuable upon the conversion of any shares of Preferred Stock held by such Securityholder in accordance with Article IV.B.4 of the Company Certificate of Incorporation as of the Reference Time by (b) the Fully Diluted Shares.

“Product” means all products and services (including products and services for which development is ongoing) manufactured, delivered, made commercially available, marketed, distributed, supported, sold, offered for sale, imported or exported for resale, or licensed out by, for or on behalf of any Group Company.

“Property Taxes” means real, personal and intangible ad valorem property taxes.

“Reduction Amount” means the sum of the Additional Consideration Holdback Amount, the Escrow Amount, the Stockholder Tax Holdback Amount and the Stockholder Tax Special Fund.

“Reference Time” means immediately prior to the consummation of the Share Exchanges.

“Representative Authorized Person” has the meaning given such term in the Escrow Agreement.

“Restricted Stock Unit” means an outstanding restricted stock unit in respect of Common Stock granted under the Company Equity Plans.

“Restricted Stock Unit Consideration” means, for each Restricted Stock Unit, the amount equal to the sum of (a) the Closing Restricted Stock Unit Consideration and (b) the product obtained by multiplying (i) the sum of (A) the Per Share Additional Consideration, if any (subject to reduction in respect of the Reduction Amount and the Second Tier Aggregate Catch-Up Option Consideration, if any), and (B) the Per Share Adjusted Earn-Out Amount, if any (subject to reduction in respect of the Earn-Out Holdback Amount and the Unpaid Aditi Earn-Out Holdback Amount, if any), by (ii) the aggregate number of shares of Common Stock subject to such Restricted Stock Unit (rounded down to the nearest whole cent).

“Restricted Stock Unit Holder” means a holder of Restricted Stock Units.

“Restricted Stock Unit Holder Percentage” means the amount, expressed as a percentage, equal to the quotient obtained by dividing (a) the number of shares of Common Stock underlying any Restricted Stock Units as of the Reference Time by (b) the Fully Diluted Shares.

“Revenue” means, for the sole purpose of determining the 2015 Revenue, revenue of the Group Companies determined in accordance with GAAP as in effect at the date of the Effective Time using and applying the same accounting principles, practices, procedures, policies and methods used and applied by the Company and in effect at the Effective Time, to the extent such principles, practices, procedures, policies and methods comply with GAAP, with the following exceptions: (a) any internal development work performed by a Group Company for Parent or a Subsidiary of Parent will be recognized for purposes of determining 2015 Revenue at billing rates resulting in a Gross Margin 1 (“Gross Margin 1” is defined as revenue less direct cost attributable to a project including direct compensation cost of the employees on the project, allocated space cost, direct and allocated portion of IT infrastructure cost (including communication expenses), specific hardware and software cost incurred in respect of the project, travel cost incurred and expenses of similar nature directly incurred in respect of the project and shall be interpreted consistent with past practice of the Group Companies) of 30%, (b) services provided by Parent or any Subsidiary of Parent to third party customers, including Symphony Technology Group portfolio companies, to the extent performed by the Group Companies will be recognized for purposes of determining 2015 Revenue on the same financial terms, including gross margin, provided for in the relevant agreement between the third party and the Parent contracting party, whether such contracting party is the Company, Parent or another Subsidiary of Parent, and (c) if, pursuant to a new agreement entered into after the Effective Date, services provided by any Group Company are bundled with products or services provided by Parent or another Subsidiary of Parent (other than a Group Company), then the revenue recognized with respect to such services provided by the Group Company for purposes of determining 2015 Revenue shall be such amount of revenue as would provide the Group Company with a Gross Margin 1 of 30%.

“Rollover Shares” means the shares of Company Stock to be exchanged for Parent Common Stock pursuant to the Rollover Agreements.

“Rollover Shares Diluted Number” means the sum of (a) the aggregate number of shares of Common Stock outstanding as of the Reference Time that are Rollover Shares, plus (b) the aggregate number of shares of Common Stock issuable, in accordance with Article IV.B.4 of the Certificate of Incorporation as of the Reference Time (rounded down to the nearest whole share), upon the conversion of the shares of Preferred Stock that are Rollover Shares.

“Rollover Stockholder Percentage” means the quotient, expressed as a percentage, of (a) the Rollover Shares Diluted Number divided by (b) the Fully Diluted Shares.

“Second Tier Aggregate Catch-Up Option Consideration” means the aggregate of the Second Tier Option Catch-Up Consideration with respect to all Second Tier In-the-Money Options.

“Second Tier In-the-Money Option” means an Option, other than a First Tier In-the-Money Option, with a per share exercise price that is less than the Second Tier Option Per Share Gross Amount; provided that no Option with a specified per share exercise price shall be a Second Tier In-the-Money Option unless all Options with the same or lesser per share exercise price are Second Tier In-the-Money Options.

“Second Tier Option Catch-Up Consideration” means, with respect to each Second Tier In-the-Money Option, the amount equal to the product obtained by multiplying (a) the amount by which the Second Tier Option Per Share Gross Amount exceeds the per share exercise price of such Second Tier In-the-Money Option and (b) the aggregate number of shares of Common Stock subject to such Second Tier In-the-Money Option (rounded down to the nearest whole cent).

“Second Tier Option Consideration” means, for each Second Tier In-the-Money Option, the amount equal to the sum of (a) the Second Tier Option Catch-Up Consideration with respect to such Second Tier In-the-Money Option and (b) the product obtained by multiplying (i) the Per Share Adjusted Earn-Out Amount, if any (subject to reduction in respect of the Earn-Out Holdback Amount and the Unpaid Aditi Earn-Out Holdback Amount, if any), by (ii) the aggregate number of shares of Common Stock subject to such Second Tier In-the-Money Option (rounded down to the nearest whole cent).

“Second Tier Option Per Share Gross Amount” means the quotient of (a) (i) the Final Base Purchase Price plus (ii) the Floor Adjustment Amount plus (iii) the aggregate exercise price of any Second Tier In-The-Money Options less (iv) the sum of the Aggregate Preference Amount and the Reduction Amount, divided by (b) the Fully Diluted Shares.

“SEC” means the Securities and Exchange Commission.

“Securityholder” means a Common Stockholder, a Preferred Stockholder, an Optionholder or a Restricted Stock Unit Holder.

“Series A Per Share Amount” means an amount equal to the sum of (i) the Series A Per Share Preference plus (ii) the product of (a) the Per Share Participating Amount, multiplied by (b) the Preferred Share Common Equivalent of Series A Preferred Stock.

“Series A Per Share Preference” means the Original Issue Price with respect to a share of Series A Preferred Stock plus all accrued and unpaid dividends with respect to a share of Series A Preferred Stock as of the Closing Date.

“Series A-1 Per Share Amount” means an amount equal to the sum of (i) the Series A-1 Per Share Preference, plus (ii) the product of (a) the Per Share Participating Amount, multiplied by (b) the Preferred Share Common Equivalent of Series A-1 Preferred Stock.

“Series A-1 Per Share Preference” means the Original Issue Price with respect to a share of Series A-1 Preferred Stock plus all accrued and unpaid dividends with respect to a share of Series A-1 Preferred Stock as of the Closing Date.

“Series B Per Share Amount” means an amount equal to the sum of (i) the Series B Per Share Preference plus (ii) the product of (a) the Per Share Participating Amount, multiplied by (b) the Preferred Share Common Equivalent of Series B Preferred Stock.

“Series B Per Share Preference” means the Original Issue Price with respect to a share of Series B Preferred Stock plus all accrued and unpaid dividends with respect to a share of Series B Preferred Stock as of the Closing Date.

“Share Exchanges” means collectively the exchanges of shares of Parent Common Stock for Company Stock pursuant to the Rollover Agreements.

“Source Code” means, the preferred form for making modifications to software, including any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company-Owned Intellectual Property or Product.

“Specified Disqualified Individuals” means Sanjay Dhawan, Sandeep Kalra, Satheesh Kumar, and Pradeep Rathinam.

“Specified Subleases” means (a) the Sub-Lease Deed by Symphony Services Coproration (India) Private Limited in favour of Tangoe India Softek Services Private Limited, dated August 8, 2012, (b) Sublease by Aditi Technologies Pvt. Ltd. to Jurimatrix Services India Pvt Ltd (Clutch Group) from November 2012 for a period of 3 years, and (c) Sublease by Aditi Technologies Pvt Ltd to Aditi Staffing and, in each case, any amendment, addendum, or schedules thereto.

“Stockholder Percentage” means the amount, expressed as a percentage, equal to one minus the sum of (a) the Optionholder Percentage and (b) the Restricted Stock Unit Holder Percentage.

“Stockholder Taxes” means (a) any Non-Resident Capital Gain Taxes imposed as a result of the Merger, the Transactions, the transfer of the Common Stock or the Preferred Stock contemplated hereby or by the Rollover Agreements, the 2012 Restructuring or the Aditi Acquisition and (b) one half of any reasonable out-of-pocket costs and expenses, including reasonable and documented out-of pocket legal fees and expenses, of Parent incurred after the Closing Date and resulting from, relating to or arising out of or in connection with any item in clause (a).

“Stockholder Tax Holdback Amount” means an amount equal to (a) Forty-Two Million Dollars ($42,000,000) plus (b) an amount equal to the excess, if any, of (i) the aggregate amount for which the Parent Indemnified Parties seek indemnification pursuant to Section 8.04 prior to the payment of the Additional Consideration over (ii) $63,000,000.

“Stockholder Tax Special Fund” means Twenty-One Million Dollars ($21,000,000).

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, (a) any corporation of which a majority of the total voting power of shares of stock entitled to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) any limited liability company, partnership, association or other entity of which a majority of the partnership or other ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this Agreement (other than Section 3.06(a) and (b) and Sections 3.08(a)(i) and (ii)), Aditi Technologies Private Limited shall be considered a Subsidiary of the Company.

“Takeover Law” means any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws of any jurisdiction or other applicable Laws that purport to limit or restrict business combinations or the ability to limit or restrict business combinations or the ability to acquire or to vote shares.

“Target Net Debt Amount” means Zero Dollars ($0).

“Target Net Working Capital Amount” means Forty-Eight Million Dollars ($48,000,000).

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, severance, stamp, occupation, premium, windfall profit, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, escheat, or other tax, levy, fee, impost, duty or assessment of any kind whatsoever, and any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Claim” means a suit, action or proceeding (including Tax audits) in respect of Taxes.

“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax.

“Teleca Share Exchange” has the meaning set forth in the Disclosure Schedules.

“Teleca Stock Exchange Agreement” means that certain Amended and Restated Stock Exchange Agreement, dated as of March 19, 2012, by and among Symphony Teleca Corporation (as assignee of Symphony Service Corp.), certain shareholders of Teleca AB, STG III L.P. and Cay Tel 1 L.P.

“Total Outstanding Series A Preferred Shares” means the aggregate number of shares of Series A Preferred Stock issued and outstanding at the Reference Time.

“Total Outstanding Series A-1 Preferred Shares” means the aggregate number of shares of Series A Preferred Stock issued and outstanding at the Reference Time.

“Total Outstanding Series B Preferred Shares” means the aggregate number of shares of Series B Preferred Stock issued and outstanding at the Reference Time.

“Transaction Expenses” means (a) all fees, costs and expenses of the Group Companies incurred or payable by or on behalf of any of the Group Companies (and not paid prior to the Effective Time) in connection with or arising out of the negotiation, execution and consummation of this Agreement and any other Contracts or documents relating hereto and the Transactions, including those of professionals or other service providers (including investment bankers, attorneys, accountants, the Representative and other consultants and advisors) retained by or on behalf of any Group Company in connection with the negotiation, execution and consummation of this Agreement and any other Contracts or documents relating hereto and the Transactions, and (b) any change in control, retention or transaction bonus or payment to be made to any current or former employee, director or officer of any of the Group Companies at or after the Closing that becomes payable as a result of the execution of this Agreement or related Contracts or documents or the consummation of the transactions contemplated hereby and the employer portion of any payroll Taxes associated therewith, and (c) premiums and other expenses, fees and other Liabilities associated with the “tail” insurance policy described in Section 5.11, provided, for the avoidance of doubt “Transaction Expenses” shall not include any Aditi Liabilities.

“Unpaid Aditi Earn-Out Amount” for any date, means an amount of cash equal to the product of (i) the Unpaid Aditi Earn-Out multiplied by (ii) the quotient of (A) the number of additional Fully Diluted Aditi Shares for which record and beneficial ownership has been acquired since the last Unpaid Aditi Earn-Out Payment divided by (B) the number of Missing Aditi Shares (excluding those Fully Diluted Aditi Shares held by Missing Shareholders).

“Unpaid Aditi Earn-Out Holdback Amount” means the aggregate amount for which the Parent Indemnified Parties seek indemnification pursuant to Indemnification Notices delivered prior to the date the Unpaid Aditi Earn-Out has been paid in full to the extent such amounts are not included in the Additional Consideration Holdback Amount or the Additional Consideration Holdback Amount.

Section 12.02 Other Definitional Provisions. Unless expressly indicated otherwise, any reference to any particular Code section or Law shall be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

Section 12.03 Cross-Reference of Other Definitions. Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Section No.

2015 Revenue	1.07(a)
AAR Ruling	8.04(f)(i)
Action	3.13
Actual Adjusted EBITDA	1.06(a)
Additional Award Holder Consideration	1.07(b)
Additional Consideration	1.07(b)
Additional Non-Rollover Stockholder Consideration	1.07(b)
Additional Rollover Stockholder Cash Consideration	1.07(b)
Adjusted Earn-Out Amount	1.07(c)
Affiliate Agreement	3.19
Agreement	Preface
Alternative Resolution Process	8.04(f)(i)
Alternative Transaction	5.04
Annualization Event	1.07(e)

Term	Section No.

Anti-Bribery Laws	3.17(b)
Assets	3.07
Base Purchase Price Excess	1.06(b)
Base Purchase Price Shortfall	1.06(c)
Certificate	1.04
Certificate of Merger	1.01(b)
Claim Notice	10.03(a)
Closing	2.01
Closing Date	2.01
Common Stock	3.05(a)
Company	Preface
Company Basket	10.05(b)
Company Cap	10.02(b)
Company Sites	3.12(n)
Confidential Information	3.12(g)
Confidentiality Agreement	5.02
Contaminants	3.12(p)
Continuing Employees	8.01
Deliverable Adjusted Earn-Out Amount	1.07(c)
DGCL	1.01(a)
Disallowed Taxes	8.03(b)(iii)
Disclosure Schedules	13.06
Dispute Resolution Arbiter	1.06(a)
Disputed Item	1.06(a)
Dissenting Share	1.12
Dissenting Stockholder	1.12
Earn-Out Period	1.07(a)
Effective Time	1.01
Employment Agreements	Recitals
Environmental and Safety Requirements	3.18(a)
Escrow Agreement	1.08
Estimated Amounts	1.05
Estimated Base Purchase Price	1.05
Estimated Base Purchase Price Statement	1.05
Exchange Agent	1.04
FCPA	3.17(b)
Final Base Purchase Price	1.06(b)
Final Base Purchase Price Statement	1.06(a)
Financial Statements	3.06(a)
Forfeited Amount	1.03(b)
Fundamental Survival Termination Date	10.01
General Survival Termination Date	10.01
HSR Act	3.04
Inbound Intellectual Property Contracts	3.12(i)
Indemnified Party	10.03(a)

Term	Section No.

IP Rights Contracts	3.12(i)
Latest Balance Sheet	3.06(a)
Leased Real Property	3.09(a)
Letter of Transmittal	1.04
Material Contracts	3.11(a)
Merger	1.01(a)
Merger Sub	Preface
Missing Aditi Shares	1.07(c)
New Plans	8.01
Objections Statement	1.06(a)
OFAC	3.17(d)
Order	3.13
Outbound Intellectual Property Contracts	3.12(i)
Outside Date	11.01(e)
Parachute Payments	5.08
Parent	Preface
Parent Basket	10.04(b)
Parent Cap	10.02(a)
Parent Common Stock	4.04
Parent Financial Statements	4.06(b)
Parent Indemnified Parties	8.03(b)(i)
Parent Preferred Stock	4.04
Parent SEC Documents	4.06(a)
Parent’s Representatives	5.02
Partial Closing Shares	1.07(b)
Parties	Preface
Party	Preface
Payoff Amount	5.05
Payoff Letter	5.05
Permits	3.17(i)
Personally Identifiable Information	3.12(n)
Premium Amount	8.04(h)
Proprietary Information	12.01
Real Property Leases	3.09(a)
Representative	Preface
Representative Expense Fund	7.01(e)
Responsible Party	10.03(a)
Revenue Statement	1.07(a)
Rollover Agreements	Recitals
Sarbanes-Oxley Act	4.06(a)
Schedule	13.06
Scheduled IP Rights	3.12(c)
SDN List	3.17(d)
Securities Act	3.05(b)
Seller Transfer Taxes	8.03(g)

Term	Section No.

Sellers Transfer Taxes	8.03(g)
Series A Preferred Stock	3.05(a)
Series A-1 Preferred Stock	3.05(a)
Series B-1 Preferred Stock	3.05(a)
Series B Preferred Stock	3.05(a)
Series B-2 Preferred Stock	3.05(a)
Shearman	13.18
Significant Customers	3.20
Significant Suppliers	3.21
Stockholder Agreements	Recitals
Stockholder Approval	9.02(b)
Surviving Company	1.01(a)
Tax Proceeding	8.03(d)(ii)
Third Party Claim	10.03(b)
Trademarks	12.01
Transactions	Recitals
Transfer Taxes	8.03(g)
Unpaid Aditi Earn-Out	1.07(c)
Unrecovered Amount	1.06(c)
Wachtell	13.18
Written Consent	2.02(g)(ii)

ARTICLE XIII

MISCELLANEOUS

Section 13.01 Press Releases and Communications. Each Party has provided the other Parties with an advance copy of its initial press release (if any), and such other Parties have had an opportunity to comment thereon. No press release or public announcement related to this Agreement or the transactions contemplated herein or any other announcement or communication to the employees, customers or suppliers of any Group Company shall be issued or made by any party hereto without the joint approval of Parent and the Representative, unless required by Law or the rules of any recognized stock exchange.

Section 13.02 Expenses. Except as otherwise expressly provided herein, each of the Company, the Securityholders, Parent, Merger Sub and the Representative shall pay all of its own fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees and disbursements of counsel, financial advisors and accountants; provided, that any such fees and expenses of the Group Companies incurred at or prior to the Closing shall be the sole responsibility of the Securityholders other than to the extent such fees and expenses are (a) paid by the Group Companies prior to the Closing or (b) included in the Debt set forth in the Estimated Base Purchase Price Statement.

Section 13.03 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted (except if not a Business Day then the next Business Day) via facsimile to the number set out below to the address set out below, (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective Parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by such Party:

Notices to Parent, Surviving Company and/or Merger Sub:

Harman International Industries, Incorporated
400 Atlantic Street, 15th Floor
Stamford, CT 06901
Attn:	Todd A. Suko, Executive Vice President and General Counsel
Facsimile:	(203) 328-3946

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attn:	Joshua R. Cammaker, Esq.
Gordon S. Moodie, Esq.
Facsimile:	(212) 403-2000

Notices to the Representative:

Symphony Technology Group, L.L.C.
2475 Hanover Street
Palo Alto, CA 94304
Attn:	Steve Henkenmeier
Facsimile:	(650) 935-9501

with a copy to (which shall not constitute notice):

Shearman & Sterling LLP
Four Embarcadero Center, Suite 3800
San Francisco, CA 94111
Attn:	Steve L. Camahort, Esq.
Dana C.F. Kromm, Esq.
Facsimile:	(415) 616-1199

Notices to the Company:

Symphony Teleca Corporation
636 Ellis Street
Mountain View, CA 94043
Attn:	Sanjay Dhawan
Pradeep Chaudry
Facsimile:	(650) 623-9401

with a copy to (before the Closing) (which shall not constitute notice):

Shearman & Sterling LLP
Four Embarcadero Center, Suite 3800
San Francisco, CA 94111
Attn:	Steve L. Camahort, Esq.
Dana C.F. Kromm, Esq.
Facsimile:	(415) 616-1199

Section 13.04 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by the Company, Parent, Merger Sub or the Representative without the prior written consent of the non-assigning Parties; provided, that Parent and Merger Sub may assign this Agreement to one or more Affiliates of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations under this Agreement.

Section 13.05 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 13.06 References. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and shall not in any way affect the meaning or interpretation of this Agreement or any exhibit hereto. All references to this Agreement herein or in any of the Disclosure Schedules delivered by the Company to Parent in connection with the execution of this Agreement (each, a “Schedule” and, collectively, the “Disclosure Schedules”) shall be deemed to refer to this entire Agreement, including all Disclosure Schedules. Any reference in a particular Schedule of the Disclosure Schedules shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of the Agreement and (b) any other representations and warranties of the Company that are contained in the Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without independent knowledge on the part of the reader regarding the matter(s) so disclosed. All references to days (excluding Business Days) or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” “Disclosure Schedule” or “Schedule” shall be deemed to refer to a section of this Agreement, an exhibit to this Agreement or a schedule to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. The word “or” shall not be exclusive. Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires. All pronouns and any variations thereof refer to the masculine, feminine or neuter, single or plural, as the context may require.

Section 13.07 Construction. The language in this Agreement is the language the Parties chose to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of contract). The Company may, at its option, include in the Disclosure Schedule any amounts or items that are not material in order to avoid any misunderstanding, and any such inclusion, or any references to amounts or items, shall not be deemed to be an acknowledgment or representation that such amounts or items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. In no event shall the inclusion of any matter in the Disclosure Schedule be deemed or interpreted to broaden the Company’s representations, warranties, covenants or agreements contained in this Agreement.

Section 13.08 Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules hereto may be amended or waived only in a writing signed (a) in the case of any amendment, by Parent, the Company (or the Surviving Company following the

Closing) and the Representative and (b) in the case of a waiver, by the Party or Parties waiving rights hereunder; provided, that after the receipt of the Stockholder Approval, no amendment to this Agreement shall be made which by Law requires further approval by the stockholders of the Company without such further approval by such stockholders. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

Section 13.09 Complete Agreement. This Agreement and the documents referred to herein (including the Confidentiality Agreement) and other documents executed in connection herewith or at the Closing contain the complete agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to such subject matter in any way, including any data room agreements, bid letters, term sheets, summary issues lists or other agreements.

Section 13.10 Waiver of Trial by Jury. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH PARTY TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT A PARTY TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH PARTY HERETO TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 13.11 Delivery by Facsimile or Email. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or scanned pages via electronic mail, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. No Party hereto or to any such contract shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine or email as a defense to the formation of a contract and each such Party forever waives any such defense. This Agreement is not binding unless and until signature pages are executed and delivered by each of the Company, Parent, Merger Sub and Representative.

Section 13.12 Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one (1) Party, but all such counterparts taken together shall constitute one and the same instrument.

Section 13.13 Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 13.14 Jurisdiction. Any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought and determined exclusively in the Delaware Court of Chancery of the State of Delaware; provided that if the Delaware Court of Chancery does not have jurisdiction, any such Action shall be brought exclusively in any other Delaware state court, or if the Court of Chancery and such other Delaware state courts shall not have jurisdiction, in any federal court located in the State of Delaware, and each of the Parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action which is brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court.

Section 13.15 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.

Section 13.16 Specific Performance. Each of the Parties acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique and recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Party may have no adequate remedy at Law. Accordingly, the Parties agree that prior to a valid termination of this Agreement in accordance with this Agreement, such non-breaching Party shall have the right, in addition to any other rights and remedies existing in its favor at Law or in equity, to enforce its rights and the other Party’s obligations hereunder not only by an Action or Actions for damages but also by an Action or Actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security). Each of the Parties agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement, and hereby waives (x) any defenses in any Action for an injunction, specific performance or other equitable relief, including the defense that the other Parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity and (y) any requirement under Law to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief.

Section 13.17 Third Party Beneficiaries. Except for the Parent Indemnified Parties and Company Indemnified Parties as provided herein, nothing expressed or referred to in this Agreement shall be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except (x) for the right of the Company on behalf of the Securityholders to pursue damages (including claims for damages based on loss of the economic benefits of the Transactions, including Sections 1.02 and 1.03, to the Securityholders) in the event the Effective Time has not occurred as a result of Parent’s or Merger Sub’s breach of this Agreement (whether or not this Agreement has been terminated pursuant to Article XI) and (y) after the Effective Time, if Parent shall not have made payments in accordance with Sections 1.02 and 1.03, the Representative, on behalf of the Securityholders, shall have the right to enforce directly the Securityholders’ rights to receive the amounts payable pursuant to Sections 1.02 and 1.03, each of which rights set forth in clauses (x) and (y) hereof are hereby expressly acknowledged and agreed to by the Parties, nothing herein, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

Section 13.18 Conflict of Interest. If the Representative so desires, acting on behalf of the Securityholders and without the need for any consent or waiver by Parent, the Company or the Surviving Company, Shearman & Sterling LLP (“Shearman”) shall be permitted to represent the Representative and the Securityholders after the Closing in connection with any matter relating to the Merger or the other Transactions. Without limiting the generality of the foregoing, after the Closing, Shearman shall be permitted to represent the Securityholders, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation or transaction with Parent, the Company or the Surviving Company or any of their agents or Affiliates under or relating to this Agreement, the Merger or the other Transactions, and any related matter. Upon and after the Closing, the Company shall cease to have any attorney-client relationship with Shearman, unless and to the extent Shearman is specifically engaged in writing by the Company to represent the Company after the Closing and either such engagement involves no conflict of interest with respect to the Securityholders or the Representative consents in writing at the time to such engagement. Any such representation of Parent, the Company or the Surviving Company by Shearman after the Closing shall not affect the foregoing provisions hereof. Shearman shall be permitted to withdraw from any representation of Parent, the Company or the Surviving Company in order to be able to represent or continue so representing the Securityholders, even if such withdrawals causes Parent, the Company or the Surviving Company additional legal expense (such as to bring new counsel “up to speed”), delay or other prejudice. Following the Effective Time, except with the consent of the Representative, neither Parent, the Company nor the Surviving Company, nor any Person acting on behalf of or through Parent, the Company or the Surviving Company, will seek to obtain or use the Privilege Assets without the Representative’s consent, provided that the Representative shall not unreasonably withhold its consent if any such Person is seeking to use such Privilege Assets in defense or prosecution of a claim brought by or against a third party that is not a Securityholder. Notwithstanding the foregoing, nothing shall prevent Parent, the Company, the Surviving Company or any Person acting on behalf of or through any of them from complying with applicable Law or court order. After the Closing, Wachtell, Lipton, Rosen & Katz (“Wachtell”) shall be permitted to represent Parent and the Surviving Company, any of their respective agents and Affiliates, or any one or more of them, in connection with any negotiation or transaction with the Representative, the Securityholders or any of their agents or Affiliates under or relating to this Agreement, the Merger or the other Transactions, and any related or unrelated matter. Any representation of any Person by Wachtell shall not affect the immediately preceding sentence.

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger on the day and year first above written.

Company:
SYMPHONY TELECA CORPORATION

By:	/s/ Sanjay Dhawan
Its:	President & CEO

Parent:
HARMAN INTERNATIONAL INDUSTRIES, INC.

By:	/s/ Todd A. Suko
Its:	Executive Vice President and General Counsel

Merger Sub:
SABITA SUB, INC.

By:	/s/ Todd A. Suko
Its:	Vice President and Secretary

Representative:
SYMPHONY TECHNOLOGY GROUP, L.L.C. solely in its capacity as the Representative

By:	/s/ Dr. Romesh Wadhwani
Its:	Managing Member